# BROOKDALE SENIOR LIVING

*The Art of Optimum Life®*



| Financial Highlights *(in thousands, except per share data)* | As of and for the years ended December 31, 2007 | 2006 |
|---|---|---|
| *Selected Operating Data* | | |
| Total revenue | $ 1,839,296 | $ 1,309,913 |
| Facility operating expense | 1,170,937 | 819,801 |
| General and administrative (including non-cash stock-based compensation expense of $20,113 and $26,612, respectively) | 138,013 | 117,897 |
| Facility lease expense | 271,628 | 228,779 |
| Depreciation and amortization | 299,925 | 188,129 |
| Loss from operations | (41,207) | (44,693) |
| Net loss | $ (161,979) | $ (108,087) |
| Net loss per share of common stock, basic and diluted | $ (1.60) | $ (1.34) |
| Adjusted EBITDA[1] | $ 306,379 | $ 200,621 |
| Cash From Facility Operations[2] | $ 148,835 | $ 90,902 |
| Facility Operating Income[3] | $ 642,329 | $ 476,346 |
| *Selected Balance Sheet Data* | | |
| Property, plant and equipment and leasehold intangibles, net | $ 3,760,453 | $ 3,672,333 |
| Cash and cash equivalents | $ 100,904 | $ 68,034 |
| Total assets | $ 4,811,622 | $ 4,756,000 |
| Long-term debt obligations | $ 2,137,224 | $ 1,711,439 |
| Stockholders' equity | $ 1,419,538 | $ 1,764,012 |
| Common shares outstanding (excluding unvested restricted shares) | 101,942 | 101,261 |
| *Stock Performance Data* | | |
| Closing share price on December 29, 2006 | | $ 48.00 |
| Closing share price on December 31, 2007 | $ 28.41 | |
| Dividends declared for the year ended December 31, 2007 | $ 1.95 | |
| Dividends declared for the year ended December 31, 2006 | | $ 1.55 |

(1) Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. Adjusted EBITDA is a key measure of the Company's operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long-term contracts and the financing and capitalization of the business. We define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non-operating (income) loss items, depreciation and amortization, straight-line lease expense (income), amortization of deferred gain, amortization of deferred entrance fees, and non-cash compensation expense and including entrance fee receipts and refunds.

(2) Cash From Facility Operations is a measurement of liquidity that is not calculated in accordance with GAAP and should not be considered in isolation as a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP. We define Cash From Facility Operations as net cash provided by (used in) operating activities adjusted for changes in operating assets and liabilities, deferred interest and fees added to principal, refundable entrance fees received, entrance fee refunds disbursed, other and recurring capital expenditures. Recurring capital expenditures include expenditures capitalized in accordance with GAAP that are funded from Cash From Facility Operations. Amounts excluded from recurring capital expenditures consist primarily of unusual or non-recurring capital items (including integration capital expenditures), facility purchases and/or major projects or renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale.

(3) Facility Operating Income is not a measurement of operating performance calculated in accordance with GAAP and should not be considered in isolation as a substitute for net income, income from operations, or cash flows provided by or used in operations, as determined in accordance with GAAP. We define Facility Operating Income as net income (loss) before provision (benefit) for income taxes, non-operating (income) loss items, depreciation and amortization, facility lease expense, general and administrative expense, including non-cash stock compensation expense, amortization of deferred entrance fee revenue and management fees.

*Note: See enclosed Form 10-K for non-GAAP reconciliations.*

# The Art of Optimum Life®

At Brookdale Senior Living we are all about people serving people. As a leading national provider of senior living communities and related services, we work each day to inspire our 33,000 associates to deliver exceptional service and care for the 52,000 seniors we serve in nearly 550 locations across the United States.

With high quality accommodations, superior dining experiences, and exceptional programs, care and services, our Brookdale communities provide value while striving to exceed the expectations of our residents and their families. Our objective remains: constant innovation of new methods for delivering better services and healthy, fulfilling lifestyles to those who call Brookdale communities home.



*This year, as we focus on the art of senior living – Brookdale style – we are also proud to showcase a sampling of the artistic talents and creativity of a number of our residents, and introduce these artists to you as examples of how some choose to lead an "Optimum Life®" in Brookdale communities.*

Cover Art: ***Untitled***, by Joan Vaughan, a resident of Clare Bridge Williamsville, NY.





*Joan Vaughan grew up in Buffalo, NY and attended Nardin Academy and the Bryant Business Institute. She has four children, five grandchildren, and one great-grandchild. Joan and her husband enjoyed visiting local galleries and trips to Crescent Beach.*

# To Our Shareholders

After doubling our size during 2006, Brookdale Senior Living entered 2007 committed to an ambitious series of initiatives to ensure the quality of our operations and to solidify our culture:

- We continued implementation of a major systems integration effort begun in 2006 and to be completed in 2008 that will provide our associates with the tools they need to maintain our leadership position in the industry.
- We executed an aggressive expansion of therapy, wellness and home health care services.
- We assimilated the numerous acquisitions made over the last three years while instilling and reinforcing the core values of our operating philosophy throughout the still-growing family of Brookdale associates.

These are profoundly important foundation-building activities that will allow Brookdale to continue to grow and strengthen in this challenging economic climate.

We believe that our key financial performance measurement is operating cash flow, which we define as "Cash From Facility Operations," or "CFFO." During 2007, we achieved CFFO per share growth of 38% over 2006, a result that fell short of our expectations, even in light of the unexpectedly weak economic environment. Although 38% growth would be a strong result for many other companies, our expectations for Brookdale are high, and we remain confident that much of what we accomplished in 2007 sets the stage for strong results in 2008 and the coming years.


Cash From Facility Operations
(in thousands)
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
6,642
90,902
148,835
2005
2006
2007
Note: See enclosed Form 10-K for non-GAAP reconciliations.

We believe in the strength of our business model and in our ability to benefit from the long-term sector dynamics of an aging and increasingly affluent population, growing consumer acceptance of senior housing and lack of significant new supply to meet the growing demand.

## Industry Fundamentals

The fundamentals of the senior living industry remain very compelling. Demographic projections suggest strong and growing demand, with 400,000 people reaching 70 years of age on average every year for the next 10 years, with increasing income levels from retirement savings and pensions. It is noteworthy that those over the age of 70 have home equity values worth well over one trillion dollars in the aggregate, and 70% of homeowners over 70 own their homes mortgage-free. Currently, approximately 7% of those over 70 in the United States live in senior housing, and the percentage is much higher in certain areas of the country with a longer history of familiarity with senior housing. We expect this penetration rate to continue to move upward with market trends and increasing consumer awareness.

On the supply side, industry estimates show new construction of senior housing units continues to run below the rate of 30,000 new units needed annually just to meet expected demand. In fact, the current credit crisis has limited the availability of financing for most new construction projects, resulting in a supply/demand imbalance favoring existing owners and operators. It is also noteworthy that, in spite of the credit crunch, financing for existing quality, stabilized senior living assets has remained available at attractive terms.

### Brookdale's Position and Strategy

During 2007, we made great strides toward enhancing Brookdale's leadership position in the marketplace:

- This last year we substantially completed our efforts toward integrating the companies and portfolios we have acquired, creating a common technology, process and operational platform. By the end of 2007, we launched many new enterprise-wide systems, strengthening our ability to support and control our business.
- On January 1, 2008 Brookdale rolled out a new field organization structure based on geographic divisions rather than on product lines. Now all of Brookdale's product types and service offerings work together more cohesively within each geographic region, producing overhead efficiencies, better field support and better allocation of resources.
- Brookdale has the broadest array of service offerings in the marketplace. Our goal is to offer a unique continuum of care across every one of our markets so that all our residents' needs can be met over time and any resident can be welcomed at the appropriate level of care. We already have achieved our continuum of care ideal in many major markets, and filling out the continuum is a central objective of our expansion program.
- We continue to refine the delivery of services designed for our residents. For example, we have made significant progress with our resident health- and wellness-related services programs. By the end of 2007, we opened new clinics in our buildings that enabled us to provide therapy service offerings to over 12,000 additional units in the Brookdale portfolio, for a total of approximately 28,000 units. We expect to introduce our therapy services to 8,000 additional Brookdale units in 2008. Also, during 2007, we introduced our home care services

into communities with approximately 7,400 units and expect to add another 7,500 units in 2008. These services contribute more than just attractive economics; they improve customer satisfaction and retention, and they add a very strong market advantage as consumers evaluate the best available environment for receiving the health care services they will need.

Having been built on successive mergers of some of the best companies in our industry, we have become a national company with demonstrated competency across a broad spectrum of health care and senior living. We have the unique ability to take successful program innovations and best practices from any of our product lines and adapt and apply them across our organization. Whether this is an automated labor management tool developed in assisted living, wellness and preventative health plans designed in our ancillary services program, or an upscale dining experience developed in our independent living communities, we have the leadership, creativity, and experience to apply these programs across all of Brookdale.


Therapy Units Served
(approx., at year end)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
16,000
28,000
36,000
2006
2007
2008
(est.)

We also expect to continue to leverage our size and scale to Brookdale's benefit, resulting in better control of operating costs while allocating our general and administrative costs over a wider base. Another benefit of scale is that our size allows us to provide new services such as home care to a local market while the large base of facilities in that market absorbs the overhead required to introduce and deliver these services. Our size also allows us to invest the resources into programs that ensure the highest standards of quality care for our residents.

## 2008 Outlook

Given current economic conditions, we assume that we will be facing a challenging operating environment in 2008. Nonetheless, we believe we can grow our CFFO per share 15% to 20% over 2007.

Many of the initiatives begun in 2007 will continue to strengthen our business and deliver for us in 2008. As described in this report, we developed a new market management program that integrates sales and marketing of all our products and allows us to meet our customers at their unique point of need. We have created strategic advertising campaigns and innovative sales training programs, and have established a national Brookdale brand for all of our communities. We strengthened our referral source network with new relationships, and introduced a powerful new marketing-oriented website. At the same time, we have maintained our pricing discipline and remain focused on previous turnaround acquisitions, where necessary renovations and improved product repositioning will drive demand. We will also benefit from the full year effect of the fill-up of the expansion units that opened in 2007 as well as the initial fill of the 300 to 400 units we will open in 2008.

We are excited by the incredibly bright, long-term potential of the senior housing industry in general and our company, in particular. Once our customers begin to perceive that the economic environment has stabilized, we expect to see strong growth from expanding occupancy. Though we have no way to predict the exact timing, we should see the positive results of this reaction quite quickly and before the economy is "officially" in recovery.



*Bill Sheriff,*
*Chief Executive Officer*

Let me close by saying that at Brookdale we are strongly focused on building shareholder value. We believe that our recently announced dividend adjustment and authorized stock repurchase program will begin to address some of the issues underlying what we perceive to be a dislocation between the value of our business and the price of our stock. Given the current volatility in the economic environment, we remain committed to maintaining appropriate liquidity and a balanced approach to risk. At Brookdale, we remain very excited by the prospects for the company and the opportunity we have to build something very special for our residents, our associates and our shareholders.

Sincerely,

Bill Sheriff
*Chief Executive Officer*



**Mood Indigo**, by Margie Livingston Campbell, a resident of Carriage Club Jacksonville, FL.

*Margie Campbell is Founder and Chairman of "Art in the Schools," an outreach program of the Jacksonville Watercolor Society. She has received multiple awards for her work. Her paintings are displayed at City Hall, Jacksonville University and the Symphony Orchestra.*





## INSPIRED LIFESTYLES

Brookdale Senior Living communities provide a full range of housing and service alternatives:

• **Retirement Centers** are large, upscale communities offering residents both independent and assisted living with a variety of services and amenities.

• **Assisted Living** communities are designed for mid-acuity, frail residents who need assistance with the Activities of Daily Living. A portion of our assisted living—our Clare Bridge brand—is exclusively for those with dementia, Alzheimer's and related diseases.

• **Continuing Care Retirement Communities (CCRCs)** provide large, campus type environments for all needs of the senior population: independent living, assisted living, dementia care and skilled nursing.

Brookdale's success continues to be rooted in the expertise of our associates who are dedicated to enriching the lives of our residents every day. Over the past year, we have met many challenges: anticipating new requirements from a growing senior population that demands greater value and more services; developing enhanced programs to serve our residents; and adjusting to a changing economic environment.

During this past year, we made important advances in our exclusive signature programs. **Optimum Life®**, Brookdale's trademark program allowing residents to pursue their peak level of health and fulfillment, now includes a quarterly magazine as well as a growing calendar of events promoting wellness and longevity.

Brookdale's **Celebrations** program, a companion to Optimum Life®, brings together inspired dining, social and educational experiences that are crafted and themed for maximum participation and enjoyment.

Those who choose a Brookdale community understand that they are selecting much more than a comfortable living environment to call home. They have made a lifestyle decision that will enhance their opportunity to pursue health and life fulfillment.







# A Common Structure

In 2007, the economic and market environments changed; so did Brookdale. By consolidating our field management and organizing by geography rather than by product line, we placed both operational and sales management within a common structure. These changes enabled us to enhance our marketing efforts and operational synergies, strengthening Brookdale's position in both the local and national marketplace.

Despite the economic downturn during the latter part of the year, Brookdale maintained stable occupancy levels while operating on a disciplined pricing platform that resulted in average per unit revenue increases of more than 6.9%. During 2007, we designed and implemented Major Market Management to harvest the maximum advantage in major metropolitan areas like Kansas City, Denver and Phoenix where we operate multiple product types in numerous locations.

Major Market Management provides a market-wide continuum of services and pricing to meet the needs of each individual resident in the most appropriate environment while providing the continued high quality experience and brand promise for which Brookdale is known. In 2008, we are expanding this initiative to cover additional metropolitan markets with heavy concentrations of Brookdale communities.

For Brookdale, Major Market Management brings longer or extended stays within the Brookdale continuum, market dominance and the best and most efficient allocation of resources. It also establishes a marketing culture within which all Brookdale communities can be unified by a common brand, whether they cater primarily to those seeking independent living, personalized assisted living, Alzheimer's and dementia care, or continuing care.




Original Major Markets
Total Brookdale Units
UNITS
2,500
2,000
1,500
1,000
500
0
2,098
1,674
1,284
1,022
819
Phoenix
Denver
Kansas City
Houston
Austin





*Delicate Arch*, by John "Jack" Bartholomew, a resident of Trillium Place, Columbus, OH.





*Jack Bartholomew received his degree in Fine Arts from The Ohio State University. He worked for 35 years as a Graphic Designer. This year he entered several ceramic pieces in the Creative Arts Event 2007, for which he was awarded three ribbons.*



***Ski Country***, by Thelma Tavelli, a resident of Heritage Club Mountain View, Denver, CO.

*Thelma Tavelli pursued her art interests after retiring from her 30 year career in accounting. She is a member of the Arvada Fine Arts Guild and the Aurora Art Guild. Her work has been part of juried and invitational exhibits throughout the region.*





## ESTABLISHING THE BRAND

Although Brookdale has undergone much change over the past three years, our Company operates with one mission, one vision and one voice. Establishing and enhancing the Brookdale brand in the marketplace remains a high priority. More than the graphic representation of our Company, the Brookdale brand underscores the benefits our communities offer to our residents, our associates and our shareholders.

During 2007, Brookdale moved forward with an ambitious branding program to differentiate our communities, services and features from other senior living companies. Our communities across the nation are now easily recognizable by their branded signage, community vehicles, sales materials and other means of community identification. Brookdale's brand standards represent trust, integrity, the highest level of service and consistently delivering on our market and customer promises.

To further this brand strategy, we designed and launched a new Brookdale website to optimize our marketing efforts in both its presentation and its functionality. More significantly, the new website is well positioned for search engine optimization, generating sales leads and providing a new way for people to learn about and experience Brookdale.

This year, we also implemented a secondary web marketing strategy, which involves partnerships with key internet companies serving the senior living industry. These technology-based relationships increase our exposure to new customers, new referral sources and the industry.







## Mastering The Art

Seniors represent a unique demographic and serving them well requires much more than providing communities for them to call home. As life expectancy increases, the market increasingly demands products and services that will enhance their health, contentment and purpose in life.

**Innovative Senior Care (ISC)** is Brookdale's nationally branded ancillary services program providing licensed therapy and wellness services, which are designed to help residents enhance or regain their independence through comprehensive rehabilitation, exercise and education programs. ISC also offers Medicare certified home care services for those who require personalized assistance, episodic nursing care and therapy services in their apartments.

At the beginning of 2007, ISC operated 186 clinics serving approximately 16,000 residential units. By the end of the year, those numbers had expanded to 335 clinics serving over 28,000 residential units. We are well on our way to serving the vast majority of Brookdale residents with ISC services over the next two years.

Revenue from Innovative Senior Care's therapy and home care services has increased dramatically over the past three years and we expect that to continue to grow. Equally as important is that the on-site availability of ISC services at Brookdale communities has helped our residents improve and maintain their health and wellness.

Serving seniors is a noble calling...serving them well is an art form. At Brookdale we are continually working to master both our business opportunities in senior living and the art of delivering Optimum Life® to our residents.


Ancillary Service Growth - Staff Therapists
(at year end)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
675
935
1,601
2005
2006
2007





*100 Acre Woods*, by Bobbi Foster, a resident of Chambrel at Club Hill, Garland, TX.





*Bobbi Foster was in her late 30s when she joined the Rochester Memorial Art Gallery. After five years of art classes she entered one of her paintings in a juried show and it was chosen as a display piece. Bobbi has also done marble and clay sculptures.*

# Corporate Data

*Corporate Office*
330 N. Wabash Avenue,
Suite 1400
Chicago, IL 60611
312.977.3700
www.brookdaleliving.com

*Transfer Agent*
American Stock Transfer &
Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449

*Stock Listing*
NYSE: BKD

*Approximate Number of Record Holders (as of April 14, 2008):*
568

*Investor Relations Contact*
Ross Roadman
Brookdale Senior Living
111 Westwood Place,
Suite 200
Brentwood, TN 37027
615.376.2412

*Independent Auditors*
Ernst & Young LLP
233 S. Wacker Drive
Chicago, IL 60606

*2008 Annual Meeting*
June 5, 2008 • 10:00 a.m. CDT
Brookdale Senior Living
111 Westwood Place, Suite 200
Brentwood, TN 37027
615.221.2250

### *Governance & Certifications*

Brookdale's corporate governance guidelines, code of business conduct and ethics, the charters of the principal board committees and other governance information can be accessed through the Investor Relations portion of our website, www.brookdaleliving.com.

Certifications by the Chief Executive Officer and the Chief Financial Officer of Brookdale Senior Living pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's 2007 Annual Report on Form 10-K. We also have submitted to the New York Stock Exchange (NYSE) the annual CEO Certification for 2007 regarding the Company's compliance with the NYSE's corporate governance listing standards.

### *Forward-Looking Statements*

Certain statements in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to our operational initiatives; our expectations regarding the demand for senior housing, occupancy growth, our dividend adjustment and our authorized share repurchase program; our belief regarding the value of our common stock; and our ability to increase revenues, earnings, and/or Cash From Facility Operations. Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "target(s)," project(s)," "believe(s)," "will," "would," "seek(s)," "estimate(s)" and similar expressions are intended to identify such forward-looking statements. We can give no assurance that our expectations will be attained. These statements are subject to a number of risks and uncertainties that could lead to actual results materially different from our expectations, which include, but are not limited to, our determination from time to time whether to purchase any shares under the repurchase program and our ability to fund any repurchases; the risk that we may not be able to obtain any consents necessary to effect the repurchase program; the effect of our indebtedness and long-term operating leases on our liquidity; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; delays in obtaining regulatory approvals; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; and the other risks detailed from time to time in our filings with the SEC, including those listed under "Risk Factors" in the accompanying Annual Report on Form 10-K. Such forward-looking statements speak only as of the date of this Annual Report. We expressly disclaim any obligation to release publicly any updates or revisions to any such statements.

## BOARD OF DIRECTORS

**Wesley R. Edens**, *Chairman;*
Chief Executive Officer &
Chairman of the Board,
Fortress Investment Group LLC

**William B. Doniger**, *Vice Chairman;*
Managing Director,
Fortress Investment Group LLC

**Frank M. Bumstead** [2], *Director;*
Chairman and Principal Shareholder,
Flood, Bumstead, McCready and McCarthy

**Jackie M. Clegg** [1,3], *Director;*
Managing Partner,
Clegg International Consultants, LLC

**Jeffrey G. Edwards** [1,2], *Director;*
Founder and Managing General Partner,
JGE Capital Management, LLC

**Jeffrey R. Leeds** [1,2,3], *Director;*
Self-Employed Consultant

**Mark J. Schulte**, *Director;*
Former Co-Chief Executive Officer,
Brookdale Senior Living Inc.

**Dr. Samuel Waxman** [2,3], *Director;*
The Albert A. and Vera G. List Professor,
Mount Sinai School of Medicine

*(1) Audit Committee*
*(2) Compensation Committee*
*(3) Nominating and Corporate Governance Committee*

## EXECUTIVE OFFICERS

**W.E. Sheriff**
*Chief Executive Officer*

**Mark W. Ohlendorf**
*Co-President and Chief Financial Officer*

**John P. Rijos**
*Co-President and Chief Operating Officer*

**T. Andrew Smith**
*Executive Vice President, General Counsel & Secretary*

**Bryan D. Richardson**
*Executive Vice President*
*& Chief Administrative Officer*

**Kristin A. Ferge**
*Executive Vice President & Treasurer*

**George T. Hicks**
*Executive Vice President – Finance*

**H. Todd Kaestner**
*Executive Vice President – Corporate Development*

**Mark A. Kultgen**
*Executive Vice President – Finance*

**Gregory B. Richard**
*Executive Vice President – Field Operations*

# BROOKDALE SENIOR LIVING PERFORMANCE GRAPH

*Comparison of Cumulative Return since November 22, 2005 (the date of Brookdale's initial public offering) through December 31, 2007, for Brookdale, the Russell 2000 Index and a Peer Group.*

The graph below compares the cumulative total return for Brookdale common stock with the comparable cumulative return of the Russell 2000 Index and a peer group of companies composed of Emeritus Corporation, Sunrise Senior Living, Inc., Capital Senior Living Corporation, Five Star Quality Care, Inc., HCP, Inc., and Ventas, Inc. The graph assumes $100 invested on November 22, 2005, the date of Brookdale's initial public offering, and $100 invested at that same time in each of the Russell 2000 Index and the peer group. The comparison assumes that all dividends are reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG BROOKDALE SENIOR LIVING INC., THE RUSSELL 2000 INDEX AND A PEER GROUP



$250
$200
$150
$100
$50
0
11/22/05
12/31/05
12/31/06
12/31/07


| | 11/22/05 | 12/31/05 | 12/31/06 | 12/31/07 |
|---|---|---|---|---|
| BKD | $100.00 | $118.20 | $197.18 | 122.73 |
| Russell 2000 | $100.00 | $98.81 | $116.95 | 115.12 |
| Peer Group | $100.00 | $99.33 | $133.78 | 137.90 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32641

**BROOKDALE SENIOR LIVING INC.**
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| Delaware | 20-3068069 |
| *(State or Other Jurisdiction of Incorporation or Organization)* | *(I.R.S. Employer Identification No.)* |

330 North Wabash Avenue, Suite 1400
Chicago, Illinois 60611
*(Address of Principal Executive Offices)*



*(Registrant's telephone number including area code)* (312) 977-3700

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.01 Par Value Per Share | New York Stock Exchange |

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to ich filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, nd will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III f this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer [X] | Accelerated filer [ ] |
| Non-accelerated filer [ ] (Do not check if a smaller reporting company) | Smaller reporting company [ ] |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates of the registrant on June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.14 billion. The market value calculation was determined using a per share price of $45.57, the price at which the registrant's common stock was last sold on the New York Stock Exchange on such date. For purposes of this calculation, shares held by non-affiliates excludes only those shares beneficially owned by the registrant's executive officers, directors, and stockholders owning 10% or more of the outstanding common stock (and, in each case, their immediate family members and affiliates).

As of February 22, 2008, 101,945,227 shares of the registrant's common stock, $0.01 par value, were outstanding (excluding unvested restricted shares).

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain sections of the registrant's Definitive Proxy Statement relating to its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS
BROOKDALE SENIOR LIVING INC.

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2007

## SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this Annual Report on Form 10-K and other information we provide from time to time may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements relating to our ability to deploy capital; our plans to generate growth organically through occupancy improvements, increases in annual rental rates and the achievement of operating efficiencies and cost savings; our plans to expand our offering of ancillary services (therapy and home health) and our expectations regarding their effect on our results; our plans to expand existing facilities and develop new facilities; the expected project costs for our expansion and development program; our expected levels of expenditures; our expectations regarding financings and refinancings of assets; our ability to secure financing; our ability to acquire the fee interest in facilities that we currently operate at attractive valuations; our ability to close accretive acquisitions; our ability to close dispositions of underperforming facilities; our expectations for the performance of our entrance fee communities; our ability to anticipate, manage and address industry trends and their effect on our business; our ability to pay and grow dividends; and our ability to increase revenues, earnings, Adjusted EBITDA, Cash From Facility Operations, and/or Facility Operating Income (as such terms are defined herein). Words such as "anticipate(s)", "expect(s)", "intend(s)", "plan(s)", "target(s)", "project(s)", "predict(s)", "believe(s)", "may", "will", "would", "could", "should", "seek(s)", "estimate(s)" and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to, our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; our inability to extend or replace our credit facility when it expires; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; the risk that we may be required to post additional cash collateral in connection with our interest rate swaps; the risk that we may not be able to pay or maintain dividends; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; changes in governmental reimbursement programs; our limited operating history on a combined basis; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; our ability to integrate acquisitions (including the acquisition of American Retirement Corporation ("ARC")) into our operations; unforeseen costs associated with the acquisition of new facilities; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; increased competition for skilled personnel; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; and other risks detailed from time to time in our filings with the Securities and Exchange Commission, press releases and other communications, including those set forth under "Risk Factors" included elsewhere in this Annual Report on Form 10-K. Such forward-looking statements speak only as of the date of this Annual Report. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

# PART I

## Item 1. Business.

### Overview

As of December 31, 2007, we are the largest operator of senior living communities in the United States based on total capacity, with 550 communities in 35 states and the ability to serve over 52,000 residents. We offer our residents access to a full continuum of services across the most attractive sectors of the senior living industry. As of December 31, 2007, we operated in four business segments: retirement centers, assisted living, continuing care retirement communities ("CCRCs") and management services.

As of December 31, 2007, we operated 87 retirement center communities with 15,990 units/beds, 409 assisted living communities with 21,087 units/beds, 32 CCRCs with 10,593 units/beds and 22 communities with 4,416 units/beds where we provide management services for third parties and affiliates. The majority of our units/beds are located in campus settings or communities containing multiple services, including CCRCs. As of December 31, 2007, our communities were 90.0% occupied. We generate over 89.0% of our revenues from private pay customers. For the year ended December 31, 2007, 36.8% of our revenues were generated from owned communities, 62.8% from leased communities and 0.4% from management fees from communities we operate on behalf of third parties and affiliates.

We believe that we are positioned to take advantage of favorable demographic trends and supply-demand dynamics in the senior living industry and that we have significant opportunities to increase our revenues through providing a combination of housing, hospitality services, ancillary services and health care services. Our senior living communities offer residents a supportive "home-like" setting, assistance with activities of daily living, or ADLs, and, in several communities, licensed skilled nursing services. We also provide ancillary services, including therapy and home health services, to our residents. By providing residents with a range of service options as their needs change, we provide greater continuity of care, enabling seniors to "age-in-place" and thereby maintain residency with us for a longer period of time. The ability of residents to age-in-place is also beneficial to our residents and their families who are concerned with care decisions for their elderly relatives.

The table below presents a summary of our operating results and certain other financial metrics for each of the years ended December 31, 2007, 2006 and 2005 (dollars in millions, except dividends per share):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Total revenues | $ 1,839.3 | $ 1,309.9 | $ 790.6 |
| Net loss(1) | $ (162.0) | $ (108.1) | $ (51.0) |
| Adjusted EBITDA(2) | $ 306.4 | $ 200.6 | $ 66.6 |
| Cash From Facility Operations(3) | $ 148.8 | $ 90.9 | $ 6.6 |
| Facility Operating Income(2) | $ 642.3 | $ 476.3 | $ 292.8 |
| Dividends declared per share of common stock | $ 1.95 | $ 1.55 | $ 0.50 |

(1) The net loss is after an allocation of $0.4 million, $(0.7) million and $16.6 million minority interest for the years ended December 31, 2007, 2006 and 2005, respectively.

(2) Adjusted EBITDA and Facility Operating Income are non-GAAP financial measures we use in evaluating our operating performance. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for an explanation of how we define each of these measures, a detailed description of why we believe such measures are useful and the limitations of each measure, and a reconciliation of net loss to each of these measures.

(3) Cash From Facility Operations is a non-GAAP financial measure we use in evaluating our liquidity. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for an explanation of how we define this measure, a detailed description of why we believe such measure is useful and the limitations of such measure, and a reconciliation of net cash provided by (used in) operating activities to such measure.

We believe that there are substantial organic growth opportunities inherent in our existing portfolio. We intend to take advantage of those opportunities by growing revenues, while maintaining expense control, at our existing communities, driving our ancillary services business across our existing portfolio and expanding our existing communities. During 2007, we executed upon this strategy and increased our Cash From Facility Operations, Adjusted EBITDA and Facility Operating Income by 63.7%, 52.7% and 34.9%, respectively, when compared to 2006. In addition, our average occupancy rate remained relatively stable and we were able to increase our average monthly revenue per unit from $3,247 to $3,577, an increase of 10.2%. Despite unfavorable conditions in the housing, credit and financial markets and a weakening overall economy during 2007, we made substantial progress in implementing our growth strategy, integrating our previous acquisitions, and building a platform for future growth.

During 2007, we continued to make progress in expanding our ancillary services offerings by completing the roll-out of our ancillary services program to over 12,000 additional units. In addition, we completed expansions at six communities during 2007 and had expansion projects underway at an additional 12 locations at December 31, 2007. During 2007, we acquired a total of 15 communities increasing our community count by three and the number of communities we manage by one. The number of communities owned or leased was unchanged by our acquisition of joint venture partner interests, our acquisition of remaining portions of owned facilities and our acquisition of service businesses. As a result of our expansion and acquisition activity during 2007, the number of units we operated as of December 31, 2007 increased to 52,086, an increase of 815 units, or 1.6%, over the number we operated as of December 31, 2006.

We also continued to integrate various corporate functions and enhance our operating infrastructure during 2007. For example, we substantially completed our rebranding initiative so that virtually all of our communities now utilize the Brookdale logo and name, which should result in significant marketing synergies. During 2007, we integrated various systems for our acquired businesses and expanded our existing systems platform, including standardizing various financial, operational and procurement systems. In addition, we implemented our One Source procurement program across the entire organization, which will allow us to achieve substantial cost savings and purchasing efficiencies. Effective January 1, 2008, we also realigned our field operations organizational structure into seven geographic divisions, which will allow us to streamline our operations and sales management structure.

Although we made significant progress in 2007, we did experience several challenges that negatively impacted our results. We believe that the deteriorating housing market and general economic uncertainty have caused some potential customers (or their adult children) to delay or reconsider moving into our facilities thus hindering our ability to increase occupancy above current levels. In addition, we experienced volatility in the entrance fee portion of our business. The timing of entrance fee sales is subject to a number of different factors (including the ability of potential customers to sell their existing homes) and is also inherently subject to variability (positively or negatively) when measured over the short-term. Over the longer term, we expect to increase occupancy and that entrance fee sales will normalize.

**Growth Strategy**

Our primary growth objectives are to continue to grow our revenues, Adjusted EBITDA, Cash From Facility Operations and Facility Operating Income. Key elements of our strategy to achieve these objectives include:

- ***Organic growth in our core business, including the realization of economies of scale.*** We plan to grow our existing operations by increasing revenues through a combination of occupancy growth and monthly service fee increases as a result of our competitive strength and growing demand for senior living communities. In addition, we intend to take advantage of our sophisticated operating and marketing expertise to retain existing residents and attract new residents to our communities. We also plan to continue our efforts to achieve cost savings through the realization of additional economies of scale. The size of our business has allowed us to achieve savings in the procurement of goods and services and increased efficiencies with respect to various corporate functions, and we expect that we can achieve additional savings and efficiencies. Based on our historical experience and assuming flat occupancy, we expect to achieve annual growth in resident fees of approximately 4.5% to 5.0%, while holding annual cost increases to approximately 3.5%, which should result in annual same store Facility Operating Income growth of approximately 7.5% to 8.0%.

- ***Growth through the continued expansion of our ancillary services programs (including therapy services and home health).*** We plan to grow our revenues by further expanding our Innovative Senior Care program throughout our retirement centers, assisted living, CCRC and management services segments. Through the Innovative Senior Care program, we currently provide therapy, home health and other ancillary services, as well as education and wellness programs, to residents of many of our communities. These programs are focused on wellness and physical fitness to allow residents to maintain maximum independence. These services provide many continuing education opportunities for residents and their families through health fairs, seminars, and other consultative interactions. The therapy services we provide include physical, occupational, speech and other specialized therapy and home health services. In addition to providing these in-house therapy and wellness services at our communities, we also provide these services to other senior living communities that we do not own or operate. These services may be reimbursed under the Medicare program or paid directly by residents from private pay sources and revenues are recognized as services are provided. We believe that our Innovative Senior Care program is unique in the senior living industry and that we have a significant advantage over our competitors with respect to providing ancillary services because of our established infrastructure and experience. We believe there is a significant opportunity to grow our revenues by continuing to expand these services to communities at which they are not presently offered, which we believe will increase our revenue per unit/bed in the future.

- ***Growth through the expansion of existing communities and the development of new communities.*** We intend to grow our revenues and cash flows through the expansion of certain of our existing communities where economically advantageous and, to a lesser extent, through the development of new senior living communities. Certain of our communities with stabilized occupancies and excess demand in their respective markets may benefit from additions and expansions (which additions and expansions may be subject to landlord, lender and other third party consents) offering increased capacity, as well as additional levels of service for residents.

Given the current market environment, we are focusing on integrating previous acquisitions and on the significant organic growth opportunities inherent in our growth strategy. We anticipate a reduced level of acquisition activity over the near term when compared with historical levels. Nevertheless, as opportunities arise, we may also grow through the selective acquisition and consolidation of additional communities, asset portfolios and other senior living companies, as well as through the acquisition of the fee interest in communities that we currently lease or manage. Over the longer-term, we plan to take advantage of the fragmented continuing care, independent living and assisted living sectors by selectively purchasing existing operating companies and communities. Our acquisition strategy will continue to focus primarily on communities where we can improve service delivery, occupancy rates and cash flow.

**The Senior Living Industry**

The senior living industry is highly fragmented and characterized by numerous local and regional operators. We are one of a limited number of national operators that provide a broad range of community locations and service level offerings at varying price levels. The industry has seen significant growth in recent years and has been marked by the emergence of the assisted living segment in the mid-1990's.

Overbuilding in the late 1990's in the senior living industry put downward pressure on the occupancy rates and the resident fees of certain senior living providers. The slowdown in construction, general increases in construction costs and more stringent terms of construction financing since 1999 have led to a reduction in the supply of new units being constructed. Construction of new senior housing units, which, according to The American Seniors Housing Association, peaked at more than 62,064 units in 1999, has now moderated to approximately 28,000 units annually.

We believe that a number of trends will contribute to the continued growth of the senior living industry. The primary market for senior living services is individuals age 70 and older. According to U.S. Census data, the group is expected to grow by 3.5 million through 2015. As a result of these expected demographic trends, we expect an increase in the demand for senior living services in future years.

We believe the senior living industry has been and will continue to be impacted by several other trends. The use of long-term care insurance is increasing among current and future seniors as a means of planning for the costs of senior living services. In addition, as a result of increased mobility in society, reduction of average family size and increased number of two-wage earner couples, more seniors are looking for alternatives outside of their family for their care. Growing consumer awareness among seniors and their families concerning the types of services provided by independent and assisted living operators has further contributed to the opportunities in the senior living industry. Also, seniors currently possess greater financial resources than in the past, which makes it more likely that they are able to afford to live in market-rate senior housing. Seniors in the geographic areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, despite recent weakening in national housing markets, equity from the sale of private homes.

Challenges in our industry include increased state and local regulation of the assisted living and skilled nursing industries, which has led to an increase in the cost of doing business. The regulatory environment continues to intensify in the number and types of laws and regulations affecting us, accompanied by increased enforcement activity by state and local officials. In addition, like other companies, our financial results may be negatively impacted by increasing employment costs including salaries, wages and benefits, such as health care, for our employees. Increases in the costs of utilities, insurance, and real estate taxes may also have a negative impact on our financial results.

Certain per person annual limits on Medicare reimbursement for therapy services became effective in January 2006, subject to certain exceptions. These exceptions are currently scheduled to expire on June 30, 2008. If these exceptions are modified or not extended beyond that date, there may be reductions in our therapy services revenue and the profitability of those services. There continues to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare and Medicaid programs could have an adverse effect on our results of operations and cash flow.

**Our History**

We were formed as a Delaware corporation in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra. BLC and Alterra had been operating independently since 1986 and 1981, respectively. Beginning in December 2003, BLC and Alterra were under the common control of Fortress Investment Group LLC ("Fortress" or "FIG"). On November 22, 2005, we completed our initial public offering of common stock, and on July 25, 2006, we acquired American Retirement Corporation, or ARC, another leading senior living provider which had been operating independently since 1978. Funds managed by affiliates of Fortress beneficially own 61,007,867 shares, or approximately 58.1% of our outstanding common stock (including unvested restricted shares), as of December 31, 2007.

**Our Product Offerings**

We offer a variety of senior living housing and service alternatives in communities located across the United States. Our primary product offerings consist of (i) retirement center communities; (ii) assisted living communities; and (iii) CCRCs. As discussed below under "Segments", we also operate certain communities on behalf of third parties and affiliates pursuant to management agreements.

*Retirement centers.* Our retirement center communities are primarily designed for middle to upper income seniors generally age 70 and older who desire an upscale residential environment providing the highest quality of service.

The majority of our retirement center communities consist of both independent and assisted living units in a single community, which allows residents to "age-in-place" by providing them with a continuum of senior independent and assisted living services. While the number varies depending upon the particular community, approximately 81.4% of all of the units at our retirement center communities are independent living units, with a smaller number of units licensed for assisted living.

Our retirement center communities are large multi-story buildings containing on average 184 units/beds with extensive common areas and amenities. Residents may choose from studio, one-bedroom and two-bedroom units, depending upon the specific community.

Each retirement center community provides residents with basic services such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. Most of these communities also offer custom tailored supplemental care services at an additional charge, which may include medication reminders, check-in services and escort and companion services. In addition, our Innovative Senior Care program is currently available in most of our retirement centers communities. Through the program, we are able to offer our residents various education, wellness, therapy, home health and other ancillary services.

In addition to the basic services, our retirement center communities that include assisted living also provide residents with supplemental care service options to provide assistance with ADLs. The levels of care provided to residents vary from community to community depending, among other things, upon the licensing requirements of the state in which the community is located.

Residents in our retirement center communities are able to maintain their residency for an extended period of time due to the range of service options available to residents (not including skilled nursing) as their needs change. Residents with cognitive or physical frailties and higher level service needs are accommodated with supplemental services in their own units or, in certain communities, are cared for in a more structured and supervised environment on a separate wing or floor. These communities also generally have a dedicated assisted living staff, including nurses at the majority of communities, and separate assisted living dining rooms and activity areas.

Our retirement center communities represent approximately 30.7% of our total senior living capacity.

*Assisted Living.* Our assisted living communities offer housing and 24-hour assistance with ADLs to mid-acuity frail and elderly residents.

Our assisted living communities include both freestanding, multi-story communities with more than 30 beds and smaller, freestanding single story communities with less than 30 beds. Depending upon the specific location, the community may include (i) private studio, one-bedroom and one-bedroom deluxe apartments, or (ii) individual rooms for one or two residents in wings or "neighborhoods" scaled to a single-family home, which includes a living room, dining room, patio or enclosed porch, laundry room and personal care area, as well as a caregiver work station.

Under our Clare Bridge brand, we also operate 75 memory care communities, which are freestanding assisted living communities specially designed for residents with Alzheimer's disease and other dementias requiring the attention, personal care and services needed to help cognitively impaired residents maintain a higher quality of life. Our memory care communities have from 20 to 60 beds and some are part of a campus setting, which includes a freestanding assisted living community.

All residents at our assisted living and memory care communities receive the basic care level, which includes ongoing health assessments, three meals per day and snacks, coordination of special diets planned by a registered dietitian, assistance with coordination of physician care, social and recreational activities, housekeeping and personal laundry services. In some locations we offer our residents exercise programs and programs designed to address issues associated with early stages of Alzheimer's and other forms of dementia. In addition, we offer at additional cost higher levels of personal care services to residents at these communities who are very physically frail or experiencing early stages of Alzheimer's disease or other dementia and who require more frequent or intensive physical assistance or increased personal care and supervision due to cognitive impairments. We also offer our Innovative Senior Care program at certain of our assisted living and memory care communities.

As a result of their progressive decline in cognitive abilities, residents at our memory care communities typically require higher levels of personal care and services and therefore pay higher monthly service fees. Specialized services include assistance with ADLs, behavior management and an activities program, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents participate in all facets of daily life at the residence, such as assisting with meals, laundry and housekeeping.

Our assisted living communities (including our memory care communities) represent approximately 40.5% of our total senior living capacity.

*CCRCs.* Our CCRCs are large communities that offer a variety of living arrangements and services to accommodate all levels of physical ability and health. Most of our CCRCs have retirement centers, assisted living and skilled nursing available on one campus, and some also include memory care/Alzheimer's units.

Ten of our CCRCs are entry fee communities, in which residents in the retirement centers apartment units pay a one-time upfront entrance fee, typically $100,000 to $400,000 or more, which fee is partially refundable in certain circumstances. The amount of the entrance fee varies depending upon the type and size of the dwelling unit, the type of contract plan selected, whether the contract contains a lifecare benefit (i.e., a healthcare discount) for the resident, the amount and timing of refund, and other variables. These agreements are subject to regulations in various states. In addition to their initial entrance fee, residents under all of our entrance fee agreements also pay a monthly service fee, which entitles them to the use of certain amenities and services Since we receive entrance fees upon initial occupancy, the monthly fees are generally less than fees at a comparable rental community.

The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit, or in certain agreements, upon the resale of a comparable unit or 12 months after the resident vacates the unit. In addition, certain entrance fee agreements entitle the resident to a refund of the original entrance fee paid plus a percentage of the appreciation of the unit upon resale.

We also offer a broad array of ancillary services, including therapy, home health, and other services through our Innovative Senior Care program, to the residents of each of our CCRCs.

Our CCRCs represent approximately 20.3% of our total senior living capacity. The retirement centers units at our entry fee communities (those units on which entry fees are paid) represent 5.7% of our total senior living capacity.

**Competitive Strengths**

We believe our nationwide network of senior living communities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

- ***Skilled management team with extensive experience.*** Our senior management team has extensive experience in acquiring, operating and managing a broad range of senior living assets, including experience in the senior living, healthcare, hospitality and real estate industries.
- ***Geographically diverse, high-quality, purpose-built communities.*** As of December 31, 2007, we operate a nationwide base of 550 purpose-built communities in 35 states, including 88 communities in nine of the top ten standard metropolitan statistical areas.
- ***Ability to provide a broad spectrum of care.*** Given our diverse mix of independent and assisted living communities and CCRCs, we are able to meet a wide range of our customers' needs. We believe that we are one of the few companies in the senior living industry with this capability. We believe that our multiple product offerings create marketing synergies and cross-selling opportunities.
- ***The size of our business allows us to realize cost and operating efficiencies.*** We are the largest operator of senior living communities in the United States based on total capacity. The size of our business allows us to realize cost savings and economies of scale in the procurement of goods and services. Our scale also allows us to achieve increased efficiencies with respect to various corporate functions. We intend to utilize our expertise and size to capitalize on economies of scale resulting from our national platform. Our geographic footprint and centralized infrastructure provide us with a significant operational advantage over local and regional operators of senior living communities. In connection with our formation transactions and our acquisitions, we negotiated new contracts for food, insurance and other goods and services. In addition, we have and will continue to consolidate corporate

functions such as accounting, finance, human resources, legal, information technology and marketing. We began to realize these savings upon the completion of our formation transactions in September 2005 and expect to realize additional savings as we continue to consolidate and integrate various corporate functions.

- ***Significant experience in providing ancillary services.*** Through our Innovative Senior Care program, we provide a range of education, wellness, therapy, home health and other ancillary services to residents of certain of our retirement centers, assisted living, and CCRC communities. We also have contracts to provide these services to other senior living communities in our markets. We have significant experience in providing these ancillary services and expect to receive additional revenues as we expand our ancillary service offerings to additional communities.

## Segments

As of December 31, 2007, we had four reportable segments: retirement centers; assisted living; CCRCs; and management services. These segments were determined based on the way that our chief operating decision makers organize our business activities for making operating decisions and assessing performance.

Our management services segment includes the results of communities that we operate on behalf of third parties and affiliates pursuant to management agreements. Information regarding the other segments is included above under "Our Product Offerings".

During the fourth quarter of 2007, we renamed certain of our reportable segments to more accurately reflect the underlying product offering of each segment. As a result, the reportable segment previously designated as independent living is now designated as retirement centers and the segment previously designated as retirement centers/CCRCs is now designated as CCRCs.

Operating results from our four business segments are discussed further in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 21 to our consolidated and combined financial statements included herein.

## Operations

*Operations Overview*

We believe that successful senior living operators must effectively combine the expertise and business disciplines of housing, hospitality, health care, marketing, finance and real estate.

We continually review opportunities to expand the types of services we provide to our residents. To date, we have been able to increase our monthly revenue per unit each year and we have generally experienced increasing facility operating margins through a combination of the implementation of efficient operating procedures and the economies of scale associated with the size and number of our communities. Our operating procedures include securing national vendor contracts to obtain the lowest possible pricing for certain services such as food, energy and insurance, implementing effective budgeting and financial controls at each community, and establishing standardized training and operations procedures.

We have implemented intensive standards, policies and procedures and systems, including detailed staff manuals, which we believe have contributed to high levels of customer service and to improved facility operating margins. We have centralized accounting controls, finance and other operating functions in our support centers so that, consistent with our operating philosophy, community-based personnel can focus on resident care and efficient operations. We have established company-wide policies and procedures relating to, among other things: resident care; community design and community operations; billings and collections; accounts payable; finance and accounting; risk management; development of employee training materials and programs; marketing activities; the hiring and training of management and other community-based personnel; compliance with applicable local and state regulatory requirements; and implementation of our acquisition, development and leasing plans.

As noted above, effective January 1, 2008, we realigned our field operations organizational structure into seven geographic divisions. Previously, we operated in three separate operating groups: the Chicago Operating Group, the Milwaukee Operating Group and the Nashville Operating Group. The Chicago Operating Group was primarily responsible for the operation of our retirement center communities, the Milwaukee Operating Group was primarily responsible for the operation of our freestanding assisted living communities (including memory care communities) and the Nashville Operating Group was primarily responsible for the operation of our CCRC communities. Although management continues to make operating decisions and assess performance on a product line basis (i.e., retirement centers, assisted living, CCRCs, and management services), the new geographic-based divisional organizational structure will allow us to streamline our operations and sales management structure, while allowing us to take additional advantage of cross-selling opportunities in individual markets.

***Consolidated Corporate Operations Support***

We have developed a centralized infrastructure and services platform, which provides us with a significant operational advantage over local and regional operators of senior living communities. The size of our business also allows us to achieve increased efficiencies with respect to various corporate functions such as human resources, finance, accounting, legal, information technology and marketing. We are also able to realize cost efficiencies in the purchasing of food, supplies, insurance, benefits, and other goods and services. In addition, we have established centralized operations groups to support all of our product lines and communities in areas such as training, regulatory affairs, asset management, dining and procurement.

***Community Staffing and Training***

Each community has an Executive Director responsible for the overall day-to-day operations of the community, including quality of service, social services and financial performance. Each Executive Director receives specialized training from us. In addition, a portion of each Executive Director's compensation is directly tied to the operating performance of the community and key service quality measures. We believe that the quality of our communities, coupled with our competitive compensation philosophy, has enabled us to attract high-quality, professional community Executive Directors.

Depending upon the size of the community, each Executive Director is supported by a community staff member who is directly responsible for day-to-day care of the residents and either community staff or regional support to oversee the community's marketing and community outreach programs. Other key positions supporting each community may include individuals responsible for food service, activities, housekeeping, and engineering.

We believe that quality of care and operating efficiency can be maximized by direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the support and care needs of the residents and emergency response techniques. We have adopted formal training and evaluation procedures to help ensure quality care for our residents. We have extensive policy and procedure manuals and hold frequent training sessions for management and staff at each site.

***Quality Assurance***

We maintain quality assurance programs at each of our communities through our corporate and regional staff. Our quality assurance program is designed to achieve a high degree of resident and family member satisfaction with the care and services that we provide. Our quality control measures include, among other things, community inspections conducted by corporate staff on a regular basis. These inspections cover the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; quality of resident care (including assisted living services, nursing care, therapy and home health programs); the quality of activities and the dining program observance of residents in their daily living activities; and compliance with government regulations. Our quality control measures also include the survey of residents and family members on a regular basis to monitor their perception of the quality of services provided to residents.

In order to foster a sense of community as well as to respond to residents' desires, at many of our communities, we have established a resident council or other resident advisory committee that meets monthly with the Executive Director of the community. Separate resident committees also exist at many of these communities for food service, activities, marketing and hospitality. These committees promote resident involvement and satisfaction and enable community management to be more responsive to the residents' needs and desires.

*Marketing and Sales*

Our marketing strategy is intended to create awareness of us, our communities, our products and our services among potential residents and their family members and among referral sources, including hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers. Our marketing staff develops overall strategies for promoting our communities and monitors the success of our marketing efforts, including outreach programs. In addition to direct contacts with prospective referral sources, we also rely on print advertising, yellow pages advertising, direct mail, signage and special events, health fairs and community receptions. Certain resident referral programs have been established and promoted within the limitations of federal and state laws at many communities.

In order to mitigate the impact of weakness in the housing market, we have recently implemented several new sales and marketing initiatives designed to increase our entrance fee sales results. These include the acceptance of short-term promissory notes in satisfaction of a resident's required entrance fee from certain pre-qualified, prospective residents who are waiting for their homes to sell. In addition, we have implemented the MyChoice program, which allows new and existing residents in certain communities the option to pay additional refundable entrance fee amounts in return for a reduced monthly service fee, thereby offering choices to residents desiring a more affordable ongoing monthly service fee.

**Competition**

The senior living industry is highly competitive. We compete with numerous other organizations that provide similar senior living alternatives, such as home health care agencies, community-based service programs, retirement communities, convalescent centers and other senior living providers. In general, regulatory and other barriers to competitive entry in the retirement centers and assisted living segments of the senior living industry are not substantial, except in the skilled nursing segment. Although new construction of senior living communities has declined in recent years, we have experienced and expect to continue to experience competition in our efforts to acquire and operate senior living communities. Some of our present and potential senior living competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. Consequently, we may encounter competition that could limit our ability to attract residents or expand our business, which could have a material adverse effect on our revenues and earnings. Our major competitors are Sunrise Senior Living, Inc., Emeritus Corporation, Capital Senior Living Corporation, Professional Community Management Life Care Services, LLC and Atria Senior Living Group.

**Customers**

Our target retirement center residents are senior citizens age 70 and older who desire or need a more supportive living environment. The average retirement centers resident resides in a retirement center community for 33 months. A number of our retirement center residents relocate to one of our communities in order to be in a metropolitan area that is closer to their adult children.

Our target assisted living residents are predominantly female senior citizens age 85 and older who require daily assistance with two or three ADLs. The average assisted living resident resides in an assisted living community for 20 months. Residents typically enter an assisted living community due to a relatively immediate need for services that might have been triggered by a medical event or need.

Our target CCRC residents are senior citizens who are seeking a community that offers a variety of services and a continuum of care so that they can "age in place." These residents generally first enter the community as a resident of an retirement centers unit and may later move into an assisted living or skilled nursing unit as their needs change.

We believe our combination of retirement center and assisted living operating expertise and the broad base of customers that this enables us to target creates a unique opportunity for us to invest in a broad spectrum of assets in the senior living industry, including retirement center, assisted living, CCRC and skilled nursing communities.

**Employees**

As of December 31, 2007, we had approximately 21,600 full-time employees and approximately 11,100 part-time employees, of which 88 work in our Chicago headquarters office, 232 work in our Nashville office, 314 work in our Milwaukee office and 132 work in a variety of field-based management positions. 384 employees are unionized. We currently consider our relationship with our employees to be good.

**Government Regulation**

The regulatory environment surrounding the senior living industry continues to intensify in the number and type of laws and regulations affecting it. In addition, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws and regulations. This is particularly true for large for-profit, multi-community providers like us. Some of the laws and regulations that impact our industry include: state and local laws impacting licensure, protecting consumers against deceptive practices, and generally affecting the communities' management of property and equipment and how we otherwise conduct our operations, such as fire, health and safety laws and regulations and privacy laws; federal and state laws designed to protect Medicare and Medicaid, which mandate what are allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and fraud; federal and state residents' rights statutes and regulations; Anti-Kickback and physicians referral ("Stark") laws; and safety and health standards set by the Occupational Safety and Health Administration. We are unable to predict the future course of federal, state and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on our business.

Many senior living communities are also subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although requirements vary from state to state, these requirements may address, among others, the following: personnel education, training and records; community services, including administration of medication, assistance with self-administration of medication and the provision of nursing, home health and therapy services; staffing levels; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; professional licensing and certification of staff prior to beginning employment; and resident rights and responsibilities, including in some states the right to receive health care services from providers of a resident's choice that are not our employees. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. In addition, in several of the states in which we operate or intend to operate, assisted living communities, home health agencies and/or skilled nursing facilities require a certificate of need before the community can be opened or the services at an existing community can be expanded. Senior living communities may also be subject to state and/or local building, zoning, fire and food service codes and must be in compliance with these local codes before licensing or certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and communities in existing markets. In addition, if any of our presently licensed communities operates outside of its licensing authority, it may be subject to penalties, including closure of the community.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. Unannounced surveys or inspections may occur annually or bi-annually, or following a regulator's receipt of a complaint about the community. From time to time in the ordinary course of business, we receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Most inspection deficiencies are resolved through an agreed-to plan of corrective action relating to the community's operations, but the reviewing agency typically has the authority to take further action against a licensed or certified community, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Loss, suspension or modification of a license may also cause us to default under our loan or lease agreements and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the providers' or facilities history of compliance. We may also expend considerable resources to respond to federal and state investigations or other enforcement action under applicable laws or regulations. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole. In addition, states Attorneys

General vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may also investigate assisted living communities even if the community or any of its residents do not receive federal or state funds.

Regulation of the senior living industry is evolving at least partly because of the growing interests of a variety of advocacy organizations and political movements attempting to standardize regulations for certain segments of the industry, particularly assisted living. Our operations could suffer if future regulatory developments, such as federal assisted living laws and regulations, as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials, increase the number of citations that can result in civil or criminal penalties. Certain current state laws and regulations allow enforcement officials to make determinations on whether the care provided by one or more of our communities exceeds the level of care for which the community is licensed. A finding that a community is delivering care beyond its license might result in the immediate transfer and discharge of residents, which may create market instability and other adverse consequences. Furthermore, certain states may allow citations in one community to impact other communities in the state. Revocation or suspension of a license, or a citation, at a given community could therefore impact our ability to obtain new licenses or to renew existing licenses at other communities, which may also cause us to be in default under our loan or lease agreements and trigger cross-defaults or may also trigger defaults under certain of our credit agreements, or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one community's citation will impact another of our communities, this will also increase costs and result in increased surveillance by the state survey agency. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, including increased enforcement brought about by advocacy groups, in addition to federal and state regulators, our operations could be adversely affected. In addition, any adverse finding by survey and inspection officials may serve as the basis for false claims lawsuits by private plaintiffs and may lead to investigations under federal and state laws, which may result in civil and/or criminal penalties against the community or individual.

There are various extremely complex federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Balanced Budget Act of 1997 expanded the penalties for health care fraud. In addition, with respect to our participation in federal health care reimbursement programs, the government or private individuals acting on behalf of the government may bring an action under the False Claims Act alleging that a health care provider has defrauded the government and seek treble damages for false claims and the payment of additional monetary civil penalties. Recently, other health care providers have faced enforcement action under the False Claims Act. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, so-called "whistleblower" suits have become more frequent. Also, if any of our communities exceeds its level of care, we may be subject to private lawsuits alleging "transfer trauma" by residents. Such allegations could also lead to investigations by enforcement officials, which could result in penalties, including the closure of communities. The violation of any of these regulations may result in the imposition of fines or other penalties that could jeopardize our business.

Additionally, we operate communities that participate in federal and/or state health care reimbursement programs, including state Medicaid waiver programs for assisted living communities, the Medicare skilled nursing facility benefit program and other healthcare programs such as therapy and home health services, or other federal and/or state health care programs. Consequently, we are subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will be interpreted consistently or in keeping with past practices. Violation of any of these laws can result in loss of licensure, claims for recoupment, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and loan agreements and/or trigger cross-defaults.

We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. The Federal Anti-Kickback Law makes it unlawful for any person to offer or pay (or to solicit or receive) "any remuneration ... directly or indirectly, overtly or covertly, in cash or in kind" for referring or recommending for purchase any item or service which is eligible for payment under the Medicare and/or Medicaid programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between health care providers and sources of patient referral. If we were to violate the Federal Anti-Kickback Law, we may face criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and loan agreements and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our senior living communities, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations. We are also subject to federal and state laws designed to protect the confidentiality of patient health information. The U.S. Department of Health and Human Services, or HHS, has issued rules pursuant to HIPAA relating to the privacy of such information. Rules that became effective April 14, 2003 govern our use and disclosure of health information at certain HIPAA covered communities. We established procedures to comply with HIPAA privacy requirements at these communities. We were required to be in compliance with the HIPAA rule establishing administrative, physical and technical security standards for health information by April 2005. To the best of our knowledge, we are in compliance with these rules.

**Environmental Matters**

Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of certain hazardous or toxic substances, including, among others, petroleum and materials containing asbestos, that could be located on, in, at or under a property, regardless of how such materials came to be located there. Additionally, such an owner or operator of real property may incur costs relating to the release of hazardous or toxic substances, including government fines and payments for personal injuries or damage to adjacent property. The cost of any required investigation, remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property's value and/or our assets' value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Moreover, the imposition of such liability upon us could be joint and several, which means we could be required to pay for the cost of cleaning up contamination caused by others who have become insolvent or otherwise judgment proof.

We do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our communities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our communities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents, including, for example, blood-soaked bandages, swabs and other medical waste products and incontinence products of those residents diagnosed with an infectious disease. The management of infectious medical waste, including its handling, storage, transportation, treatment and disposal, is subject to regulation under various federal, state and local environmental laws. These environmental laws set forth the management requirements for such waste, as well as related permit, record-keeping, notice and reporting obligations. Each of our communities has an agreement with a waste management company for the proper disposal of all infectious medical waste. The use of such waste management companies does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with environmental laws could adversely affect our business operations and financial condition.

Federal regulations require building owners and those exercising control over a building's management to identify and warn, via signs and labels, their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. The regulations also set forth employee training, record-keeping requirements and sampling protocols pertaining to asbestos-containing materials and potential asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potential asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials and potential asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the communities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan. Furthermore, the presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the communities we own or may acquire may present a risk that third parties will seek recovery from the owners, operators or tenants of such properties for personal injury or property damage. In some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a community to retain or attract residents and could adversely affect a community's market value.

We believe that we are in material compliance with applicable environmental laws.

We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our communities.

**Available Information**

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports, are available free of charge through our web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, at the following address: www.brookdaleliving.com. The information within, or that can be accessed through, the web site is not part of this report.

We have posted our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees on our web site at www.brookdaleliving.com. In addition, our Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Co-Presidents, Chief Financial Officer, Treasurer and Controller, is also available on our website. Our corporate governance materials are available in print free of charge to any stockholder upon request to our Corporate Secretary, Brookdale Senior Living Inc., 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027.

## Item 1A. Risk Factors.

### Risks Related to Our Business

***If we are unable to generate sufficient cash flow to cover required interest and lease payments, this would result in defaults of the related debt or leases and cross-defaults under other debt or leases, which would adversely affect our ability to continue to generate income.***

We have significant indebtedness and lease obligations, and we intend to continue financing our communities through mortgage financing, long-term leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain. We cannot give any assurance that we will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Any non-payment or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the community or communities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of income and asset value to us. Furthermore, in some cases, indebtedness is secured by both a mortgage on a community (or communities) and a guaranty by us, BLC, ARC and/or Alterra. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring the respective guarantor to fulfill its obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Additionally, a foreclosure on any of our properties could cause us to recognize taxable income, even if we did not receive any cash proceeds in connection with such foreclosure. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one community could affect a significant number of our communities and their corresponding financing arrangements and leases.

***Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.***

Our level of indebtedness and our long-term leases could adversely affect our future operations and/or impact our stockholders for several reasons, including, without limitation:

- We may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;
- Increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;
- Increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, expansions, new developments, acquisitions, general corporate and other purposes; and
- Our ability to pay dividends to our stockholders may be limited.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

***Our existing credit facilities, mortgage loans and lease arrangements contain covenants that restrict our operations and any default under such facilities, loans or arrangements could result in the acceleration of indebtedness, termination of the leases or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.***

Our outstanding indebtedness and leases contain restrictions and covenants and require us to maintain or satisfy specified financial ratios and coverage tests, including maintaining prescribed net worth levels, leverage ratios and debt service and lease coverage ratios on a consolidated basis, and on a community or communities basis based on the debt or lease securing the communities. In addition, certain of our leases require us to maintain lease coverage ratios on a lease portfolio basis (each as defined in the leases) and maintain stockholders' equity or tangible net worth amounts. The debt service coverage ratios are generally calculated as revenues less operating expenses, including an implied management fee and a reserve for capital expenditures, divided by the debt (principal and interest) or lease payment. Net worth is generally calculated as stockholders' equity as calculated in accordance with GAAP, and in certain circumstances, reduced by intangible assets or liabilities or increased by deferred gains from sale-leaseback transactions and deferred entrance fee revenue. These restrictions and covenants may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness could become immediately due and payable. We cannot assure you that we could pay this debt if it became due.

Our outstanding indebtedness and leases are secured by our communities and, in certain cases, a guaranty by us, BLC, ARC and/or Alterra. Therefore, an event of default under the outstanding indebtedness or leases, subject to cure provisions in certain instances, would give the respective lenders or lessors, as applicable, the right to declare all amounts outstanding to be immediately due and payable, terminate the lease, foreclose on collateral securing the outstanding indebtedness and leases, and restrict our ability to make additional borrowings under the outstanding indebtedness or continue to operate the properties subject to the lease. Certain of our outstanding indebtedness and leases contain cross-default provisions so that a default under certain outstanding indebtedness would cause a default under certain of our leases. Certain of our outstanding indebtedness and leases also restrict, among other things, our ability to incur additional debt.

The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we may lease a large number of geographically dispersed properties through an indivisible lease. As a result, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. Failure to comply with Medicare or Medicaid provider requirements is a default under several of our master lease and debt financing instruments. In addition, potential defaults related to an individual property may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding indebtedness and other leases, which would have a negative impact on our capital structure and our ability to generate future revenues, and could interfere with our ability to pursue our growth strategy.

Certain of our master leases also contain radius restrictions, which limit our ability to own, develop or acquire new communities within a specified distance from certain existing communities covered by such master leases. These radius restrictions could negatively affect our expansion, development and acquisition plans.

***Mortgage debt and lease obligations expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.***

Mortgage debt and lease obligations increase our risk of loss because defaults on indebtedness secured by properties or pursuant to the terms of the lease may result in foreclosure actions initiated by lenders or lessors and ultimately our loss of the property securing any loans for which we are in default or cause the lessor to terminate the lease. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, our mortgage debt and leases generally contain cross-default and cross-collateralization provisions and a default on one community could affect a significant number of our communities, financing arrangements and leases.

***We may not be able to extend our credit facility when it expires or enter into a replacement facility on terms that are as favorable to us, which could negatively impact our liquidity and financial condition.***

We have a $400.0 million credit facility, consisting of a $320.0 million secured line of credit ($70.0 million letter of credit sublimit) and a letter of credit facility of up to $80.0 million, which matures on November 15, 2008, subject to extension at our unilateral option for two three-month extension periods and payment of a 0.1875% commitment fee with respect to each extension. If we are unable to extend our credit facility, or enter into a new credit facility, at or prior to the expiration of the existing facility, our liquidity and financial condition could be adversely impacted. In addition, even if we are able to extend or replace our existing credit facility at or prior to its expiration, the terms of the new facility may not be as favorable to us as the terms of our existing facility.

***Increases in market interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.***

Our unhedged floating-rate debt and lease payment obligations and any unhedged floating-rate debt incurred in the future, exposes us to interest rate risk. Therefore, increases in prevailing interest rates could increase our payment obligations, which would negatively impact our liquidity and earnings.

***Changes in the value of our interest rate swaps could require us to post additional cash collateral with our counterparties, which could negatively impact our liquidity and financial condition.***

In the normal course of our business, we use a variety of financial instruments to manage or hedge interest rate risk. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing transactions. Pursuant to our hedge agreements, we are required to secure our obligation to our counterparty if the fair value liability exceeds a specified threshold by posting cash or other collateral. In periods of significant volatility in the credit markets, the value of our swaps can change significantly and, as a result, the amount of collateral we are required to post can change significantly. If we are required to post additional collateral due to changes in the fair value liability of our existing or future swaps, our liquidity and financial condition could be negatively impacted.

***Our dividends have historically exceeded our cash flows; we may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.***

We have historically paid dividends that exceed both our net income and cash flow for the applicable quarter and we expect that we will continue to pay dividends that exceed our net income and Cash From Facility Operations, or CFFO. To the extent that we do so, our liquidity could be negatively impacted. We intend to continue to pay regular quarterly dividends to the holders of our common stock. However, our ability to pay and maintain cash dividends is based on many factors, including our ability to execute our growth strategy, our ability to negotiate favorable lease and other contractual terms, operating expense levels, the level of demand for our units beds, occupancy rates, entrance fee sales results, the rates we charge and our liquidity position. Actual results may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. We can give no assurance as to our ability to pay or maintain dividends. We also cannot assure you that the level of dividends will be maintained or increase over time or that increases in demand for our units/beds and monthly resident fees will increase our actual cash available for dividends to stockholders. The failure to pay or maintain dividends could adversely affect our stock price.

***Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees (including downturns in housing markets or the economy) could cause our occupancy rates, revenues and results of operations to decline.***

Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our communities are located typically can afford to pay our monthly resident fees. Economic downturns or changes in demographics could adversely affect the ability of seniors to afford our resident fees or entrance fees. In addition, downturns in the housing markets, such as the one we have recently experienced, could adversely affect the ability (or perceived ability) of seniors to afford our entrance fees and resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. If we are unable to retain and/or attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services, our occupancy rates, revenues and results of operations could decline. In addition, if the recent volatility in the housing market continues for a protracted period, our results of operations and cash flows could be negatively impacted.

***We will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and will be subject to changes in reimbursement levels, which could adversely affect our results of operations and cash flow.***

We will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and we cannot assure you that reimbursement levels will not decrease in the future, which could adversely affect our results of operations and cash flow. Certain per person annual limits on Medicare reimbursement for therapy services became effective in January 2006, subject to certain exceptions. These exceptions are currently scheduled to expire on June 30, 2008. If these exceptions are modified or not extended beyond that date, there may be reductions in our therapy services revenue and the profitability of those services. There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare program could have an adverse effect on our results of operations and cash flow.

***We have a limited operating history on a combined basis and we are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses.***

In June 2005, we were formed for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra, through a series of mergers that occurred in September 2005. Prior to this combination, we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses, including the risk that we will not be able to realize expected efficiencies and economies of scale or implement our business strategies. As such, we only have a brief combined and consolidated operating history upon which investors may evaluate our performance as an integrated entity and assess our future prospects. In addition, from the date of our initial public offering in November 2005, we have purchased over 220 additional communities, including 83 communities from ARC. There can be no assurance that we will be able to successfully integrate and oversee the combined operations of BLC, Alterra and ARC and the additional communities purchased in these acquisitions. Accordingly, our financial performance to date may not be indicative of our long-term future performance and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we operated as a combined entity throughout the periods presented.

***We have a history of losses and one of our operating subsidiaries, Alterra, emerged from Chapter 11 bankruptcy reorganization in December 2003; therefore, we may not be able to achieve profitability.***

We have incurred net losses in every quarter since our formation in June 2005. In addition, Alterra emerged from Chapter 11 bankruptcy reorganization in December 2003, approximately 11 months after filing a voluntary petition for bankruptcy reorganization, pursuant to which it sought to facilitate and complete its ongoing restructuring initiatives. Prior to its reorganization, Alterra's overall cash position had declined to a level that it believed to be insufficient to operate the company. This resulted in its failure to make certain scheduled debt service and lease payments, which caused it to be in default under several of its principal financing arrangements.

The principal components of Alterra's restructuring plan were to dispose of selected under-performing and non-strategic assets and to restructure its capital structure. Alterra emerged from bankruptcy in December 2003 and in connection with its reorganization, Alterra adopted fresh start accounting as of December 4, 2003. Given our history of losses and Alterra's recent emergence from bankruptcy, there can be no assurance that we will be able to achieve and/or maintain profitability in the future. If we do not effectively manage our cash flow and combined business operations going forward or otherwise achieve profitability, our ability to pay dividends to our stockholders and our stock price would be adversely affected.

***You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our securities.***

As a result of Alterra's emergence from bankruptcy, we are operating a portion of our business with a new capital structure and have adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly unlike companies that have not previously filed for bankruptcy protection, a portion of our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in Alterra's historical financial statements for periods prior to December 4, 2003 contained in this report. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our securities.

***If we do not effectively manage our growth and successfully integrate new or recently-acquired or initiated operations into our existing operations, our business and financial results could be adversely affected.***

Our growth has and will continue to place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new or recently-acquired or initiated operations (including expansions, developments, acquisitions and the expansion of our ancillary services program) into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. There can be no assurance that we will be successful in attracting qualified individuals to the extent necessary, and management may expend significant time and energy attracting the appropriate personnel to manage assets we purchase in the future and our expansion and development activities. Also, the additional communities and expansion activities will require us to maintain consistent quality control measures that allow our management to effectively identify deviations that result in delivering care and services that are substandard, which may result in litigation and/or loss of licensure or certification. If we are unable to manage our growth effectively, successfully integrate new or recently-acquired or initiated operations into our existing business, or maintain consistent quality control measures, our business, financial condition and results of operations could be adversely affected.

***Delays in obtaining regulatory approvals could hinder our plans to expand our ancillary services program, which could negatively impact our anticipated revenues, results of operations and cash flows.***

We plan to continue to expand our offering of ancillary services (including therapy and home health) to additional communities. In the current environment, it is difficult to obtain certain required regulatory approvals. Delays in obtaining required regulatory approvals could impede our ability to expand to additional communities in accordance with our plans, which could negatively impact our anticipated revenues, results of operations and cash flows.

***If we are unable to expand our communities in accordance with our plans, our anticipated revenues and results of operations could be adversely affected.***

We are currently working on projects that will expand several of our existing senior living communities over the next several years. We are also developing certain new senior living communities. These projects are in various stages of development and are subject to a number of factors over which we have little or no control. Such factors include the necessity of arranging separate leases, mortgage loans or other financings to provide the capital required to complete these projects; difficulties or delays in obtaining zoning, land use, building, occupancy, licensing, certificate of need and other required governmental permits and approvals; failure to complete construction of the projects on budget and on schedule; failure of third-party contractors and subcontractors to perform under their contracts; shortages of labor or materials that could delay projects or make them more expensive; adverse weather conditions that could delay completion of projects; increased costs resulting from general economic conditions or increases in the cost of materials; and increased costs as a result of changes in laws and regulations. We cannot assure you that we will elect to undertake or complete all of our proposed expansion and development projects, or that we will not experience delays in completing those projects. In addition, we may incur substantial costs prior to achieving stabilized occupancy for each such project and cannot assure you that these costs will not be greater than we have anticipated. We also cannot assure you that any of our expansion or development projects will be economically successful. Our failure to achieve our expansion and development plans could adversely impact our growth objectives, and our anticipated revenues and results of operations.

***We may encounter difficulties in acquiring communities at attractive prices or integrating acquisitions with our operations, which may adversely affect our operations and financial condition.***

We will continue to selectively target strategic acquisitions as opportunities arise. The process of integrating acquired communities into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen expenses or compliance issues, which may limit our revenue growth, cash flows, and our ability to achieve profitability and pay dividends to our stockholders. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition, we cannot assure you that we will be able to locate and acquire communities at attractive prices in locations that are compatible with our strategy or that competition for the acquisition of communities will not increase. Finally, when we are able to locate communities and enter into definitive agreements to acquire or lease them, we cannot assure you that the transactions will be completed. Failure to complete transactions after we have entered into definitive agreements may result in significant expenses to us.

***Unforeseen costs associated with the acquisition of communities could reduce our future profitability.***

Our growth strategy contemplates selected future acquisitions of existing senior living operating companies and communities. Despite our extensive underwriting and due diligence procedures, communities that we have previously acquired or may acquire in the future may generate unexpectedly low or no returns or may not meet a risk profile that our investors find acceptable. In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired communities, including contingent liabilities, or newly acquired communities might require significant management attention that would otherwise be devoted to our ongoing business. For example, a community may require capital expenditures in excess of budgeted amounts, or it may experience management turnover that is higher than we project. These costs may negatively affect our future profitability.

***Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.***

Several real estate investment trusts, or REITs, have similar asset acquisition objectives as we do, along with greater financial resources and lower costs of capital than we are able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirers in the senior living industry, including REITs, and there can be no assurance that we will be able to successfully implement our growth strategy or complete acquisitions, which could limit our ability to grow our business effectively.

***We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.***

Continued expansion of our business through the expansion of our existing communities, the development of new communities and the acquisition of existing senior living operating companies and communities will require additional capital, particularly if we were to accelerate our expansion and acquisition plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, certain of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain them on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock.

***We are susceptible to risks associated with the lifecare benefits that we offer the residents of our lifecare entrance fee communities.***

As of December 31, 2007, we operated ten lifecare entrance fee communities that offer residents a limited lifecare benefit. Residents of these communities pay an upfront entrance fee upon occupancy, of which a portion is generally refundable, with an additional monthly service fee while living in the community. This limited lifecare benefit is typically (a) a certain number of free days in the community's health center during the resident's lifetime, (b) a discounted rate for such services, or (c) a combination of the two. The lifecare benefit varies based upon the extent to which the resident's entrance fee is refundable. The pricing of entrance fees, refundability provisions, monthly service fees, and lifecare benefits are determined utilizing actuarial projections of the expected morbidity and mortality of the resident population. In the event the entrance fees and monthly service payments established for our communities are not sufficient to cover the cost of lifecare benefits granted to residents, the results of operations and financial condition of these communities could be adversely affected.

Residents of these entrance fee communities are guaranteed a living unit and nursing care at the community during their lifetime, even if the resident exhausts his or her financial resources and becomes unable to satisfy his or her obligations to the community. In addition, in the event a resident requires nursing care and there is insufficient capacity for the resident in the nursing facility at the community where the resident lives, the community must contract with a third party to provide such care. Although we screen potential residents to ensure that they have adequate assets, income, and reimbursements from government programs and third parties to pay their obligations to our communities during their lifetime, we cannot assure you that such assets, income, and reimbursements will be sufficient in all cases. If insufficient, we have rights of set-off against the refundable portions of the residents' deposits, and would also seek available reimbursement under Medicaid or other available programs. To the extent that the financial resources of some of the residents are not sufficient to pay for the cost of facilities and services provided to them, or in the event that our communities must pay third parties to provide nursing care to residents of our communities, our results of operations and financial condition would be adversely affected.

***The geographic concentration of our communities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or an increase in our costs, or otherwise negatively impacting our results of operations.***

We have a high concentration of communities in various geographic areas, including the states of Florida, Texas, North Carolina, California, Colorado, Ohio and Arizona. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to assisted living communities, acts of nature and other factors that may result in a decrease in demand for senior living services in these states could have an adverse effect on our revenues, costs and results of operations. In addition, given the location of our communities, we are particularly susceptible to revenue loss, cost increase or damage caused by other severe weather conditions or natural disasters such as hurricanes, earthquakes or tornados. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance.

***Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels.***

State regulations governing assisted living communities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, many of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days' notice. Unlike typical apartment leasing or independent living arrangements that involve lease agreements with specified leasing periods of up to a year or longer, in many instances we cannot contract with our assisted living residents to stay in those living spaces for longer periods of time. Our retirement center resident agreements generally provide for termination of the lease upon death or allow a resident to terminate his or her lease upon the need for a higher level of care not provided at the community. If multiple residents terminate their resident agreements at or around the same time, our revenues, earnings and occupancy levels could be adversely affected. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our communities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could adversely affect our revenues and earnings.

***Increases in the cost and availability of labor, including increased competition for or a shortage of skilled personnel, would have an adverse effect on our profitability and/or our ability to conduct our business operations.***

Our success depends on our ability to retain and attract skilled management personnel who are responsible for the day-to-day operations of each of our communities. Each community has an Executive Director responsible for the overall day-to-day operations of the community, including quality of care, social services and financial performance. Depending upon the size of the community, each Executive Director is supported by a community staff member who is directly responsible for day-to-day care of the residents and either community staff or regional support to oversee the community's marketing and community outreach programs. Other key positions supporting each community may include individuals responsible for food service, healthcare services, therapy services, activities, housekeeping and engineering. We compete with various health care service providers, including other senior living providers, in retaining and attracting qualified and skilled personnel. Increased competition for or a shortage of nurses, therapists or other trained personnel, or general inflationary pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our residents or our service charges. Turnover rates and the magnitude of the shortage of nurses, therapists or other trained personnel varies substantially from market to market. Although reliable industry-wide data on key employee retention does not exist, we believe that our employee retention rates are consistent with those of other national senior housing operators. In addition, efforts by labor unions to unionize any of our community personnel could divert management attention, lead to increases in our labor costs and/or reduce our flexibility with respect to certain workplace rules. If there is an increase in our staffing and labor costs, our profitability would be negatively affected. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively, our ability to implement our growth strategy, and our overall operating results could be harmed.

***Departure of our key officers could harm our business.***

Our future success depends, to a significant extent, upon the continued service of our senior management personnel, particularly: W.E. Sheriff, our Chief Executive Officer; Mark W. Ohlendorf, our Co-President and Chief Financial Officer; and John P. Rijos, our Co-President and Chief Operating Officer. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected.

***Environmental contamination at any of our communities could result in substantial liabilities to us, which may exceed the value of the underlying assets and which could materially and adversely effect our liquidity and earnings.***

Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of, or related to the release of, certain hazardous or toxic substances, that could be located on, in, at or under a property, regardless of how such materials came to be located there. The cost of any required investigation, remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property's value and/or our assets' value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability, which may be joint and several, for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Although we do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations, we could be subject to substantial future liability for environmental contamination that we have no knowledge about as of the date of this report and/or for which we may not be at fault.

***Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value, which would have an adverse effect on our earnings and financial condition.***

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our communities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our communities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Each of our communities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of such waste management companies does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Federal regulations require building owners and those exercising control over a building's management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the communities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a community to retain or attract residents and could adversely affect a community's market value.

Although we believe that we are currently in material compliance with applicable environmental laws, if we fail to comply with such laws in the future, we would face increased expenditures both in terms of fines and remediation of the underlying problem(s), potential litigation relating to exposure to such materials, and potential decrease in value to our business and in the value of our underlying assets. Therefore, our failure to comply with existing environmental laws would have an adverse effect on our earnings, our financial condition and our ability to pursue our growth strategy.

We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our communities.

***We are subject to risks associated with complying with Section 404 of the Sarbanes-Oxley Act of 2002.***

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to include a report with each Annual Report on Form 10-K regarding our internal control over financial reporting. We have implemented processes documenting and evaluating our system of internal controls. Complying with these requirements is expensive, time consuming and subject to changes in regulatory requirements. The existence of one or more material weaknesses, management's conclusion that its internal control over financial reporting is not effective, or the inability of our auditors to express an opinion that our internal control over financial reporting is effective, could result in a loss of investor confidence in our financial reports, adversely affect our stock price and/or subject us to sanctions or investigation by regulatory authorities.

**Risks Related to Pending Litigation**

***Complaints filed against us could, if adversely determined, subject us to a material loss.***

In connection with the sale of certain communities to Ventas Realty Limited Partnership ("Ventas") in 2004, two legal actions have been filed. The first action was filed on September 15, 2005, by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned *David T. Atkins et al. v. Apollo Real Estate Advisors, L.P., et al.* (the "Action"). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, BLC, one of our subsidiaries, GFB-AS Investors, LLC ("GFB-AS"), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group ("Fortress"), an affiliate of our largest stockholder, and R. Stanley Young, our former Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of communities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that certain defendants, including GFB-AS, the general partners, and our former Chief Financial Officer, but not including the Company, BLC, or Fortress, committed mail fraud in connection with the sale of communities indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that certain defendants, including GFB-AS and our former Chief Financial Officer, but not including the Company, BLC, the general partners, or Fortress, committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants, with the exception of the Company, committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and our former Chief Financial Officer breached fiduciary duties to the plaintiffs; and (ix) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. On April 18, 2006, we filed a motion to dismiss the claims with prejudice, which remains pending before the court, and plan to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006 by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned *Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc.* (the "Second Action"). On November 21, 2006, an amended complaint was filed in the Second Action. The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of communities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those communities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. On December 12, 2006, we filed an answer denying the claim asserted in the amended complaint and providing affirmative defenses. On December 27, 2006, the plaintiffs moved to certify the Action as a class action. Both the plaintiffs and defendants have served document production requests and the Action is currently in the beginning stages of document discovery. We also intend to vigorously defend this Second Action. Because these actions are in an early stage, we cannot estimate the possible range of loss, if any.

In addition, we have been and are currently involved in other litigation and claims incidental to the conduct of our business which are comparable to other companies in the senior living industry. Certain claims and lawsuits allege large damage amounts and may require significant legal costs to defend and resolve. Similarly, the senior living industry is continuously subject to scrutiny by governmental regulators, which could result in litigation related to regulatory compliance matters. As a result, we maintain insurance policies in amounts and with coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards. Because our current policies provide for deductibles of $3.0 million for each claim, we are, in effect, self-insured for most claims. If we experience a greater number of losses than we anticipate under these policies, our results of operation and financial condition could be adversely affected.

**Risks Related to Our Industry**

***The cost and difficulty of complying with increasing and evolving regulation and enforcement could have an adverse effect on our business operations and profits.***

The regulatory environment surrounding the senior living industry continues to evolve and intensify in the amount and type of laws and regulations affecting it, many of which vary from state to state. In addition, many senior living communities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. Also, in several of the states in which we operate or intend to operate, assisted living communities and/or skilled nursing facilities require a certificate of need before the community can be opened or the services at an existing community can be expanded. Furthermore, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws, particularly with respect to large for-profit, multi-community providers like us. These requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and communities in existing markets and if any of our presently licensed communities were to operate outside of its licensing authority, may subject us to penalties including closure of the community. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. We are unable to predict the future course of federal, state and local legislation or regulation. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our earnings and operations could be adversely affected.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. We also expend considerable resources to respond to federal and state investigations or other enforcement action. From time to time in the ordinary course of business, we receive deficiency reports from state and federal regulatory bodies resulting from such inspections or surveys. Although most inspection deficiencies are resolved through an agreed-to plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Furthermore, certain states may allow citations in one community to impact other communities in the state. Revocation of a license at a given community could therefore impact our ability to obtain new licenses or to renew existing licenses at other communities, which may also cause us to be in default under our leases, trigger cross-defaults, trigger defaults under certain of our credit agreements or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one community's citation would impact another of our communities, this would also increase costs and result in increased surveillance by the state survey agency. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, the failure to comply with applicable legal and regulatory requirements in the future could result in a material adverse effect to our business as a whole.

There are various extremely complex federal and state laws governing a wide array of referral relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. Some examples are the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Balanced Budget Act of 1997, and the False Claims Act, which gives private individuals the ability to bring an action on behalf of the federal government. The violation of any of these laws or regulations may result in the imposition of fines or other penalties that could increase our costs and otherwise jeopardize our business. Under the Deficit Reduction Act of 2005, or DRA 2005, every entity that receives at least $5 million annually in Medicaid payments must have established written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the federal

False Claims Act, and similar state laws. Failure to comply with this new compliance requirement may potentially give rise to potential liability. DRA 2005 also creates an incentive for states to enact false claims laws that are comparable to the federal False Claims Act.

Additionally, we provide services and operate communities that participate in federal and/or state health care reimbursement programs, which makes us subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will be interpreted consistently or in keeping with past practice. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.

We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. Authorities have interpreted the Federal Anti-Kickback Law very broadly to apply to many practices and relationships between health care providers and sources of patient referral. This could result in criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our business, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

***Compliance with the Americans with Disabilities Act, Fair Housing Act and fire, safety and other regulations may require us to make unanticipated expenditures, which could increase our costs and therefore adversely affect our earnings, financial condition and our ability to pay dividends to stockholders.***

All of our communities are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial properties," but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.

We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our communities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our communities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other health care facilities, senior living communities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.

Capital expenditures we have made to comply with any of the above to date have been immaterial, however, the increased costs and capital expenditures that we may incur in order to comply with any of the above would result in a negative effect on our earnings, financial condition and our ability to pay dividends to stockholders.

***Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results.***

The senior living business entails an inherent risk of liability, particularly given the demographics of our residents, including age and health, and the services we provide. In recent years, we, as well as other participants in our industry, have been subject to an increasing number of claims and lawsuits alleging that our services have resulted in resident injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. Many states continue to consider tort reform and how it will apply to the senior living industry. We may continue to be faced with the threat of large jury verdicts in jurisdictions that do not find favor with large senior living providers. We maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards. We have formed a wholly-owned "captive" insurance company for the purpose of insuring certain portions of our risk retention under our general and professional liability insurance programs. For the year ended December 31, 2007, we did not have any claims that exceeded our policy limits. However, there can be no guarantee that we will not have such claims in the future.

If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Also, the above deductibles, or self-insured retention, are accrued based on an actuarial projection of future liabilities. If these projections are inaccurate and if there are an unexpectedly large number of successful claims that result in liabilities in excess of our self-insured retention, our operating results could be negatively affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

***Overbuilding and increased competition may adversely affect our ability to generate and increase our revenues and profits and to pursue our business strategy.***

The senior living industry is highly competitive, and we expect that it may become more competitive in the future. We compete with numerous other companies that provide long-term care alternatives such as home healthcare agencies, therapy services, life care at home, community-based service programs, retirement communities, convalescent centers and other independent living, assisted living and skilled nursing providers, including not-for-profit entities. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial. We have experienced and expect to continue to experience increased competition in our efforts to acquire and operate senior living communities. Consequently, we may encounter increased competition that could limit our ability to attract new residents, raise resident fees or expand our business, which could have a material adverse effect on our revenues and earnings.

In addition, overbuilding in the late 1990's in the senior living industry reduced the occupancy rates of many newly constructed buildings and, in some cases, reduced the monthly rate that some newly built and previously existing communities were able to obtain for their services. This resulted in lower revenues for certain of our communities during that time. While we believe that overbuilt markets have stabilized and should continue to be stabilized for the immediate future, we cannot be certain that the effects of this period of overbuilding will not effect our occupancy and resident fee rate levels in the future, nor can we be certain that another period of overbuilding in the future will not have the same effects. Moreover, while we believe that the new construction dynamics and the competitive environments in the states in which we operate are substantially similar to the national market, taken as a whole, if the dynamics or environment were to be significantly adverse in one or more of those states, it would have a disproportionate effect on our revenues (due to the large portion of our revenues that are generated in those states).

**Risks Related to Our Organization and Structure**

***If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest.***

As of December 31, 2007, funds managed by affiliates of Fortress beneficially own 61,007,867 shares, or approximately 58.1% of our outstanding common stock (including unvested restricted shares). In addition, two of our directors are associated with Fortress. As a result, funds managed by affiliates of Fortress are able to control fundamental and significant corporate matters and transactions, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and the dissolution of the Company. Fortress's interests, including its ownership of the North American operations of Holiday Retirement Corp., one of our competitors, may conflict with your interests. Their control of the Company could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control of the Company and changes in management. As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control of the Company.

***Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.***

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including:

- a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms;
- removal of directors only for cause, and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;
- blank-check preferred stock;
- provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings (with the exception of Fortress and its affiliates, so long as they collectively beneficially own at least 50.1% of our issued and outstanding common stock);
- advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and
- no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Additionally, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of us with Fortress' approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.

***We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.***

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including paying dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

**Risks Related to Our Common Stock**

***The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.***

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- variations in our quarterly operating results;
- changes in our dividend;
- changes in our earnings estimates;
- the contents of published research reports about us or the senior living industry or the failure of securities analysts to cover our common stock;
- additions or departures of key management personnel;
- any increased indebtedness we may incur or lease obligations we may enter into in the future;
- actions by institutional stockholders;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- speculation or reports by the press or investment community with respect to the Company or the senior living industry in general;
- increases in market interest rates that may lead purchasers of our shares to demand a higher yield;
- changes or proposed changes in laws or regulations affecting the senior living industry or enforcement of these laws and regulations, or announcements relating to these matters; and
- general market and economic conditions.

***Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.***

In the future, we may attempt to increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, series of preferred shares or shares of our common stock. Upon liquidation, holders of our debt securities and preferred stock, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Shares of our preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us.

We may issue all of the shares of our common stock that are authorized but unissued and not otherwise reserved for issuance under our stock incentive plans without any action or approval by our stockholders. We intend to continue to pursue selected acquisitions of senior living communities and may issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions or otherwise would dilute the holdings of our current stockholders.

***The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.***

At February 22, 2008, 101,945,227 shares of our common stock were outstanding (excluding unvested restricted shares). All of the shares of our common stock are freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or any shares otherwise subject to the limitations of Rule 144.

Pursuant to our Stockholders Agreement, Fortress and certain of its affiliates and permitted third-party transferees have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. In addition, following the completion of our initial public offering, we filed a registration statement on Form S-8 under the Securities Act to register an aggregate of 2,000,000 shares of our common stock reserved for issuance under our stock incentive programs. In accordance with the terms of the Plan, the number of shares available for issuance increased by 400,000 shares on each of January 1, 2006, January 1, 2007 and January 1, 2008. On June 14, 2006, in connection with the initial 400,000 share increase and the shares we planned to issue to certain officers and employees of ARC in connection with our acquisition of ARC, we filed an amendment to our registration statement on Form S-8 to register an additional 2,900,000 shares of our common stock to be reserved for issuance under our stock incentive programs. Subject to any restrictions imposed on the shares and options granted under our stock incentive programs, shares registered under the registration statement on Form S-8 and on the amendment to Form S-8 will be available for sale into the public markets.

***The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock if Fortress, our largest stockholder, defaults under credit agreements secured by its holdings of shares of our common stock.***

On December 28, 2007, FIT Holdings LLC (an affiliate of Fortress), as borrower, entered into a loan agreement with Goldman Sachs Bank USA, as agent, Goldman, Sachs & Co., as collateral agent, and the lenders party thereto. Pursuant to the loan agreement, the borrower has received a loan of approximately $250 million from the lenders, and this amount has been secured by, among other things, a pledge by the borrower and one or more of its wholly-owned subsidiaries of a total of 33,228,000 shares of our common stock owned by the borrower and such subsidiaries. The 33,228,000 shares of common stock represented approximately 32.6% of our issued and outstanding common stock as of December 31, 2007.

The loan agreement contains customary default provisions and also requires cash collateralization of a portion of the borrowings by the borrower in the event the trading price of our common stock decreases below certain specified levels. In the event of a default under the loan agreement by the borrower, the collateral agent may foreclose upon any and all shares of common stock pledged to it and may seek recourse against the borrower and its subsidiary. The borrower has agreed in the loan agreement that if a shelf registration statement is not effective and usable for resales of any portion of the pledged common stock by the lenders as of or any time after January 4, 2008, the borrower will prepay a related portion of the borrowings.

We are not a party to the loan agreement and have no obligations thereunder. Wesley R. Edens, the Chairman of our Board of Directors, owns an interest in Fortress.

***Fluctuation of market interest rates may have an adverse effect on the value of your investment in our common stock.***

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend payment per share as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher rate of return on our common stock and therefore may seek securities paying higher dividends or interest or offering a higher rate of return than shares of our common stock. As a result, market interest rate fluctuations and other capital market conditions can affect the demand for and market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease, because current stockholders and potential investors will likely require a higher dividend yield and rate of return on our common stock as interest-bearing securities, such as bonds, offer more attractive relative returns.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

***Facilities***

At December 31, 2007, we operated 550 facilities across 35 states, with the capacity to serve over 52,000 residents. Of the facilities we operated at December 31, 2007, we owned 171, we leased 357 pursuant to operating and capital leases, and 22 were managed by us and fully or majority owned by third parties.

The following table sets forth certain information regarding our facilities at December 31, 2007:

| | Occupancy | | Ownership Status | | | |
|---|---|---|---|---|---|---|
| **State** | **Units/Beds** | **Rate[(1)]** | **Owned** | **Leased** | **Managed** | **Total** |
| Alabama | 1,113 | 91.2% | 2 | 5 | — | 7 |
| Arizona | 2,134 | 88.3% | 3 | 11 | 2 | 16 |
| California | 3,057 | 92.5% | 13 | 7 | — | 20 |
| Colorado | 2,907 | 86.3% | 5 | 19 | 2 | 26 |
| Connecticut | 292 | 90.4% | — | 2 | — | 2 |
| Delaware | 54 | 100.0% | 1 | — | — | 1 |
| Florida | 8,876 | 89.3% | 34 | 39 | 3 | 76 |
| Georgia | 568 | 84.3% | 4 | — | 1 | 5 |
| Idaho | 228 | 100.0% | 2 | 1 | — | 3 |
| Illinois | 2,485 | 91.6% | 2 | 10 | — | 12 |
| Indiana | 1,150 | 86.2% | 4 | 10 | — | 14 |
| Iowa | 139 | 93.5% | 1 | — | — | 1 |
| Kansas | 1,322 | 89.6% | 10 | 10 | 2 | 22 |
| Kentucky | 291 | 98.3% | — | 1 | — | 1 |
| Louisiana | 84 | 81.0% | 1 | — | — | 1 |
| Massachusetts | 282 | 92.2% | — | 1 | — | 1 |
| Michigan | 2,545 | 91.5% | 5 | 26 | 2 | 34 |
| Minnesota | 767 | 85.8% | — | 16 | 1 | 17 |
| Mississippi | 54 | 44.4% | — | 1 | — | 1 |
| Missouri | 948 | 89.6% | 2 | 1 | — | 3 |
| Nevada | 306 | 89.5% | — | 3 | — | 3 |
| New Jersey | 536 | 79.7% | 2 | 6 | — | 8 |
| New Mexico | 343 | 97.1% | — | 2 | — | 2 |
| New York | 1,196 | 97.2% | 5 | 10 | — | 16 |
| North Carolina | 4,018 | 93.2% | [illegible] | 50 | — | 53 |
| Ohio | 2,320 | 87.7% | [illegible] | 19 | — | 33 |
| Oklahoma | 1,179 | 89.1% | [illegible] | 24 | 1 | 28 |
| Oregon | 823 | 93.8% | [illegible] | 8 | — | 12 |
| Pennsylvania | 958 | 88.9% | [illegible] | 3 | 1 | 8 |
| South Carolina | 562 | 87.0% | [illegible] | 7 | — | 11 |
| Tennessee | 1,403 | 79.8% | [illegible] | 7 | 1 | 22 |
| Texas | 6,112 | 90.7% | [illegible] | 33 | 6 | 58 |
| Virginia | 1,410 | 94.2% | [illegible] | 3 | — | 5 |
| Washington | 1,198 | 90.4% | [illegible] | 9 | — | 13 |
| Wisconsin | 426 | 92.0% | [illegible] | 13 | — | 15 |
| Total | 52,086 | 90.0% | 17 | 357 | 22 | 550 |

(1) Includes the impact of managed properties.

A significant majority of our owned properties are subject to mortgages.

***Corporate Offices***

Our main corporate offices are all leased, including our 30,314 square foot corporate headquarters facility in Chicago, Illinois, our 51,988 square foot facility in Nashville, Tennessee and our 84,234 square foot facility in Milwaukee, Wisconsin.

## Item 3. Legal Proceedings.

In connection with the sale of certain facilities to Ventas Realty Limited Partnership ("Ventas") in 2004, two legal actions have been filed. The first action was filed on September 15, 2005, by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned *David T. Atkins et al. v. Apollo Real Estate Advisors, L.P., et al.* (the "Action"). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, BLC, one of our subsidiaries, GFB-AS Investors, LLC ("GFB-AS"), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group ("Fortress"), an affiliate of our largest stockholder, and R. Stanley Young, our former Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of facilities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that certain defendants, including GFB-AS, the general partners, and our former Chief Financial Officer, but not including the Company, BLC, or Fortress, committed mail fraud in connection with the sale of facilities indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that certain defendants, including GFB-AS and our former Chief Financial Officer, but not including the Company, BLC, the general partners, or Fortress, committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants, with the exception of the Company, committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and our former Chief Financial Officer breached fiduciary duties to the plaintiffs; and (ix) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. On April 18, 2006, we filed a motion to dismiss the claims with prejudice, which remains pending before the court, and plan to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006 by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned *Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc.* (the "Second Action"). On November 21, 2006, an amended complaint was filed in the Second Action. The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of facilities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those facilities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. On December 12, 2006, we filed an answer denying the claim asserted in the amended complaint and providing affirmative defenses. On December 27, 2006, the plaintiffs moved to certify the Action as a class action. Both the plaintiffs and defendants have served document production requests and the Action is currently in the beginning stages of document discovery. We also intend to vigorously defend this Second Action. Because these actions are in an early stage, we cannot estimate the possible range of loss, if any.

In addition, we have been and are currently involved in other litigation and claims incidental to the conduct of our business which are comparable to other companies in the senior living industry. Certain claims and lawsuits allege large damage amounts and may require significant legal costs to defend and resolve. Similarly, the senior living industry is continuously subject to scrutiny by governmental regulators, which could result in litigation related to regulatory compliance matters. As a result, we maintain insurance policies in amounts and with coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards. Because our current policies provide for deductibles of $3.0 million for each claim, we are, in effect, self-insured for most claims.

**Item 4. Submission of Matters to a Vote of Security Holders.**

Not applicable.

**Executive Officers of the Registrant**

The following table sets forth certain information concerning our executive officers as of February 22, 2008:

| Name | Age | Position |
|---|---|---|
| W.E. Sheriff | 65 | Chief Executive Officer |
| Mark W. Ohlendorf | 47 | Co-President and Chief Financial Officer |
| John P. Rijos | 55 | Co-President and Chief Operating Officer |
| T. Andrew Smith | 47 | Executive Vice President, General Counsel and Secretary |
| Bryan D. Richardson | 49 | Executive Vice President, Chief Administrative Officer and Chief Accounting Officer |
| Kristin A. Ferge | 34 | Executive Vice President and Treasurer |
| George T. Hicks | 50 | Executive Vice President – Finance |
| H. Todd Kaestner | 52 | Executive Vice President – Corporate Development |
| Mark A. Kultgen | 49 | Executive Vice President – Finance |
| Gregory B. Richard | 53 | Executive Vice President – Field Operations |

**W.E. Sheriff** has served as our Chief Executive Officer since February 2008. He previously served as our Co-Chief Executive Officer from July 2006 until February 2008. Previously, Mr. Sheriff served as Chairman and Chief Executive Officer of ARC and its predecessors since April 1984 and as its President since November 2003. From 1973 to 1984, Mr. Sheriff served in various capacities for Ryder System, Inc., including as President and Chief Executive Officer of its Truckstops of America division. Mr. Sheriff also serves on the boards of various educational and charitable organizations and in varying capacities with several trade organizations.

**Mark W. Ohlendorf** became our Co-President in August 2005 and our Chief Financial Officer in March 2007. Mr. Ohlendorf previously served as Chief Executive Officer and President of Alterra from December 2003 until August 2005. From January 2003 through December 2003, Mr. Ohlendorf served as Chief Financial Officer and President of Alterra, and from 1999 through 2002 he served as Senior Vice President and Chief Financial Officer of Alterra. Mr. Ohlendorf has over 25 years of experience in the health care and long-term care industries, having held leadership positions with such companies as Sterling House Corporation, Vitas Healthcare Corporation and Horizon/CMS Healthcare Corporation. He is a member of the board of directors of the Assisted Living Federation of America.

**John P. Rijos** became our Co-President in August 2005 and our Chief Operating Officer in January 2008. Previously, Mr. Rijos served as President and Chief Operating Officer and as a director of BLC since August 2000. Prior to joining BLC in August 2000, Mr. Rijos spent 16 years with Lane Hospitality Group, owners and operators of over 40 hotels and resorts, as its President and Chief Operating Officer. From 1981 to 1985 he served as President of High Country Corporation, a Denver-based hotel development and management company. Prior to that time, Mr. Rijos was Vice President of Operations and Development of several large real estate trusts specializing in hotels. Mr. Rijos has over 25 years of experience in the acquisition, development and operation of hotels and resorts. He serves on many tourist-related operating boards and committees, as well as advisory committees for Holiday Inns, Sheraton Hotels and the City of Chicago and the Board of Trustees for Columbia College. Mr. Rijos is a certified hospitality administrator.

**T. Andrew Smith** became our Executive Vice President, General Counsel and Secretary in October 2006. Previously, Mr. Smith was with Bass, Berry & Sims PLC in Nashville, Tennessee from 1985 to 2006. Mr. Smith was a member of that firm's corporate and securities group, and served as the chair of the firm's healthcare group.

**Bryan D. Richardson** became our Executive Vice President in July 2006, our Chief Accounting Officer in September 2006 and our Chief Administrative Officer in January 2008. Previously, Mr. Richardson served as Executive Vice President – Finance and Chief Financial Officer of ARC since April 2003 and previously served as its Senior Vice President – Finance since April 2000. Mr. Richardson was formerly with a national graphic arts company from 1984 to 1999 serving in various capacities, including Senior Vice President of Finance of a digital prepress division from May 1994 to October 1999, and Senior Vice President of Finance and Chief Financial Officer from 1989 to 1994. Mr. Richardson was previously with the national public accounting firm PriceWaterhouseCoopers.

**Kristin A. Ferge** became our Executive Vice President and Treasurer in August 2005. Ms. Ferge also served as our Chief Administrative Officer from March 2007 through December 2007. She previously served as Vice President, Chief Financial Officer and Treasurer of Alterra from December 2003 until August 2005. From April 2000 through December 2003, Ms. Ferge served as Alterra's Vice President of Finance and Treasurer. Prior to joining Alterra, she worked in the audit division of KPMG LLP. Ms. Ferge is a certified public accountant.

**George T. Hicks** became our Executive Vice President – Finance in July 2006. Previously, Mr. Hicks served as Executive Vice President – Finance and Internal Audit, Secretary and Treasurer of ARC since September 1993. Mr. Hicks had served in various capacities for ARC's predecessors since 1985, including Chief Financial Officer from September 1993 to April 2003 and Vice President – Finance and Treasurer from November 1989 to September 1993.

**H. Todd Kaestner** became our Executive Vice President – Corporate Development in July 2006. Previously, Mr. Kaestner served as Executive Vice President – Corporate Development of ARC since September 1993. Mr. Kaestner served in various capacities for ARC's predecessors since 1985, including Vice President – Development from 1988 to 1993 and Chief Financial Officer from 1985 to 1988.

**Mark A. Kultgen** became our Executive Vice President – Finance in September 2006. Previously, Mr. Kultgen was a partner with the national public accounting firm KPMG LLP from 2001 to 2006. His practice focused on accounting, corporate governance, auditing and control compliance. Prior to joining KPMG LLP, Mr. Kultgen was with Ernst & Young LLP from 1981 to 2001, serving in a number of roles in the firm's audit and advisory divisions. Mr. Kultgen is a certified public accountant.

**Gregory B. Richard** has served as our Executive Vice President – Field Operations since January 2008. He previously served as our Executive Vice President – Operations from July 2006 through December 2007. Previously, Mr. Richard served as Executive Vice President and Chief Operating Officer of ARC since January 2003 and previously served as its Executive Vice President-Community Operations since January 2000. Mr. Richard was formerly with a pediatric practice management company from May 1997 to May 1999, serving as President and Chief Executive Officer from October 1997 to May 1999. Prior to this, Mr. Richard was with Rehability Corporation, a publicly traded outpatient physical rehabilitation service provider, from July 1986 to October 1996, serving as Senior Vice President of Operations and Chief Operating Officer from September 1992 to October 1996.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

**Market Information**

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol "BKD". The following table sets forth the range of high and low sales prices of our common stock and dividend information for each quarter for the last two fiscal years.

| | Fiscal 2007 | | |
|---|---|---|---|
| | High | Low | Dividends Declared |
| First Quarter | $ 49.70 | $ 43.13 | $ 0.45 |
| Second Quarter | $ 48.36 | $ 41.74 | $ 0.50 |
| Third Quarter | $ 45.80 | $ 33.53 | $ 0.50 |
| Fourth Quarter | $ 41.70 | $ 27.50 | $ 0.50 |

| | Fiscal 2006 | | |
|---|---|---|---|
| | High | Low | Dividends Declared |
| First Quarter | $ 39.65 | $ 29.30 | $ 0.35 |
| Second Quarter | $ 54.25 | $ 36.29 | $ 0.35 |
| Third Quarter | $ 49.24 | $ 39.80 | $ 0.40 |
| Fourth Quarter | $ 49.19 | $ 43.31 | $ 0.45 |

The closing sale price of our comm n stock as reported on the NYSE on February 22, 2( 08 was $23.85 per share. As of that date, there were approximately 631 holders of record f our common stock.

**Dividend Policy**

We intend to continue to pay regular quarterly dividends to the holders of our common stock. However, our ability to pay and maintain cash dividends is based on many factors, i cluding our ability to execute our growth strategy, our ability to negotiate favorable lease and other contractual terms, anticipated operat ng expense levels, the level of demand for our units/beds, occupancy rates, entrance fee sales results, the rates we charge, our liquidity positio and actual results that may vary substantially from es imates. Some of the factors are beyond our control and a change in any such factor coul affect our ability to pay or maintain dividends. We ca give no assurance as to our ability to pay or maintain dividends. We also cannot assure yo that the level of dividends will be maintained or incre ise over time or that increases in demand for our units/beds and monthly resident fees will increase our actual cash available for dividends to stockholders. We expect to pay dividends that exceed our net income for the relevant perio as calculated in accordance with GAAP. The failure tc pay or maintain dividends would adversely affect our stock price.

**Recent Sales of Unregistered Secur ties**

None.

**Purchases of Equity Securities by th e Issuer and Affiliated Purchasers**

None.

**Item 6. Selected Financial D: ta.**

The selected financial data should b read in conjunction with the sections entitled "Manag ment's Discussion and Analysis of Financial Condition and Results of Operations " "Business" and our historical consolidated and comb ined financial statements and the related notes included elsewhere herein. The cons lidated and combined financial data includes Brookdale Living Communities, Inc. for all periods presented, Alterra Healthcare Corporation, effec ive December 1, 2003, and the acquisition of ARC, eff ctive July 25, 2006. Other acquisitions are discussed in Note 4 in the notes to the consolidat d and combined financial statements. Our historical s atement of operations data and balance sheet data as of and for each of the years in the fiv -year period ended December 31, 2007 have been deri ed from our audited financial statements.

| Fiscal Year ended December 31, (in thousands, except per share data) | For the Years Ended December 31,[1] 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Total revenue | $ 1,839,296 | $ 1,309,913 | $ 790,577 | $ 660,872 | $ 222,584 |
| Facility operating expense | 1,170,937 | 819,801 | 493,887 | 415,169 | 133,119 |
| General and administrative expense | 138,013 | 117,897 | 81,696 | 43,640 | 15,997 |
| Facility lease expense | 271,628 | 228,779 | 189,339 | 99,997 | 30,744 |
| Depreciation and amortization | 299,925 | 188,129 | 47,048 | 50,153 | 21,383 |
| Total operating expense | 1,880,503 | 1,354,606 | 811,970 | 608,959 | 201,243 |
| (Loss) income from operations | (41,207) | (44,693) | (21,393) | 51,913 | 21,341 |
| Interest income | 7,519 | 6,810 | 3,788 | 637 | 14,037 |
| Interest expense | | | | | |
| Debt | (143,991) | (97,694) | (46,248) | (63,634) | (25,106) |
| Amortization of deferred financing costs | (7,064) | (5,061) | (2,835) | (2,154) | (1,097) |
| Change in fair value of derivatives and amortization | (73,222) | (38) | 3,992 | 3,176 | — |
| (Loss) gain on extinguishment of debt | (2,683) | (1,526) | (3,996) | 1,051 | 12,511 |
| Loss on sale of properties | — | — | — | — | (24,513) |
| Equity in (loss) earnings of unconsolidated ventures | (3,386) | (3,705) | (838) | (931) | 318 |
| Other non-operating income | 402 | — | — | (114) | — |
| Loss before taxes | (263,632) | (145,907) | (67,530) | (10,056) | (2,509) |
| Benefit (provision) for income taxes | 101,260 | 38,491 | 97 | (11,111) | (139) |
| Loss before minority interest | (162,372) | (107,416) | (67,433) | (21,167) | (2,648) |
| Minority interest | 393 | (671) | 16,575 | 11,734 | 1,284 |
| Loss before discontinued operations and cumulative effect of a change in accounting principle | (161,979) | (108,087) | (50,858) | (9,433) | (1,364) |
| Loss on discontinued operations | — | — | (128) | (361) | (322) |
| Cumulative effect of a change in accounting principle, net of income taxes of $8,095 | — | — | — | — | (7,277) |
| Net loss | $ (161,979) | $ (108,087) | $ (50,986) | $ (9,794) | $ (8,963) |
| Basic and diluted loss per share[2] | | | | | |
| Loss before discontinued operations and cumulative effect of a change in accounting principle | $ (1.60) | $ (1.34) | $ (1.35) | $ (0.49) | $ (0.12) |
| Loss on discontinued operations | — | — | — | (0.02) | (0.03) |
| Cumulative effect of a change in accounting principle, net of tax | — | — | — | — | (0.65) |
| Net loss | $ (1.60) | $ (1.34) | $ (1.35) | $ (0.51) | $ (0.80) |
| Weighted average shares of common stock used in computing basic and diluted loss per share | 101,511 | 80,842 | 37,636 | 19,185 | 11,142 |
| Dividends declared per share of common stock | $ 1.95 | $ 1.55 | $ 0.50 | — | — |
| **Other Operating Data:** | | | | | |
| Total number of facilities (at end of period) | 550 | 546 | 383 | 367 | 359 |
| Total units/beds operated[3] | 52,086 | 51,271 | 30,057 | 26,208 | 24,423 |
| Occupancy rate at period end | 90.7% | 91.1% | 89.6% | 89.4% | 87.5% |
| Average monthly revenue per unit/bed[4] | $ 3,577 | $ 3,247 | $ 2,991 | $ 2,827 | $ 2,660 |

| | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **As of December 31, (in thousands):** | | | | | |
| Cash and cash equivalents | $ 100,904 | $ 68,034 | $ 77,682 | $ 86,858 | $ 56,468 |
| Total assets | 4,811,622 | 4,756,00[illegible] | 1,697,811 | 746,625 | 1,656,582 |
| Total debt | 2,335,224 | 1,874,939 | 754,301 | 371,037 | 1,044,736 |
| Total stockholders' equity | 1,419,538 | 1,764,012 | 630,403 | 40,091 | 237,744 |

---

(1) Prior to October 1, 2006, the effective portion of the change in fair value of derivatives was recorded in other comprehensive income and the ineffective portion was included in the change in fair value of derivatives in the consolidated and combined statements of operations. On October 1 2006, we elected to discontinue hedge accounting prospectively for the previously designated swap instruments. Gains and losses accumulated in other comprehensive income at that date of $1.3 million related to the previously designated swap instruments are being amortized to interest expense over the life of the underlying hedged debt payments. Although hedge accounting was discontinued on October 1, 2006, the swap instruments remain outstanding and are carried at fair value in the consolidated balance sheets and the change in fair value beginning October 1, 2006 has been included in the consolidated statements of operations.

(2) Earnings per share for periods prior to our formation on September 30, 2005 have been presented as if the common shares described in note 1 to the consolidated and combined financial statements had been issued and were outstanding for the periods in which FIG controlled BLC, Alterra, FIT REN LLC ("FIT REN") and Fortress CCRC Acquisition LLC ("Fortress CCRC"). Prior to September 30, 2005, non-FIG shareholders have been presented as minority interests.

(3) Total units/beds operated represent the total units/beds operated as of the end of the period.

(4) Average monthly revenue per unit/bed represents the average of the total monthly revenues, excluding amortization of entrance fees, divided by average occupied units/beds.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

*The following information should be read in conjunction with our "Selected Financial Data" and our consolidated and combined financial statements and related notes, included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see additional risks and uncertainties described in "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" for more information. Factors that could cause such differences include those described in "Risk Factors" which appears elsewhere in this Annual Report on Form 10-K.*

### Executive Overview

Despite unfavorable conditions in the housing, credit and financial markets and a weakening overall economy during 2007, we made substantial progress in implementing our growth strategy, integrating our previous acquisitions, and building a platform for future growth. The following is a summary discussion of our progress during the twelve months ended December 31, 2007.

As more fully described in "Item 1. Business – Growth Strategy", our primary growth objectives are to continue to grow our revenues, Adjusted EBITDA, Cash From Facility Operations and Facility Operating Income primarily through a combination of: (i) organic growth in our core business, including the realization of economies of scale; (ii) continued expansion of our ancillary services programs (including therapy and home health services); and (iii) expansion of our existing communities and development of new communities. Given the current market environment, we are focusing on integrating previous acquisitions and on the significant organic growth opportunities inherent in our growth strategy. We anticipate a reduced level of acquisition activity over the near term when compared with historical levels. Nevertheless, as opportunities arise, we may also grow through the selective acquisition of additional operating companies and communities. In addition, we may continue to seek to acquire the fee interest in communities that we currently operate through long term leases or management agreements.

The table below presents a summary of our operating results and certain other financial metrics for the years ended December 31, 2007 and 2006 and the amount and percentage of increase or decrease of each applicable item (dollars in millions, except dividends per share).

| | Years Ended December 31, | | Increase (Decrease) | |
|---|---|---|---|---|
| | 2007 | 2006 | Amount | Percent |
| Total revenues | $ 1,839.3 | $ 1,309.9 | $ 529.4 | 40.4% |
| Net loss | $ (162.0) | $ (108.1) | $ 53.9 | 49.9% |
| Adjusted EBITDA | $ 306.4 | $ 200.6 | $ 105.8 | 52.7% |
| Cash From Facility Operations | $ 148.8 | $ 90.9 | $ 57.9 | 63.7% |
| Facility Operating Income | $ 642.3 | $ 476.3 | $ 166.0 | 34.9% |
| Dividends declared per share of common stock | $ 1.95 | $ 1.55 | $ 0.40 | 25.8% |

Adjusted EBITDA and Facility Operating Income are non-GAAP financial measures we use in evaluating our operating performance. Cash From Facility Operations is a non-GAAP financial measure we use in evaluating our liquidity. See "Non-GAAP Financial Measures" below for an explanation of how we define each of these measures, a detailed description of why we believe such measures are useful and the limitations of each measure, a reconciliation of net loss to each of Adjusted EBITDA and Facility Operating Income and a reconciliation of net cash provided by (used in) operating activities to Cash From Facility Operations.

During 2007, we increased our revenues, cash flows and dividends per share and achieved positive same-store results. Our revenues for the year ended December 31, 2007 increased to $1.8 billion, an increase of $529.4 million, or approximately 40.4%, over our revenues for the year ended December 31, 2006. The increase in revenues was primarily a result of the number of acquisitions that we completed during the latter part of 2006, as revenues from these acquisitions are partially or entirely excluded from the prior period results. In addition, our revenues increased as a result of a $330 increase in the average revenue per unit/bed compared to the prior period, as our average occupancy rate remained relatively stable across our portfolio.

During 2007, we increased our Cash From Facility Operations, Adjusted EBITDA and Facility Operating Income by 63.7%, 52.7% and 34.9%, respectively, when compared to 2006. In addition, we increased our dividends declared per share by 25.8% over the prior year.

During 2007, we increased our Facility Operating Income 7.5% at the 425 communities we operated during both periods including the historical results of the ARC communities. Our same store Facility Operating Income included $7.0 million of charges to facility operating expenses in the quarter ended December 31, 2007 (comprised of $5.9 million of estimated uncollectible accounts and $1.1 million of accounting conformity adjustments pertaining to inventory and certain accrual policies).

During 2007, we continued to make progress in expanding our ancillary services offerings by completing the roll-out of our ancillary services program to over 12,000 additional units. Although the roll-out of ancillary services was ahead of our original plan for the year, we have faced some regulatory delays in expanding the home health portion of our business. At December 31, 2007, we had approximately 28,000 units served by our therapy services programs and approximately 7,400 units served by home health programs.

In addition, we completed expansions at six communities during 2007 and had expansion projects underway at an additional 12 locations at December 31, 2007. During 2007, we acquired a total of 15 communities increasing our community count by three and the number of communities we manage by one. The number of communities owned or leased was unchanged by our acquisition of joint venture partner interests, our acquisition of remaining portions of owned facilities and our acquisition of service businesses. As a result of our expansion and acquisition activity during 2007, the number of units we operated as of December 31, 2007 increased to 52,086, an increase of 815 units, or 1.6%, over the number we operated as of December 31, 2006.

We also continued to integrate various corporate functions and enhance our operating infrastructure during 2007. For example, we substantially completed our rebranding initiative so that virtually all of our communities now utilize the Brookdale logo and name, which should result in significant marketing synergies. During 2007, we integrated various systems for our acquired businesses and expanded our existing systems platform, including standardizing various financial, operational and procurement systems. In addition, we implemented our One Source procurement program across the entire organization, which will allow us to achieve substantial cost savings and purchasing efficiencies. Effective January 1, 2008, we also realigned our field operations organizational structure into seven geographic divisions, which will allow us to streamline our operations and sales management structure.

Although we made significant progress in 2007, our growth initiatives and operating results have been negatively impacted by unfavorable conditions in the housing, credit and financial markets. We believe that the deteriorating housing market and general economic uncertainty have caused some potential customers (or their adult children) to delay or reconsider moving into our facilities, thus hindering our ability to increase occupancy above current levels. In addition, we experienced volatility in the entrance fee portion of our business. The timing of entrance fee sales is subject to a number of different factors (including the ability of potential customers to sell their existing homes) and is also inherently subject to variability (positively or negatively) when measured over the short-term. Over the longer term, we expect to increase occupancy and that entrance fee sales will normalize.

**Consolidated Results of Operations**

***Year Ended December 31, 2007 and 2006***

The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated and combined financial statements and the notes thereto, which are included herein. Our results reflect the inclusion of acquisitions that occurred during the respective reporting periods. Refer to our Annual Report of Form 10-K for the year ended December 31, 2006, filed March 16, 2007 and the notes to the consolidated and combined financial statements included herein for additional information regarding 2006 acquisitions.

Certain prior period amounts have been reclassified to conform to the current year presentation.

| *(in thousands)* | Years Ended December 31, | | Increase (Decrease) | |
|---|---|---|---|---|
| | **2007** | **2006** | **Amount** | **Percent** |
| *Statement of Operations Data:* | | | | |
| Total revenue | | | | |
| Resident fees | | | | |
| Retirement Centers | $ 547,594 | $ 446,492 | $ 101,102 | 22.6% |
| Assisted Living | 795,294 | 615,226 | 180,068 | 29.3% |
| CCRCs | 489,619 | 242,578 | 247,041 | 101.8% |
| Total resident fees | 1,832,507 | 1,304,296 | 528,211 | 40.5% |
| Management fees | 6,789 | 5,617 | 1,172 | 20.9% |
| Total revenue | 1,839,296 | 1,309,913 | 529,383 | 40.4% |
| Expense | | | | |
| Facility operating expense | | | | |
| Retirement Centers | 311,506 | 254,696 | 56,810 | 22.3% |
| Assisted Living | 519,060 | 387,361 | 131,699 | 34.0% |
| CCRCs | 340,371 | 177,744 | 162,627 | 91.5% |
| Total facility operating expense | 1,170,937 | 819,801 | 351,136 | 42.8% |
| General and administrative expense | 138,013 | 117,897 | 20,116 | 17.1% |
| Facility lease expense | 271,628 | 228,779 | 42,849 | 18.7% |
| Depreciation and amortization | 299,925 | 188,129 | 111,796 | 59.4% |
| Total operating expense | 1,880,503 | 1,354,606 | 525,897 | 38.8% |
| Loss from operations | (41,207) | (44,693) | 3,486 | 7.8% |
| Interest income | 7,519 | 6,810 | 709 | 10.4% |

| | | | | |
|---|---|---|---|---|
| Interest expense | | | | |
| Debt | (143,991) | (97,694) | (46,297) | (47.4%) |
| Amortization of deferred financing costs | (7,064) | (5,061) | (2,003) | (39.6%) |
| Change in fair value of derivatives and amortization | (73,222) | (38) | (73,184) | NM |
| Loss on extinguishment of debt | (2,683) | (1,526) | (1,157) | (75.8%) |
| Equity in loss of unconsolidated ventures | (3,386) | (3,705) | 319 | 8.6% |
| Other non-operating income | 402 | — | 402 | 100% |
| Loss before income taxes | (263,632) | (145,907) | (117,725) | (80.7%) |
| Benefit for income taxes | 101,260 | 38,491 | 62,769 | 163.1% |
| Loss before minority interest | (162,372) | (107,416) | (54,956) | (51.2%) |
| Minority interest | 393 | (671) | 1,064 | 158.6% |
| Net loss | $ (161,979) | $ (108,087) | $ (53,892) | (49.9%) |
| *Selected Operating and Other Data:* | | | | |
| Total number of communities (at end of period) | 550 | 546 | 4 | 0.7% |
| Total units/beds operated(1) | 52,086 | 51,271 | 815 | 1.6% |
| Owned/leased communities units/beds | 47,670 | 46,723 | 947 | 2.0% |
| Owned/leased communities occupancy rate: | | | | |
| Period end | 90.6% | 91.1% | (0.5%) | (0.5%) |
| Weighted average | 90.7% | 90.4% | 0.3% | 0.3% |
| Average monthly revenue per unit/bed(2) | $ 3,577 | $ 3,247 | $ 330 | 10.2% |
| *Selected Segment Operating and Other Data* | | | | |
| Retirement Centers | | | | |
| Number of communities (period end) | 87 | 85 | 2 | 2.4% |
| Total units/beds(1) | 15,990 | 15,741 | 249 | 1.6% |
| Occupancy rate: | | | | |
| Period end | 91.1% | 92.4% | (1.3%) | (1.4%) |
| Weighted average | 91.8% | 92.4% | (0.6%) | (0.6%) |
| Average monthly revenue per unit/bed(2) | $ 3,117 | $ 2,918 | $ 199 | 6.8% |
| Assisted Living | | | | |
| Number of communities (period end) | 409 | 405 | 4 | 1.0% |
| Total units/beds(1) | 21,087 | 20,762 | 325 | 1.6% |
| Occupancy rate: | | | | |
| Period end | 89.7% | 89.7% | — | — |
| Weighted average | 89.7% | 89.7% | — | — |
| Average monthly revenue per unit/bed(2) | $ 3,507 | $ 3,258 | $ 249 | 7.6% |
| CCRCs | | | | |
| Number of communities (period end) | 32 | 32 | — | — |
| Total units/beds(1) | 10,593 | 10,220 | 373 | 3.6% |
| Occupancy rate: | | | | |
| Period end | 91.7% | 91.8% | (0.1%) | (0.1%) |
| Weighted average | 90.9% | 87.9% | 3.0% | 3.4% |
| Average monthly revenue per unit/bed(2) | $ 4,498 | $ 4,064 | $ 434 | 10.7% |
| Management Services | | | | |
| Number of communities (period end) | 22 | 24 | (2) | (8.3%) |
| Total units/beds(1) | 4,416 | 4,548 | (132) | (2.9%) |
| Occupancy rate: | | | | |
| Period end | 83.1% | 92.6% | (9.5%) | (10.3%) |
| Weighted average | 87.1% | 92.3% | (5.2%) | (5.6%) |

*Selected Entrance Fee Data:*

| | 2007 Q1 | 2007 Q2 | 2007 Q3 | 2007 Q4 | 2007 YTD |
|---|---|---|---|---|---|
| Non-refundable entrance fees sales | $ 3,916 | $ 4,726 | $ 5,673 | $ 5,015 | $ 19,330 |
| Refundable entrance fees sales[3] | 4,258 | 4,064 | 8,696 | 8,901 | 25,919 |
| Total entrance fee receipts | 8,174 | 8,790 | 14,369 | 13,916 | 45,249 |
| Refunds | (6,315) | (4,089) | (5,084) | (4,069) | (19,557) |
| Net entrance fees | $ 1,859 | $ 4,701 | $ 9,285 | $ 9,847 | $ 25,692 |

| | 2006 Q1 | 2006 Q2 | 2006 Q3 | 2006 Q4 | 2006 YTD |
|---|---|---|---|---|---|
| Non-refundable entrance fees sales | $ 448 | $ 165 | $ 3,716 | $ 8,467 | $ 12,796 |
| Refundable entrance fees sales | 1,621 | 1,135 | 4,144 | 7,860 | 14,760 |
| Total entrance fee receipts | 2,069 | 1,300 | 7,860 | 16,327 | 27,556 |
| Refunds | (703) | (308) | (3,529) | (4,648) | (9,188) |
| Net entrance fees | $ 1,366 | $ 992 | $ 4,331 | $ 11,679 | $ 18,368 |

---

(1) Total units/beds operated re present the total units/beds operated as of the end of tl e period.

(2) Average monthly revenue per unit/bed represents the average of the total monthly re'enues, excluding amortization of entrance fees, divided by average occupied units/beds.

(3) Refundable entrance fee sales for the year ended December 31, 2007 include amounts received from residents participating in the MyChoice program, which allows new a d existing residents the option to pay additional refundable entrance fee amounts in return for a reduced monthly service fee. MyChoice amounts received from existing residents totaled $0.2 million, $3.6 million and $4.7 million in the second, third and fourth quarters of 2007, respectively. We did not receive any MyChoice amounts from existing residents during the first quarter of 2007.

As of December 31, 2007, our total operations included 550 communities with a capacity to serve 52,086 residents. During 2007, our total portfolio grew by three communities and our resident capacity increase by 815 units. During 2007, we focused substantial resources on furthering the integration of the communities that we acquired during 2006.

Our 2007 results were also affected by our continuing implementation of our ancillary services programs at a number of our locations as described above.

***Resident Fees***

The increase in resident fees was driven by revenue growth across all business segments. Resident fees increased over the prior-year primarily due to the number of acquisitions that we completed during 2006 and 2007, as resident fees from these acquisitions are partially or entirely excluded from the prior period results Including the effect of the historical results of the ARC facilities only partially included in our results of operations in 2006, resident fees increased by approximately $94.4 million, or 6.9%, at the 425 communities we operated during both periods, driven primarily by an increase of 6.9% in the average monthly revenue per unit/bed. Average occupancy at these 425 communities was 90.9% in 2007 and 2006.

Retirement centers revenue increased $101.1 million, or 22.6%, primarily due to the inclusion of facilities acquired during 2006 and 2007, as resident fees from these acquisitions are partially or entirely excluded from the prior period results. Revenue growth was also impacted by an increase in the average monthly revenue per unit bed at the facilities we operated during both periods. Occupancy at these facilities remained fairly constant period over period.

Assisted living revenue increased $180.1 million, or 29.3%, primarily due to the 2006 and 2007 acquisitions. In addition, resident fees increased as a result of an increase in the average monthly revenue per unit/bed, coupled with relatively constant occupancy as compared to the same period in the prior-year.

CCRCs revenue increased $247.0 million, or 101.8%, primarily due to the acquisition of ARC in the third quarter of 2006.

***Management Fees***

The increase in management fees over the prior-year is primarily due to the acquisition of management contracts in conjunction with the ARC acquisition in July 2006. The increase is partially offset by the termination of ten management agreements during 2006.

***Facility Operating Expense***

Facility operating expense increased over the prior-year same period mainly due to the ARC acquisition as well as other 2006 and 2007 acquisitions. The increase was primarily due to additional salaries, wages and benefits resulting from these acquisitions. In addition, for the quarter ended December 31, 2007, we recorded $7.0 million of charges to facility operating expenses comprised of $5.9 million of estimated uncollectible accounts and $1.1 million of accounting conformity adjustments pertaining to inventory and certain accrual policies. Including the effect of the historical results of the ARC facilities only partially included in our results of operations in 2006, facility operating expense increased by 6.5% at the 425 communities we operated in both periods.

Retirement centers operating expenses increased $56.8 million, or 22.3%, primarily due to increased salaries, wages and benefits primarily as a result of the 2006 acquisitions and additional 2007 acquisitions.

Assisted living operating expenses increased $131.7 million, or 34.0%, primarily due to increased salaries, wages and benefits primarily as a result of the 2006 acquisitions and additional 2007 acquisitions.

CCRCs operating expenses increased $162.6 million, or 91.5%, primarily due to the 2006 acquisition of ARC.

***General and Administrative Expense***

General and administrative expenses increased $20.1 million, or 17.1%, primarily as a result of an increase in salaries, wages and benefits due to an increase in the number of employees in connection with the 2006 acquisition of ARC. Additionally, general and administrative expense was positively impacted during the year by a receivable related to a collateral recovery of $4.2 million from an insurance carrier recorded in the second quarter which was largely offset by other insurance activity and a decrease of $6.5 million in non-cash compensation expense in connection with previously expensed performance-based restricted stock grants. General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage, was 5.0% and 5.4% for the year ended December 31, 2007 and 2006, calculated as follows (dollars in thousands):

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| Resident fee revenues | $ 1,832,507 | $ 1,304,296 |
| Resident fee revenues under management | 150,204 | 73,507 |
| Total | $ 1,982,711 | $ 1,377,803 |
| General and administrative expenses (excluding merger and integration expenses and non-cash stock compensation expense totaling $39.2 million and $43.4 million in 2007 and 2006, respectively) | $ 98,858 | $ 74,449 |
| General and administrative expenses as % of total revenues | 5.0% | 5.4% |

***Facility Lease Expense***

Lease expense increased by $42.8 million, or 18.7%, primarily due to the ARC acquisition in July 2006 as well as other 2006 and 2007 acquisitions and expense increases based on rent escalators included in the lease agreements. The increase in expense is partially offset by a decrease in lease expense resulting from the purchase of previously leased assets in the fourth quarter of 2006 Lease expense includes straight-line rent expense of $25.4 million and $24.7 million for the years ended December 31, 2007 and 2006, respectively, and is partially offset by $4.3 million of additional deferred gain amortization for both periods.

***Depreciation and Amortization***

Total depreciation and amortization expense increased by $111.8 million, or 59.4%, primarily due to the acquisition of ARC as well as other 2006 and 2007 acquisitions. The increase was partially offset by a decrease in expense for resident in-place lease intangibles which were fully depreciated at the end of 2006.

***Interest Income***

Interest income increased $0.7 million or 10.4%, primarily due to the acquisition of ARC in July 2006.

***Interest Expense***

Interest expense increased $121.5 million, or 118.2%, primarily due to additional debt incurred in connection with our acquisitions as well as the change in fair value of our interest rate swaps for the year ended December 31, 2007. During the year, we recognized approximately $73.2 million of interest expense related to the change in fair value and amortization of our interest rate swaps, due to declines in the LIBOR yield curve which resulted in a change in the fair value of the swaps. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to fixed rate. Pursuant to certain of our hedge agreements, we are required to secure our obligation to the counterparty by posting cash or other collateral if the fair value liability exceeds specified thresholds. In periods of significant volatility in the credit markets, the value of these swaps can change significantly. The effective portion of the change in fair value of derivatives was excluded from interest expense and was included in other comprehensive loss for the nine months ended September 30, 2006. On October 1, 2006, we discontinued hedge accounting and the changes in fair value of derivatives have been included in interest expense prospectively.

***Income Taxes***

The increase in the income tax benefit over the same prior year period is due to an increase in the effective tax rate from 26.4% in 2006 to 38.4% in 2007. This increase is primarily due to the ability of the Company to record a tax benefit on its entire 2007 loss, compared to benefiting the losses in 2006 after the acquisition of ARC, which occurred in July 2006.

***Year Ended December 31, 2006 and 2005***

The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated and combined financial statements and the notes thereto, which are included herein. Our results reflect the inclusion of our formation transaction on September 30, 2005 and our acquisitions during 2006 and 2005. See note 4 to the consolidated and combined financial statements and our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007 for detailed information regarding 2006 and 2005 acquisitions.

Certain prior period amounts have been reclassified to conform to the current year presentation.

| (in thousands) | Years Ended December 31, 2006 | Years Ended December 31, 2005 | Increase (Decrease) Amount | Increase (Decrease) Percent |
|---|---|---|---|---|
| *Statement of Operations Data:* | | | | |
| Total revenue | | | | |
| Resident fees | | | | |
| Retirement Centers | $ 446,492 | $ 330,400 | 116,092 | 35.1% |
| Assisted Living | 615,226 | 405,183 | 210,043 | 51.8% |
| CCRCs | 242,578 | 51,132 | 191,446 | 374.4% |
| Total resident fees | 1,304,296 | 786,715 | 517,581 | 65.8% |
| Management fees | 5,617 | 3,862 | 1,755 | 45.4% |
| Total revenue | 1,309,913 | 790,577 | 519,336 | 65.7% |
| Expense | | | | |
| Facility operating expense | | | | |
| Retirement Centers | 254,696 | 191,043 | 63,653 | 33.3% |
| Assisted Living | 387,361 | 261,230 | 126,131 | 48.3% |
| CCRCs | 177,744 | 41,614 | 136,130 | 327.1% |
| Total facility operating expense | 819,801 | 493,887 | 325,914 | 66.0% |
| General and administrative expense | 117,897 | 81,696 | 36,201 | 44.3% |
| Facility lease expense | 228,779 | 189,339 | 39,440 | 20.8% |
| Depreciation and amortization | 188,129 | 47,048 | 141,081 | 299.9% |
| Total operating expense | 1,354,606 | 811,970 | 542,636 | 66.8% |
| Loss from operations | (44,693) | (21,393) | (23,300) | (108.9%) |
| Interest income | 6,810 | 3,788 | 3,022 | 79.8% |
| Interest expense | | | | |
| Debt | (97,694) | (46,248) | (51,446) | (111.2%) |
| Amortization of deferred financing costs | (5,061) | (2,835) | (2,226) | (78.5%) |
| Change in fair value of derivatives and amortization | (38) | 3,992 | (4,030) | (101.0%) |
| Loss on extinguishment of debt | (1,526) | (3,996) | 2,470 | 61.8% |
| Equity in loss of unconsolidated ventures | (3,705) | (838) | (2,867) | (342.1%) |
| Loss before income taxes | (145,907) | (67,530) | (78,377) | (116.1%) |
| Benefit for income taxes | 38,491 | 97 | 38,394 | NM |
| Loss before minority interest | (107,416) | (67,433) | (39,983) | (59.3%) |
| Minority interest | (671) | 16,575 | (17,246) | (104.0%) |
| Loss before discontinued operations | (108,087) | (50,858) | (57,229) | (112.5%) |
| Loss on discontinued operations | — | (128) | 128 | 100.0% |
| Net loss | $ (108,087) | $ (50,986) | $ (57,101) | (112.0%) |
| *Selected Operating and Other Data:* | | | | |
| Total number of communities (at end of period) | 546 | 383 | 163 | 42.6% |
| Total units/beds operated(1) | 51,271 | 30,057 | 21,214 | 70.6% |
| Owned/leased communities units/beds | 46,723 | 26,807 | 19,916 | 74.3% |
| Owned/leased communities occupancy rate: | | | | |
| Period end | 91.1% | 89.6% | 1.5% | 1.7% |
| Weighted average | 90.4% | 88.9% | 1.5% | 1.7% |
| Average monthly revenue per unit/bed(2) | $ 3,247 | $ 2,991 | $ 256 | 8.6% |
| *Selected Segment Operating and Other Data:* | | | | |
| Retirement Centers | | | | |
| Number of communities (period end) | 85 | 67 | 18 | 26.9% |
| Total units/beds(1) | 15,741 | 11,510 | 4,231 | 36.8% |
| Occupancy rate: | | | | |
| Period end | 92.4% | 92.4% | — | — |
| Weighted average | 92.4% | 92.3% | 0.1% | 0.1% |
| Average monthly rate per unit/bed(2) | $ 2,918 | $ 2,745 | $ 173 | 6.3% |

| | | | | |
|---|---|---|---|---|
| Assisted Living | | | | |
| Number of communities (period end) | 405 | 294 | 111 | 37.8% |
| Total units/beds[1] | 20,762 | 12,481 | 8,281 | 66.3% |
| Occupancy rate: | | | | |
| Period end | 89.7% | 88.4% | 1.3% | 1.5% |
| Weighted average | 89.7% | 87.1% | 2.6% | 3.0% |
| Average monthly rate per unit/bed[2] | $ 3,258 | $ 3,153 | $ 105 | 3.3% |
| CCRCs | | | | |
| Number of communities (period end) | 32 | 6 | 26 | 433.3% |
| Total units/beds[1] | 10,220 | 2,816 | 7,404 | 262.9% |
| Occupancy rate: | | | | |
| Period end | 91.8% | 80.4% | 11.4% | 14.2% |
| Weighted average | 87.9% | 78.7% | 9.2% | 11.7% |
| Average monthly rate per unit/bed[2] | $ 4,064 | $ 3,613 | $ 451 | 12.5% |
| Management Services | | | | |
| Number of communities (period end) | 24 | 16 | 8 | 50.0% |
| Total units/beds[1] | 4,548 | 3,250 | 1,298 | 39.9% |
| Occupancy rate: | | | | |
| Period end | 92.6% | 88.4% | 4.2% | 4.8% |
| Weighted average | 92.3% | 84.5% | 7.8% | 9.2% |

| *Selected Entrance Fee Data:* | 2006 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | YTD |
| Non-refundable entrance fees sales | $ 448 | $ 165 | $ 3,716 | $ 8,467 | $ 12,796 |
| Refundable entrance fees sales | 1,621 | 1,135 | 4,144 | 7,860 | 14,760 |
| Total entrance fee receipts | 2,069 | 1,300 | 7,860 | 16,327 | 27,556 |
| Refunds | (703) | (308) | (3,529) | (4,648) | (9,188) |
| Net entrance fees | $ 1,366 | $ 992 | $ 4,331 | $ 11,679 | $ 18,368 |

| | 2005 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | YTD |
| Non-refundable entrance fees sales | $ — | $ 273 | $ 427 | $ 486 | $ 1,186 |
| Refundable entrance fees sales | — | 986 | 1,544 | 1,513 | 4,043 |
| Total entrance fee receipts | — | 1,259 | 1,971 | 1,999 | 5,229 |
| Refunds | — | (257) | (1,413) | (1,065) | (2,735) |
| Net entrance fees | $ — | $ 1,002 | $ 558 | $ 934 | $ 2,494 |

(1) Total units/beds operated represent the total units/beds operated as of the end of the period.

(2) Average monthly revenue per unit/bed represents the average of the total monthly revenues, excluding amortization of entrance fees, divided by average occupied units/beds.

As of December 31, 2006, our total operations included 546 communities with a capacity to serve 51,271 residents. During 2006, our total portfolio grew by 163 communities and our resident capacity increased by 21,214 as we completed a number of acquisitions, including the acquisition of ARC.

Our 2006 results were also affected by our continuing implementation of our ancillary services programs at a number of our locations.

***Resident Fees***

The increase in resident fee revenue was primarily due to the acquisition of ARC and additional acquisitions during 2006 and a full year of operations for the 2005 acquisitions. Including the effect of the historical results of the ARC facilities only partially included in our results of operations in 2006, resident fees increased by approximately $79.2 million, or 7.1%, at the 405 communities we operated during both periods. Occupancy at these 405 communities increased by approximately 1.0%.

Retirement centers revenue increased $116.1 million, or 35.1%, primarily due to the acquisition of ARC and additional acquisitions during 2006 and a full year of operations for the 2005 acquisitions. Revenues were also positively impacted by increases in occupancy and average rate for the communities operated in the same period in the prior year.

Assisted living revenue increased $210.0 million, or 51.8%, primarily due to the acquisition of ARC and additional acquisitions during 2006, a 3.0% increase in average occupancy and a 3.3% increase in average monthly rent per unit/bed.

CCRCs revenue increased $191.4 million, or 374.4%, primarily due to the acquisition of ARC and additional acquisitions in 2006 and a full year of operations of the Fortress CCRC Portfolio acquired in April 2005.

***Management Fees***

Management fee revenue increased over this period primarily due to the acquisition of ARC, partially offset by the termination of ten management agreements during 2006, net of termination fees received of $0.6 million.

***Facilities Operating Expense***

The increase was primarily due to increases in salaries, wages and benefits, the inclusion of the operations of ARC and additional 2006 acquisitions and a full year of the operations of 2005 acquisitions, partially offset by cost savings from procurement arrangements. Including the effect of the historical results of the ARC facilities only partially included in our results of operations in 2006, facility operating expense increased by approximately $29.4 million, or 4.1%, at the 405 communities we operated during both periods.

Retirement centers operating expenses increased $63.7 million, or 33.3%, primarily due to the acquisition of ARC and additional 2006 acquisitions and a full year of the operations of 2005 acquisitions. The balance was primarily due to increases in salaries, wages and benefits.

Assisted living operating expenses increased $126.1 million, or 48.3%, primarily due to increased salaries, wages and benefits as a result of increased occupancy and level of care provided to residents and partially offset by a non-cash benefit of $4.1 million and $4.7 million for the years ended December 31, 2006 and 2005, respectively, related to the reversal of an accrual established in connection with Alterra's emergence from bankruptcy in December 2003.

CCRCs operating expenses increased $136.1 million, or 327.1%, primarily due to the acquisition of ARC and a full year of operations of the Fortress CCRC Portfolio acquired in April 2005.

***General and Administrative Expense***

General and administrative expenses increased $36.2 million, or 44.3%, primarily as a result of a $10.9 million increase of merger and integration costs, $3.9 million increase of non-cash compensation expense in connection with restricted stock grants, an increase in salaries, wages and benefits, and an increase in the number of employees in connection with the acquisition of ARC. General and administrative expense as a percentage of total revenue, including revenue generated by the communities we manage was 5.4% for each of the years ended December 31, 2006 and 2005, calculated as follows (dollars in thousands):

| | Year Ended December 31, 2006 | Year Ended December 31, 2005 |
|---|---|---|
| Resident fee revenues | $ 1,304,296 | $ 786,715 |
| Resident fee revenues under management | 73,507 | 77,375 |
| Total | $ 1,377,803 | $ 864,090 |
| General and administrative expenses (excluding merger and integration expenses, non-cash stock compensation expense totaling $43.4 million and $35.2 million in 2006 and 2005, respectively, with 2005 including bonuses in connection with a restricted stock grant) | $ 74,449 | $ 46,504 |
| General and administrative expenses as % of total revenues | 5.4% | 5.4% |

*Facility Lease Expense*

Lease expense increased $39.4 million, or 20.8%, primarily due to the addition of 55 operating leases in connection with acquisitions partially offset by the November 30, 2006 purchase of 30 communities previously leased by us.

*Depreciation and Amortization*

Total depreciation and amortization expense increased by $141.1 million, or 299.9%, primarily due to the acquisition of ARC and additional acquisitions in 2005 and 2006.

*Interest Income*

Interest income increased $3.0 million, or 79.8%, primarily due to the acquisition of ARC and an increase in invested cash and cash equivalents resulting from our follow-on equity offering, and cash generated from operations, partially offset by a decrease in interest income from lease security deposits and cash and investment restricted as a result of issuing letters of credit to secure our obligations.

*Interest Expense*

Interest expense increased $57.7 million, or 128.0%, primarily due to approximately $1.2 billion of new debt assumed or incurred in connection with the acquisition of ARC and with our 2006 acquisitions and fees related to the issuance of additional letters of credit.

*Income Taxes*

Benefit for income taxes increased $38.4 million primarily due to the ARC acquisition and additional acquisitions during 2006 and 2005 that allowed us to reduce our valuation allowance.

*Minority Interest*

Minority interest decreased $17.2 million, or 104.0%, primarily due to the completion of the initial public offering, partially offset by minority interest attributable to the limited partnerships consolidated pursuant to EITF 04-5. Prior to completion of the initial public offering, the non-Fortress owners were classified as minority interest pursuant to EITF 02-5.

**Critical Accounting Policies and Estimates**

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our combined results of operations or financial condition. We have identified the following critical accounting policies that affect significant estimates and judgments.

***Revenue Recognition and Assumptions at Entrance Fee Communities***

Our ten entrance fee communities provide housing and healthcare services through entrance fee agreements with residents. Under certain of these agreements, residents pay an entrance fee upon entering into the contract and are contractually guaranteed certain limited lifecare benefits in the form of healthcare discounts. The recognition of entrance fee income requires the use of various actuarial estimates. We recognize this revenue by recording the nonrefundable portion of the residents' entrance fees as deferred entrance fee income and amortizing it into revenue using the straight-line method over the estimated remaining life expectancy of each resident or couple. In addition, certain entrance fee agreements entitle the resident to a refund of the original entrance fee paid plus a percentage of the appreciation of the unit contingent upon resale. We estimate the portion of such entrance fees that will be repaid to the resident from other contingently refundable entrance fees received or non-refundable entrance fees received and record that portion as deferred revenue with the remainder classified as refundable entrance fees. The portion recorded as deferred revenue is amortized over the life of the entrance fee building. We periodically assess the reasonableness of these mortality tables and other actuarial assumptions, and measurement of future service obligations.

***Obligation to Provide Future Services***

Annually, we calculate the present value of the net cost of future services and the use of communities to be provided to current residents of certain of our CCRCs and compare that amount with the balance of non-refundable deferred revenue from entrance fees received. If the present value of the net cost of future services and the use of communities exceeds the non-refundable deferred revenue from entrance fees, a liability is recorded (obligation to provide future services and use of communities) with a corresponding charge to income.

***Self-Insurance Liability Accruals***

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed communities under a master insurance program, our current policy provides for deductibles of $3.0 million for each and every claim. The amount of liquid assets available to satisfy these deductible obligations is $7.7 million (classified as cash and escrow deposits – restricted in the consolidated balance sheets). As a result, we are effectively self-insured for most claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage above $0.5 million per individual claim) and a self-insured employee medical program (with excess loss coverage above $0.3 million per individual claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

***Income Taxes***

We account for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. As of December 31, 2007 and 2006, we have a valuation allowance against deferred tax assets of approximately $6.4 million and $6.0 million, respectively. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected in either income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

### *Lease Accounting*

We determine whether to account for our leases as either operating or capital leases depending on the underlying terms. As of December 31, 2007, we operated 357 communities under long-term leases with operating, capital and financing lease obligations. The determination of this classification is complex and in certain situations requires a significant level of judgment. Our classification criteria is based on estimates regarding the fair value of the leased communities, minimum lease payments, effective cost of funds, the economic life of the community and certain other terms in the lease agreements as stated in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Communities under operating leases are accounted for in our statement of operations as lease expenses for actual rent paid plus or minus straight-line adjustments for fixed or estimated minimum lease escalators and amortization of deferred gains. For communities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. Lease payments are allocated between principal and interest on the remaining base lease obligations and the lease asset is depreciated over the shorter of its useful life or the term of the lease. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale-leaseback transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.

One of our leases provides for various additional lease payments based on changes in the interest rates on the debt underlying the lease. All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the lease term, including the rent holiday period.

### *Allowance for Doubtful Accounts*

Accounts receivable are reported net of an allowance for doubtful accounts, and represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $15.5 million, and $8.5 million as of December 31, 2007 and 2006, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Changes in legislation are not expected to have a material impact on collections; however, changes in economic conditions could have an impact on the collection of existing receivable balances or future allowance considerations.

Approximately 89.0% and 11.0% of our resident and healthcare revenues for the year ended December 31, 2007 were derived from private pay customers and services covered by various third-party payor programs, including Medicare and Medicaid, respectively. Billings for services under third-party payor programs are recorded net of estimated retroactive adjustments, if any, under reimbursement programs. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods or as final settlements are determined. We accrue contractual or cost related adjustments from Medicare or Medicaid when assessed (without regard to when the assessment is paid or withheld), even if we have not agreed to or are appealing the assessment. Subsequent positive or negative adjustments to these accrued amounts are recorded in net revenues when known.

### *Long-Lived Assets, Goodwill and Purchase Accounting*

As of December 31, 2007 and 2006, our long-lived assets were comprised primarily of $3.8 billion and $3.7 billion, respectively, of property, plant and equipment and leasehold interests. In accounting for our long-lived assets, other than goodwill, we apply the provisions of SFAS No. 141, *Business Combinations*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). In connection with our formation transactions, for financial reporting purposes we recorded the non-controlling stockholders' interest at fair value. Acquisitions are accounted for using the purchase method of accounting and the purchase prices are allocated to acquired assets and liabilities based on their estimated fair values. Goodwill associated with our acquisition of ARC and our formation transactions was allocated to the reportable segment and included in our application of the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). We account for goodwill under the provisions of SFAS No. 142. As of December 31, 2007 and 2006, we had $328.9 million and $324.8 million of goodwill, respectively.

The determination and measurement of an impairment loss under these accounting standards requires the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections, on a discounted basis under SFAS 142 and on an undiscounted basis under SFAS 144, that assume certain future revenue and cost levels, assumed capitalization and discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. Future events may indicate differences from management's current judgments and estimates, which could, in turn, result in impairment. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, differences in projected occupancy rates and changes in the cost structure of existing communities.

***Hedging***

We periodically enter into certain interest rate swap agreements to effectively convert floating rate debt to a fixed rate basis or to hedge anticipated future financings. Amounts paid or received under these agreements are recognized as an adjustment to interest expense when such amounts are incurred or earned. For effective cash flow hedges, settlement amounts paid or received in connection with settled or unwound interest rate swap agreements are deferred and recorded to accumulated other comprehensive income. For effective fair value hedges, changes in the fair value of the derivative will be offset against the corresponding change in fair value of the hedged asset or liability through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings. All derivative instruments are recorded at fair value. Derivatives that do not qualify for hedge accounting are recorded at fair value through earnings.

On October 1, 2006, we elected to discontinue hedge accounting prospectively for the previously designated swap instruments. Consequently, the net gain accumulated in other comprehensive income at that date of approximately $1.3 million related to the previously designated swap instruments is being reclassified to interest expense over the life of the underlying hedged debt. In the future, if the underlying hedged debt is extinguished or refinanced, the remaining unamortized gain or loss in accumulated other comprehensive income will be recognized in net income.

***Stock-Based Compensation***

We adopted SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123R"), in connection with initial grants of restricted stock effective August 2005, which were converted into shares of our restricted stock on September 30, 2005 in connection with our formation transaction. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized when incurred.

Certain of our employee stock awards vest only upon the achievement of performance targets. SFAS No. 123R requires recognition of compensation cost only when achievement of performance conditions is considered probable. Consequently, our determination of the amount of stock compensation expense requires a significant level of judgment in estimating the probability of achievement of these performance targets. Additionally, we must make estimates regarding employee forfeitures in determining compensation expense. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

**New Accounting Pronouncements**

The information required by this Item is provided in note 2 of the notes to the consolidated and combined financial statements contained in Item 8. Financial Statements and Supplementary Data.

**Liquidity and Capital Resources**

The following is a summary of cash flows from operating, investing and financing activities, as reflected in the Consolidated and Combined Statements of Cash Flows (dollars in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cash provided by operating activities | $ 199,662 | $ 85,912 |
| Cash used in investing activities | (358,419) | (2,002,686) |
| Cash provided by financing activities | 191,627 | 1,907,126 |
| Net increase (decrease) in cash and cash equivalents | 32,870 | (9,648) |
| Cash and cash equivalents at beginning of period | 68,034 | 77,682 |
| Cash and cash equivalents at end of period | 100,904 | 68,034 |

The increase in cash provided by operating activities was primarily attributable to the effect of acquisitions completed during 2006 (most notably, the acquisition of ARC), as well as the overall improved performance of the communities we operated during both periods.

The decrease in cash used in investing activities was primarily attributable to a decrease in acquisition activity in the current year. This decrease was partially offset by an increase in additions to property, plant, equipment and leasehold intangibles, as well as an increase in restricted cash for our swap collateral deposits in the current year. The increase in restricted cash in 2007 was partially offset by our substitution of letters of credit for cash previously securing certain of our obligations in the prior year.

The decrease in cash provided by financing activities was primarily due to a decrease in cash received from the issuance of common stock and a decrease in net proceeds from the issuance of debt, both of which primarily resulted from reduced acquisition activity in the current year. This decrease was partially offset by an increase in dividends and reduced capital lease obligation payments resulting from our acquisition of the Freedom Square Portfolio (and the associated capital lease termination) in the current year.

Our principal sources of liquidity are expected to be from:

- cash balances on hand;
- cash flows from operations;
- proceeds from our credit facility;
- proceeds from mortgage financing or refinancing of various assets;
- proceeds from the selective disposition of underperforming assets;
- funds raised in the debt or equity markets; and
- funds generated through joint venture arrangements or sale-leaseback transactions.

Our liquidity requirements have historically arisen from, and we expect they will continue to arise from:

- working capital;
- operating costs such as employee compensation and related benefits, general and administrative expense and supply costs;
- debt service and lease payments;
- acquisition consideration and transaction costs;
- cash collateral required to be posted in connection with our interest rate swaps and related financial instruments;
- capital expenditures and improvements, including the expansion of our current communities and the development of new communities;
- dividend payments; and
- other corporate initiatives (including integration and branding).

We are highly leveraged, and have significant debt and lease obligations. At December 31, 2007, we had $1.8 billion of debt outstanding, excluding our line of credit and capital lease obligations, at a weighted-average interest rate of 6.38%. At December 31, 2007, we had $2.1 billion of total debt outstanding, excluding our line of credit, of which $18.0 million was due on or before December 31, 2008. We also have substantial operating lease obligations and capital expenditure requirements. For the year ending December 31, 2008, we will be required to make approximately $254.0 million of payments in connection with our existing operating leases.

We had $100.9 million of cash and cash equivalents at December 31, 2007, excluding cash and escrow deposits-restricted and lease security deposits of $118.0 million. Additionally, we had $81.6 million available under our corporate credit facility and $11.4 million of unused capacity under our letter of credit facility.

At December 31, 2007, we had $257.9 million of negative working capital, which includes the classification of $205.8 million of refundable entrance fees and $31.9 million in tenant deposits as current liabilities. Based upon our historical operating experience, we anticipate that only 9% to 12% of those entrance fee liabilities will actually come due, and be required to be settled in cash, during the next 12 months. We expect that any entrance fee liabilities due within the next 12 months will be fully offset by the proceeds generated by subsequent entrance fee sales. Entrance fee sales, net of refunds paid, provided $25.7 million of cash for the year ended December 31, 2007.

For the year ending December 31, 2008, we anticipate that we will make investments of approximately $100 million to $115 million for capital expenditures, comprised of approximately $25 million to $30 million of net recurring capital expenditures (including corporate capital expenditures), approximately $35 million to $40 million of net capital expenditures in connection with our community expansion and development program, and approximately $40 million to $45 million of expenditures relating to other major projects. Other major projects include unusual or non-recurring capital projects, projects which create new or enhanced economics, such as major renovations or repositioning projects at our communities (including deferred expenditures in connection with recently acquired communities), integration related expenditures, and expenditures supporting the expansion of our ancillary services programs. We anticipate funding our expansion and development program primarily through debt and lease financings for those projects. We expect that our other anticipated capital expenditures will be funded from cash on hand, cash flows from operations, amounts drawn on our credit facility and proceeds from the refinancing of various assets. There can be no assurance that any such financings or refinancings will be available to us or on terms that are acceptable to us.

Through 2007, we focused on growth primarily through acquisition, spending approximately $2.2 billion during 2007 and 2006 on acquiring communities and companies, excluding fees, expenses and assumption of debt. Given the current market environment, we anticipate a reduced level of acquisition activity over the near term, and consequently reduced acquisition spending, as we focus on integrating previous acquisitions and the other components of our growth strategy.

In the normal course of business, we use a variety of financial instruments to mitigate interest rate risk. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to fixed rate. Pursuant to certain of our hedge agreements, we are required to secure our obligation to the counterparty by posting cash or other collateral if the fair value liability exceeds specified thresholds. In periods of significant volatility in the credit markets, the value of these swaps can change significantly and as a result, the amount of collateral we are required to post can change significantly. For example, cash collateral posted as of December 31, 2007 and January 31, 2008 was approximately $5.0 million and $40.3 million, respectively. During the month of January 2008, we posted up to $43.9 million in collateral. If we are required to post additional collateral in connection with our interest rate swaps, our liquidity could be negatively impacted.

We expect to continue to fund our business through our principal sources of liquidity. Primarily, during 2008, we anticipate that our liquidity will come from cash on hand, cash flows from operations, amounts drawn on our credit facility and proceeds from the refinancing of various assets. We expect to continue to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the interests of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities or to reduce our dividends, any of which could harm our business.

We currently estimate that our existing cash flows from operations, together with existing working capital, amounts drawn under our credit facility and proceeds from anticipated refinancings of various assets, will be sufficient to fund our liquidity needs for at least the next 12 months.

Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, the actual level of capital expenditures, our expansion, development and acquisition activity, general economic conditions and the cost of capital. Shortfalls in cash flows from operating results or other principal sources of liquidity may have an adverse impact on our ability to execute our business and growth strategies. As a result, this may impact our ability to grow our business, pay dividends, maintain capital spending levels, expand certain communities, or execute other aspects of our business strategy. In order to continue some of these activities at historical or planned levels, we may incur additional indebtedness or lease financing to provide additional funding. There can be no assurance that any such additional financing will be available or on terms that are acceptable to us.

**Credit Facility**

As of December 31, 2007, we had available a secured line of credit of $320.0 million ($70.0 million letter of credit sublimit) and a separate letter of credit facility of up to $80.0 million. The line of credit bears interest at the base rate plus 0.50% or LIBOR plus 1.50%, at our election. We must also pay an annual fee equal to 1.50% of the amount of any outstanding letters of credit issued under the facilities. In connection with entering into the credit facility agreement, we paid a commitment fee of 0.50% and are subject to a non-use fee of 0.25% on all unutilized amounts. On October 10, 2007, we amended our credit facility agreement to, among other things, revise certain financial covenants and to address certain administrative matters. The amended agreement matures on November 15, 2008 subject to extension at our unilateral option for two three-month extension periods and payment of a 0.1875% commitment fee with respect to each extension. As a result of our unilateral extension rights, amounts drawn against the credit agreement at December 31, 2007 have been classified as long-term on our Consolidated Balance Sheets.

In connection with the credit agreement, we and certain of our subsidiaries, as guarantors, entered into a guarantee and pledge agreement in favor of Lehman Commercial Paper Inc., as administrative agent for the banks and other financial institutions from time to time parties to the credit agreement, pursuant to which certain of the guarantors guarantee the prompt and complete payment and performance when due by us of our obligations under the credit agreement and certain of the guarantors pledge certain assets for the benefit of the secured parties as collateral security for the payment and performance of our obligations under the credit agreement and under the guarantee. The pledged assets include, among other things, equity interests in certain of our subsidiaries, all related books and records and, to the extent not otherwise included, all proceeds and products of any and all of the foregoing, all supporting obligations in respect of any of the foregoing and all collateral security and guarantees given by any person with respect to any of the foregoing.

The credit agreement contains typical representations and covenants for loans of this type. A violation of any of these covenants could result in a default under the credit agreement, which would result in termination of all commitments and loans under the credit agreement and all other amounts owing under the credit agreement and certain other loan and lease agreements becoming immediately due and payable.

**Contractual Commitments**

The following table presents a summary of our material indebtedness, including the related interest payments, lease and other contractual commitments, as of December 31, 2007.

| | Total | Payments Due by Twelve Months Ending December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter |
| | (dollars in thousands) | | | | | | |
| Contractual Obligations: | | | | | | | |
| Long-term debt obligations[1][2] | $2,595,263 | $ 120,135 | $ 643,356 | $ 190,038 | $ 144,401 | $ 896,352 | $ 600,981 |
| Capital lease obligations[1] | 491,518 | 42,989 | 43,777 | 45,653 | 46,857 | 46,161 | 266,081 |
| Operating lease obligations[3] | 2,914,347 | 253,952 | 259,005 | 261,664 | 264,663 | 265,554 | 1,609,509 |
| Purchase obligations[4] | 1,155 | 1,155 | — | — | — | — | — |
| Refundable entrance fee obligations[5] | 205,829 | 22,641 | 22,641 | 22,641 | 22,641 | 22,641 | 92,624 |
| Total contractual obligations | 6,208,112 | 440,872 | 968,779 | 519,996 | 478,562 | 1,230,708 | 2,569,195 |
| Total commercial commitments | $ 129,087 | $ 97,184 | $ 31,903 | $ — | $ — | $ — | $ — |

(1) Includes contractual interest for all fixed-rate obligations and assumes interest on variable rate instruments at the December 31, 2007 rate.

(2) $47.0 million of principal has been classified beyond its initial maturity date due to the subsequent consummation of a refinancing which extended the maturity date and $198.0 million has been classified beyond its initial maturity date due to our unilateral option to extend the initial maturity date.

(3) Reflects future cash payments after giving effect to non-contingent lease escalators and assumes payments on variable rate instruments at the December 31, 2007 rate.

(4) Represents minimum purchase commitments pursuant to contracts with suppliers.

(5) Future refunds of entrance fees are estimated based on historical payment trends. These refund obligations are generally offset by proceeds received from resale of the vacated apartment units. Historically, proceeds from resales of entrance fee units each year generally offset refunds paid and generate excess cash to us.

**Company Indebtedness, Long-term Leases and Hedging Agreements**

***Indebtedness***

As of December 31, 2007, 2006 and 2005, our outstanding property-level secured debt was $2.1 billion, $1.7 billion and $754.3 million, respectively.

During 2007, we incurred $591.5 million of additional property-level debt primarily related to the financing of acquisitions, the expansion of certain communities and the releveraging of certain assets. Approximately $256.4 million of the new debt was issued at a variable interest rate (subject to hedge agreements that may effectively cap or convert the debt to a fixed rate) and the remaining $335.1 million was issued at a fixed interest rate. Refer to the Notes to the Consolidated and Combined Financial Statements for a detailed discussion of the new debt and related terms.

We have secured our self-insured retention risk under our workers' compensation and general liability and professional liability programs and our lease security deposits with cash and letters of credit aggregating $18.7 million and $57.0 million, and $26.2 million and $58.1 million as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, we are in compliance with the financial covenants of our outstanding debt, including those covenants measuring facility operating income to gauge debt coverage.

***Long-Term Leases***

As of December 31, 2007, we have 357 communities under long-term leases. The leases relating to these communities are generally fixed rate leases with annual escalators that are either fixed or tied to changes in leased property revenue or the consumer price index.

Two portfolio leases have or had a floating-rate debt component built into the lease payments. We acquired one of the portfolios on December 30, 2005. Prior to the acquisition, the lease payment was a pass through of debt service, which includes $100.8 million of floating rate tax-exempt debt that was credit enhanced by Fannie Mae. Through a series of financial instruments including interest rate caps and an interest rate swap, our variable rate exposure under this lease is entirely hedged. The second lease includes $102.6 million of variable rate mortgages and/or tax exempt debt that is credit enhanced by Freddie Mac. Our variable rate exposure under this second lease is hedged through an interest rate swap.

For the year ended December 31, 2007, our minimum annual cash lease payments for our capital/financing leases and operating leases were approximately $43.0 million and $248.7 million, respectively.

As of December 31, 2007, we are in compliance with the financial covenants of our capital and operating leases, including those covenants measuring facility operating income to gauge debt coverage.

***Hedging***

In the normal course of business, we use a variety of financial instruments to hedge interest rate risk. We have historically entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing transactions.

All derivative instruments are recognized as either assets or liabilities in the Consolidated Balance Sheet at fair value.

The following table summarizes our swap instruments at December 31, 2007 (dollars in thousands):

| | | |
|---|---|---|
| Current notional balance | $ | 1,425,441 |
| Highest possible notional | $ | 1,425,441 |
| Lowest interest rate | | 3.36% |
| Highest interest rate | | 5.00% |
| Average fixed rate | | 4.54% |
| Earliest maturity date | | 2008 |
| Latest maturity date | | 2014 |
| Weighted average original maturity | | 4.3 years |
| Estimated liability fair value (included in other liabilities at December 31, 2007) | $ | 12,691 |
| Estimated asset fair value (included in other assets at December 31, 2007) | $ | 78 |

**Impacts of Inflation**

Resident fees from the communities we own or lease and management fees from communities we manage for third parties are our primary sources of revenue. These revenues are affected by the amount of monthly resident fee rates and community occupancy rates. The rates charged are highly dependent on local market conditions and the competitive environment in which our communities operate. Substantially all of our retirement center, assisted living, and CCRC residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than every 12 or 13 months thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. We believe, however, that our ability to periodically adjust the monthly fee serves to reduce the adverse affect of inflation. In addition, employee compensation expense is a principal cost element of facility operations and is also dependent upon local market conditions. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

At December 31, 2007, approximately $1.2 billion of our indebtedness, excluding our line of credit, bears interest at floating rates. We have mitigated our exposure to floating rates by using interest rate swaps and interest rate caps under our debt/lease arrangements. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on our line of credit.

**Off-Balance Sheet Arrangements**

The equity method of accounting has been applied in the accompanying financial statements with respect to our investment in unconsolidated ventures that are not considered VIEs as we do not possess a controlling financial interest. We do not believe these off-balance sheet arrangements have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

**Non-GAAP Financial Measures**

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this report, we define and use the non-GAAP financial measures Adjusted EBITDA, Cash From Facility Operations and Facility Operating Income, as set forth below.

***Adjusted EBITDA***

*Definition of Adjusted EBITDA*

We define Adjusted EBITDA as follows:

Net income *before:*

- provision (benefit) for income taxes;
- non-operating (income) loss items;
- depreciation and amortization;
- amortization of deferred gain;
- straight-line rent expense (income);
- amortization of deferred entrance fees; and
- non-cash compensation expense;

and *including:*

- entrance fee receipts and refunds.

*Management's Use of Adjusted EBITDA*

We use Adjusted EBITDA to assess our overall financial and operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance of and value companies in our industry.

*Limitations of Adjusted EBITDA*

Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

- the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and
- depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Adjusted EBITDA to GAAP net income (loss), along with our consolidated and combined financial statements included herein. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of our net loss to Adjusted EBITDA for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands):

| | Years Ended December 31,(1)(2) | | |
|---|---|---|---|
| | 2007(3) | 2006 | 2005(4) |
| Net loss | $ (161,979) | $ (108,087) | $ (50,986) |
| Loss on discontinued operations | — | — | 128 |
| Benefit for income taxes | (101,260) | (38,491) | (97) |
| Other non-operating income | (402) | — | — |
| Minority interest | (393) | 671 | (16,575) |
| Equity in loss of unconsolidated ventures | 3,386 | 3,705 | 838 |
| Loss on extinguishment of debt | 2,683 | 1,526 | 3,996 |
| Interest expense | | | |
| Debt | 114,518 | 74,133 | 37,049 |
| Capitalized lease obligation | 29,473 | 23,561 | 9,199 |
| Amortization of deferred financing costs | 7,064 | 5,061 | 2,835 |
| Change in fair value of derivatives and amortization | 73,222 | 38 | (3,992) |
| Interest income | (7,519) | (6,810) | (3,788) |
| Loss from operations | (41,207) | (44,693) | (21,393) |
| Depreciation and amortization | 299,925 | 188,129 | 47,048 |
| Straight-line lease expense | 25,439 | 24,699 | 23,752 |
| Amortization of deferred gain | (4,342) | (4,345) | (7,938) |
| Amortization of entrance fees | (19,241) | (8,149) | (33) |
| Non-cash compensation expense | 20,113 | 26,612 | 22,680 |
| Entrance fee receipts | 45,249 | 27,556 | 5,229 |
| Entrance fee disbursements | (19,557) | (9,188) | (2,735) |
| **Adjusted EBITDA** | $ 306,379 | $ 200,621 | $ 66,610 |

---

(1) The calculation of Adjusted EBITDA includes merger, integration, and certain other non-recurring expenses, as well as acquisition transition costs, totaling $19.0 million, $16.8 million and $12.5 million (including cash bonuses in connection with the restricted stock grants) for the years ended December 31, 2007, 2006 and 2005, respectively.

(2) Adjusted EBITDA for the years ended December 31, 2007, 2006 and 2005 includes a non-cash benefit of $0.3 million, $4.1 million and $4.7 million, respectively, related to a reversal of an accrual established in connection with Alterra's emergence from bankruptcy in December 2003.

(3) Adjusted EBITDA for the year ended December 31, 2007 includes $7.0 million of charges to facility operating expenses in the quarter ended December 31, 2007, which relates to our desire to conform our policies across all of our platforms including $5.9 million related to estimated uncollectible accounts and $1.1 million of accounting conformity adjustments pertaining to inventory and certain accrual policies.

(4) Brookdale Senior Living completed its formation on September 30, 2005. Results prior to that date represent the combined operations of the entities described in note 1 to the consolidated and combined financial statements.

### *Cash From Facility Operations*

*Definition of Cash From Facility Operations*

We define Cash From Facility Operations (CFFO) as follows:

Net cash provided by (used in) operating activities adjusted for:

- changes in operating assets and liabilities;
- deferred interest and fees added to principal;
- refundable entrance fees received;
- entrance fee refunds disbursed;
- other; and
- recurring capital expenditures.

Recurring capital expenditures include expenditures capitalized in accordance with GAAP that are funded from CFFO. Amounts excluded from recurring capital expenditures consist primarily of unusual or non-recurring capital items (including integration capital expenditures) and facility purchases and/or major projects or renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale. Through 2007, the portion of capital expenditures deemed to be recurring capital expenditures in any period has consisted only of actual cash expenditures. Recent system enhancements will allow us, beginning in 2008, to report as recurring capital expenditures both amounts paid and accrued in any period. Also beginning in 2008, our calculation of CFFO will be modified to subtract principal amortization related to our capital leases that do not contain a bargain purchase option.

*Management's Use of Cash From Facility Operations*

We use CFFO to assess our overall liquidity. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals as well as to achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

This metric measures our liquidity based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. CFFO is one of the metrics used by our senior management and board of directors (i) to review our ability to service our outstanding indebtedness (including our credit facilities and long-term leases), (ii) our ability to pay dividends to stockholders, (iii) our ability to make regular recurring capital expenditures to maintain and improve our facilities on a period-to-period basis, (iv) for planning purposes, including preparation of our annual budget and (v) in setting various covenants in our credit agreements. These agreements generally require us to escrow or spend a minimum of between $250 and $450 per unit/bed per year. Historically, we have spent in excess of these per unit/bed amounts; however, there is no assurance that we will have funds available to escrow or spend these per unit/bed amounts in the future. If we do not escrow or spend the required minimum annual amounts, we would be in default of the applicable debt or lease agreement which could trigger cross default provisions in our outstanding indebtedness and lease arrangements.

*Limitations of Cash From Facility Operations*

CFFO has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of cash flow from operations. CFFO does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. Material limitations in making the adjustment to our cash flow from operations to calculate CFFO, and using this non-GAAP financial measure as compared to GAAP operating cash flows, include:

- the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

- depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

We believe CFFO is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and capital and financing leases, (2) our ability to pay dividends to stockholders and (3) our ability to make regular recurring capital expenditures to maintain and improve our facilities.

CFFO is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on CFFO as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of CFFO to GAAP net cash provided by (used in) operating activities, along with our consolidated and combined financial statements included herein. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because CFFO is not a measure of financial performance under GAAP and is susceptible to varying calculations, the CFFO measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The calculation of CFFO includes combination expenses and acquisition transition costs of $19.0 and $16.8 million for the years ended December 31, 2007 and 2006, respectively. In addition, year end December 31, 2005 includes cash bonuses in connection with a restricted stock grant.

The table below shows the reconciliation of net cash provided by operating activities to CFFO for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007(1)(2) | 2006(1) | 2005(1)(3) |
| Net cash provided by operating activities | $ 199,662 | $ 85,912 | $ 16,900 |
| Changes in operating assets and liabilities | (36,571) | 17,936 | 5,942 |
| Long-term deferred interest and fee added to principal | — | — | — |
| Refundable entrance fees received | 25,919 | 14,760 | 4,043 |
| Entrance fee refunds disbursed | (19,557) | (9,188) | (2,735) |
| Reimbursement of operating expenses and other | 4,430 | 5,000 | — |
| Recurring capital expenditures | (25,048) | (23,518) | (17,508) |
| **Cash From Facility Operations** | $ 148,835 | $ 90,902 | $ 6,642 |

(1) The calculation of CFFO includes merger, integration, and certain other non-recurring expenses, as well as acquisition transition costs, totaling $19.0 million, $16.8 million and $12.5 million (including cash bonuses in connection with the restricted stock grants) for the years ended December 31, 2007, 2006 and 2005, respectively.

(2) CFFO for the year ended December 31, 2007 includes $7.0 million of charges to facility operating expenses in the quarter ended December 31, 2007, which relates to our desire to conform our policies across all of our platforms including $5.9 million of estimated uncollectible accounts and $1.1 million of accounting conformity adjustments pertaining to inventory and certain accrual policies.

(3) Brookdale Senior Living completed its formation on September 30, 2005. Results prior to that date represent the combined operations of the predecessor entities described in note 1 to the consolidated and combined financial statements.

### *Facility Operating Income*

*Definition of Facility Operating Income*

We define Facility Operating Income as follows:

Net income *before:*

- provision (benefit) for income taxes;
- non-operating (income) loss items;
- depreciation and amortization;
- facility lease expense;
- general and administrative expense, including non-cash stock compensation expense;
- amortization of deferred entrance fee revenue; and
- management fees.

*Management's Use of Facility Operating Income*

We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day facility performance because the items excluded have little or no significance on our day-to-day facility operations. This measure provides an assessment of revenue generation and expense management and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as to achieve optimal facility financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Facility Operating Income provides us with a measure of facility financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Facility Operating Income is one of the metrics used by our senior management and board of directors to review the financial performance of the business on a monthly basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry by investors, lenders and lessors. In addition, Facility Operating Income is a common measure used in the industry to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.

A number of our debt and lease agreements contain covenants measuring Facility Operating Income to gauge debt or lease coverages. The debt or lease coverage covenants are generally calculated as facility net operating income (defined as total operating revenue less operating expenses, all as determined on an accrual basis in accordance with GAAP). For purposes of the coverage calculation, the lender or lessor will further require a pro forma adjustment to facility operating income to include a management fee (generally 4%-5% of operating revenue) and an annual capital reserve (generally $250-$450 per unit/bed). An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position, particularly on a facility-by-facility basis.

*Limitations of Facility Operating Income*

Facility Operating Income has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Facility Operating Income, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

- interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and
- depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position on a facility-by-facility basis. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Facility Operating Income is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Facility Operating Income as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Facility Operating Income to GAAP net income (loss), along with our combined financial statements included herein. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Facility Operating Income measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net loss to Facility Operating Income for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands):

| | Years Ended December 31,(1) | | |
|---|---|---|---|
| | 2007(2) | 2006 | 2005(3) |
| Net loss | $ (161,979) | $ (108,087) | $ (50,986) |
| Loss on discontinued operations | — | — | 128 |
| Benefit for income taxes | (101,260) | (38,491) | (97) |
| Other non-operating income | (402) | — | — |
| Minority interest | (393) | 671 | (16,575) |
| Equity in loss of unconsolidated ventures | 3,386 | 3,705 | 838 |
| Loss on extinguishment of debt | 2,683 | 1,526 | 3,996 |
| Interest expense | | | |
| Debt | 114,518 | 74,133 | 37,049 |
| Capitalized lease obligation | 29,473 | 23,561 | 9,199 |
| Amortization of deferred financing costs | 7,064 | 5,061 | 2,835 |
| Change in fair value of derivatives and amortization | 73,222 | 38 | (3,992) |
| Interest income | (7,519) | (6,810) | (3,788) |
| Loss from operations | (41,207) | (44,693) | (21,393) |
| Depreciation and amortization | 299,925 | 188,129 | 47,048 |
| Facility lease expense | 271,628 | 228,779 | 189,339 |
| General and administrative (including non-cash stock compensation expense) | 138,013 | 117,897 | 81,696 |
| Amortization of entrance fees | (19,241) | (8,149) | (33) |
| Management fees | (6,789) | (5,617) | (3,862) |
| **Facility Operating Income** | $ 642,329 | $ 476,346 | $ 292,795 |

(1) Facility Operating Income for the years ended December 31, 2007, 2006 and 2005 include a non-cash benefit of $0.3 million, $4.1 million and $4.7 million, respectively, related to a reversal of an accrual established in connection with Alterra's emergence from bankruptcy in December 2003.

(2) Facility operating income for the year ended December 31, 2007 includes $7.0 million of charges to facility operating expenses in the quarter ended December 31, 2007, which relates to our desire to conform

our policies across all of our platforms including $5.9 million of estimated uncollectible accounts and $1.1 million of accounting conformity adjustments pertaining to inventory and certain accrual policies.

(3) Brookdale Senior Living completed its formation on September 30, 2005. Results prior to that date represent the combined operations of the entities described in note 1 to the consolidated and combined financial statements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

We are subject to market risks from changes in interest rates charged on our credit facilities, other floating-rate indebtedness and lease payments subject to floating rates. The impact on earnings and the value of our long-term debt and lease payments are subject to change as a result of movements in market rates and prices. As of December 31, 2007, excluding our line of credit, we had approximately $616.8 million of long-term fixed rate debt, $1.2 billion of long-term variable rate debt and $299.2 million of capital and financing lease obligations. As of December 31, 2007, our total fixed-rate debt and variable-rate debt outstanding had weighted-average interest rates of 6.76%.

We do not expect changes in interest rates to have a material effect on cash flows from operating activities since approximately 100% of our debt and lease payments, excluding our line of credit, either have fixed rates or variable rates that are subject to swap agreements with major financial institutions to manage our risk. As of December 31, 2007, we had entered into interest rate swaps for all of our outstanding variable rate debt and as a result, a change in short-term interest rates would not materially affect our cash flows from operating activities.

As noted above, we have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing transactions. Pursuant to certain of our hedge agreements, we are required to secure our obligation to the counterparty by posting cash or other collateral if the fair value liability exceeds a specified threshold.

In July 2007, we entered into a series of forward starting interest rate swaps in the aggregate notional amount of $553.1 million in anticipation of planned future financing transactions as well as the replacement of certain existing hedges that would be expiring. Subsequent to this transaction, we terminated swap agreements with aggregate notional amounts of approximately $403.9 million and recouponed, at a more favorable interest rate, notional amounts of $1.1 billion. In conjunction with these transactions, $60.5 million was paid to the respective counterparties.

**Item 8. Financial Statements and Supplementary Data.**

BROOKDALE SENIOR LIVING INC.

INDEX TO FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of Brookdale Senior Living Inc.**

We have audited the accompanying consolidated balance sheets of Brookdale Senior Living Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated and combined statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also include the financial statement schedule listed in the accompanying index to the financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 27, 2008

**Report of Independent Registered Public Accounting Firm**

**The Board of Directors and Shareholders of Brookdale Senior Living Inc.**

We have audited Brookdale Senior Living Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the related consolidated and combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 27, 2008

**BROOKDALE SENIOR LIVING INC.**
**CONSOLIDATED BALANCE SHEETS**
**(In thousands, except stock amounts)**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 100,904 | $ 68,034 |
| Cash and escrow deposits – restricted | 76,962 | 61,116 |
| Accounts receivable, net | 66,807 | 58,987 |
| Deferred tax asset | 13,040 | 40,019 |
| Prepaid expenses and other current assets, net | 34,122 | 42,076 |
| Total current assets | 291,835 | 270,232 |
| Property, plant and equipment and leasehold intangibles, net | 3,760,453 | 3,672,333 |
| Cash and escrow deposits – restricted | 17,989 | 22,083 |
| Investment in unconsolidated ventures | 41,520 | 60,653 |
| Goodwill | 328,852 | 324,750 |
| Other intangible assets, net | 257,135 | 292,448 |
| Other assets, net | 113,838 | 113,501 |
| Total assets | $ 4,811,622 | $ 4,756,000 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Current portion of long-term debt | $ 18,007 | $ 20,869 |
| Trade accounts payable | 23,359 | 15,860 |
| Accrued expenses | 170,031 | 155,577 |
| Refundable entrance fees and deferred revenue | 254,582 | 245,669 |
| Tenant security deposits | 31,891 | 24,342 |
| Dividends payable | 51,897 | 46,588 |
| Total current liabilities | 549,767 | 508,905 |
| Long-term debt, less current portion | 2,119,217 | 1,690,570 |
| Line of credit | 198,000 | 163,500 |
| Deferred entrance fee revenue | 77,477 | 70,479 |
| Deferred liabilities | 119,726 | 98,673 |
| Deferred tax liability | 266,583 | 399,134 |
| Other liabilities | 61,314 | 56,126 |
| Total liabilities | 3,392,084 | 2,987,387 |
| Minority interests | — | 4,601 |
| Commitments and contingencies | | |
| **Stockholders' Equity** | | |
| Preferred stock, $.01 par value, 50,000,000 shares authorized at December 31, 2007 and 2006; no shares issued and outstanding | — | — |
| Common stock, $.01 par value, 200,000,000 shares authorized at December 31, 2007 and 2006; 104,962,211 and 104,542,648 shares issued and outstanding (including 3,020,341 and 3,282,000 unvested restricted shares), respectively | 1,050 | 1,045 |
| Additional paid-in-capital | 1,752,581 | 1,934,571 |
| Accumulated deficit | (332,692) | (170,713) |
| Accumulated other comprehensive loss | (1,401) | (891) |
| Total stockholders' equity | 1,419,538 | 1,764,012 |
| Total liabilities and stockholders' equity | $ 4,811,622 | $ 4,756,000 |

See accompanying notes to consolidated and combined financial statements.

# BROOKDALE SENIOR LIVING INC.
## CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
**(In thousands, except per share data)**

| | For the Years Ended December 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| **Revenue** | | | |
| Resident fees | $ 1,832,507 | $ 1,304,296 | $ 786,715 |
| Management fees | 6,789 | 5,617 | 3,862 |
| Total revenue | 1,839,296 | 1,309,913 | 790,577 |
| **Expense** | | | |
| Facility operating expense (excluding depreciation and amortization of $271,466, $179,850 and $42,408, respectively) | 1,170,937 | 819,801 | 493,887 |
| General and administrative expense (including non-cash stock-based compensation expense of $20,113, $26.612 and $22,680, respectively) | 138,013 | 117,897 | 81,696 |
| Facility lease expense | 271,628 | 228,779 | 189,339 |
| Depreciation and amortization | 299,925 | 188,129 | 47,048 |
| Total operating expense | 1,880,503 | 1,354,606 | 811,970 |
| Loss from operations | (41,207) | (44,693) | (21,393) |
| Interest income | 7,519 | 6,810 | 3,788 |
| Interest expense | | | |
| Debt | (143,991) | (97,694) | (46,248) |
| Amortization of deferred financing costs | (7,064) | (5,061) | (2,835) |
| Change in fair value of derivatives and amortization | (73,222) | (38) | 3,992 |
| Loss on extinguishment of debt | (2,683) | (1,526) | (3,996) |
| Equity in loss of unconsolidated ventures | (3,386) | (3,705) | (838) |
| Other non-operating income | 402 | — | — |
| Loss before income taxes | (263,632) | (145,907) | (67,530) |
| Benefit for income taxes | 101,260 | 38,491 | 97 |
| Loss before minority interest | (162,372) | (107,416) | (67,433) |
| Minority interest | 393 | (671) | 16,575 |
| Loss before discontinued operations | (161,979) | (108,087) | (50,858) |
| Loss on discontinued operations, net | — | — | (128) |
| Net loss | $ (161,979) | $ (108,087) | $ (50,986) |
| Basic and diluted loss per share | | | |
| Loss before discontinued operations | $ (1.60) | $ (1.34) | $ (1.35) |
| Loss on discontinued operations, net | — | — | — |
| Net loss per share | $ (1.60) | $ (1.34) | $ (1.35) |
| Weighted average shares used in computing basic and diluted loss per share | 101,511 | 80,842 | 37,636 |
| Dividends declared per share | $ 1.95 | $ 1.55 | $ 0.50 |

See accompanying notes to consolidated and combined financial statements.

**BROOKDALE SENIOR LIVING INC.**
**CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY**
**Years Ended December 31, 2007, 2006 and 2005**
**(In thousands)**

| | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Additional Paid-In-Capital** | **Accumulated Deficit** | **Accumulated Other Comprehensive Loss** | **Equity** | **Total** |
| **Balances at January 1, 2005** | | | | | | $ 40,091 | $ 40,091 |
| Dividends | — | — | — | — | — | (34,355) | (34,355) |
| Purchase of non controlling interest in Alterra | — | — | — | — | — | 50,000 | 50,000 |
| Combination of Fortress CCRC LLC and FIT REN LLC | — | — | — | — | — | 199,423 | 199,423 |
| Compensation expense related to restricted stock grant | — | — | — | — | — | 6,399 | 6,399 |
| Allocation of minority interest in connection with stock grant | — | — | — | — | — | (2,717) | (2,717) |
| Net loss | — | — | — | — | — | (26,530) | (26,530) |
| Unrealized loss on derivative | — | — | — | — | (666) | — | (666) |
| **Subtotal at September 30, 2005** | — | — | — | — | (666) | 232,311 | 231,645 |
| Reclassify predecessor equity and minority interest | — | — | 316,048 | (63,045) | (280) | (232,311) | 20,412 |
| Minority step-up in basis | — | — | 236,663 | 24,875 | — | — | 261,538 |
| Shares issued in connection with the formation of BSL | 56,446 | 564 | (564) | — | — | — | — |
| **Balances at September 30, 2005** | 56,446 | 564 | 552,147 | (38,170) | (946) | — | 513,595 |
| Dividends | — | — | (16,548) | — | — | — | (16,548) |
| Compensation expense related to restricted stock grant | — | — | 11,534 | — | — | — | 11,534 |
| Reversal of tax effect of pre-fresh start accounting net operating loss carryforward | — | — | (932) | — | — | — | (932) |
| Issuance of common stock from initial public offering, net | 8,561 | 86 | 144,749 | — | — | — | 144,835 |
| Net loss | — | — | — | (24,456) | — | — | (24,456) |
| Amortization of payments from settlement of forward interest rate swaps | — | — | — | — | 94 | — | 94 |
| Unrealized income on derivative | — | — | — | — | 2,281 | — | 2,281 |
| **Balances at December 31, 2005** | 65,007 | 650 | 690,950 | (62,626) | 1,429 | — | 630,403 |
| Dividends | — | — | (134,224) | — | — | — | (134,224) |
| Compensation expense related to restricted stock grants | — | — | 26,612 | — | — | — | 26,612 |
| Issuance of common stock from equity offering and to executives, net | 36,026 | 360 | 1,351,268 | — | — | — | 1,351,628 |
| Issuance of common stock from vested restricted stock grants | 228 | 3 | (3) | — | — | — | — |
| Unvested restricted stock | 3,282 | 33 | (33) | — | — | — | — |
| Net loss | — | — | — | (108,087) | — | — | (108,087) |
| Reclassification of net gains on derivatives into earnings | — | — | — | — | (393) | — | (393) |
| Amortization of payments from settlement of forward interest rate swaps | — | — | — | — | 376 | — | 376 |
| Unrealized loss on derivative, net of tax | — | — | — | — | (2,247) | — | (2,247) |
| Unrealized loss on investments | — | — | — | — | (56) | — | (56) |
| **Balances at December 31, 2006** | 104,543 | $ 1,045 | $ 1,934,571 | $ (170,713) | $ (891) | $ — | $ 1,764,012 |
| Dividends | — | — | (202,136) | — | — | — | (202,136) |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Compensation expense related to restricted stock grants | — | — | 20,113 | — | — | — | 20,113 |
| Net loss | — | — | — | (161,979) | — | — | (161,979) |
| Reclassification of net gains on derivatives into earnings | — | — | — | — | (1,680) | — | (1,680) |
| Amortization of payments from settlement of forward interest rate swaps | — | — | — | — | 376 | — | 376 |
| Unrealized loss on derivative, net of tax | — | — | — | — | 125 | — | 125 |
| Other | 419 | 5 | 33 | — | 669 | | 707 |
| **Balances at December 31, 2007** | 104,962 | $ 1,050 | $ 1,752,581 | $ (332,692) | $ (1,401) | $ — | $ 1,419,538 |

See accompanying notes to consolidated and combined financial statements.

**BROOKDALE SENIOR LIVING INC.**
**CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS**
**(In thousands)**

| | For the Years Ended December 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net loss | $ (161,979) | $ (108,087) | $ (50,986) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Loss on extinguishment of debt | 2,683 | 1,526 | 3,996 |
| Depreciation and amortization | 306,989 | 193,190 | 49,883 |
| Minority interest | (393) | 671 | (16,575) |
| (Gain) loss on sale of assets | (457) | 123 | — |
| Equity in loss of unconsolidated ventures | 3,386 | 3,705 | 838 |
| Distributions from unconsolidated ventures from cumulative share of net earnings | 1,521 | 336 | — |
| Loss on discontinued operations | — | — | 128 |
| Amortization of deferred gain | (4,342) | (4,345) | (7,938) |
| Amortization of entrance fees | (19,241) | (8,149) | (33) |
| Proceeds from deferred entrance fee revenue | 19,330 | 12,796 | 1,186 |
| Deferred income tax benefit | (103,180) | (39,267) | (97) |
| Change in deferred lease liability | 25,439 | 24,699 | 23,752 |
| Change in fair value of derivatives and amortization | 73,222 | 38 | (3,992) |
| Stock-based compensation | 20,113 | 26,612 | 22,680 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (6,134) | (23,022) | (2,561) |
| Prepaid expenses and other assets, net | 14,783 | 6,598 | (3,122) |
| Accounts payable and accrued expenses | 21,512 | (4,156) | (2,082) |
| Tenant refundable fees and security deposits | 6,410 | 2,644 | 1,823 |
| Net cash provided by operating activities | 199,662 | 85,912 | 16,900 |
| **Cash Flows from Investing Activities** | | | |
| Decrease in lease security deposits and lease acquisition deposits, net | 2,620 | 9,144 | 745 |
| (Increase) decrease in cash and escrow deposits – restricted | (15,002) | 35,555 | (1,537) |
| Net proceeds from sale of property, plant and equipment | 6,700 | — | 15,446 |
| Distributions received from unconsolidated ventures | 2,038 | 1,240 | — |
| Additions to property, plant and equipment, and leasehold intangibles, net of related payables | (169,556) | (68,313) | (23,842) |
| Acquisition of assets, net of related payables and cash received | (172,101) | (1,968,391) | (571,215) |
| Issuance of notes receivable, net | (11,133) | (9,850) | — |
| Investment in unconsolidated ventures | (1,985) | (2,071) | — |
| Net cash used in investing activities | (358,419) | (2,002,686) | (580,403) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from debt | 591,524 | 743,190 | 522,756 |
| Repayment of debt and capital lease obligation | (115,253) | (230,177) | (260,017) |
| Buyout of capital lease obligation | (51,114) | — | — |
| Proceeds from line of credit | 671,500 | 378,500 | — |
| Repayment of line of credit | (637,000) | (215,000) | — |
| Payment of dividends | (196,827) | (104,183) | (34,355) |
| Payment of financing costs, net of related payables | (14,012) | (22,404) | (3,425) |
| Cash portion of loss on extinguishment of debt | (2,040) | — | — |
| Other | (1,010) | — | — |
| Refundable entrance fees: | | | |
| Proceeds from refundable entrance fees | 25,919 | 14,760 | 4,043 |
| Refunds of entrance fees | (19,557) | (9,188) | (2,735) |
| Recouponing and payment of swap termination | (60,503) | — | (14,065) |
| Proceeds from issuance of common stock, net | — | 1,354,063 | 151,769 |

| | | | |
|---|---|---|---|
| Costs incurred related to initial public and follow-on equity offerings | — | (2,435) | (6,434) |
| Capital contributions from controlling shareholder | — | — | 196,790 |
| Net cash provided by financing activities | 191,627 | 1,907,126 | 554,327 |
| Net increase (decrease) in cash and cash equivalents | 32,870 | (9,648) | (9,176) |
| Cash and cash equivalents at beginning of year | 68,034 | 77,682 | 86,858 |
| Cash and cash equivalents at end of year | $ 100,904 | $ 68,034 | $ 77,682 |

See accompanying notes to consolidated and combined financial statements.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

## 1. Description of Business and Organization

Brookdale Senior Living Inc. ("Brookdale", "BSL" or the "Company") is a leading owner and operator of senior living facilities throughout the United States. The Company provides an exceptional living experience through properties that are designed, purpose-built and operated to provide the highest quality service, care and living accommodations for residents. The Company owns and operates retirement centers, assisted living and dementia-care facilities and continuing care retirement centers.

The Company was formed as a Delaware corporation on June 28, 2005. Under its Certificate of Incorporation, the Company was initially authorized to issue up to 5,000,000 shares of common stock and 5,000,000 shares of preferred stock. On September 30, 2005, our Certificate of Incorporation was amended and restated to authorize up to 200,000,000 shares of common stock and 50,000,000 shares of preferred stock.

On September 30, 2005, the holders of all equity shares or membership interests in Brookdale Living Communities, Inc. ("BLC"), Alterra Healthcare Corporation ("Alterra"), FIT REN LLC ("FIT REN") and Fortress CCRC Acquisition LLC ("Fortress CCRC") contributed their ownership interests to BSL for shares of common stock of BSL. Simultaneously with this formation transaction, Fortress Investment Trust II ("FIT II") contributed its membership interest in FIT REN to FEBC-ALT Investors, LLC in exchange for shares of common stock of BSL. A summary of the common shares, including unvested shares, issued by BSL for the respective interests is as follows:

| | | |
|---|---|---|
| BLC | | 20,000,000 |
| Alterra | 18,000,000 | |
| FIT REN | 11,750,000 | 29,750,000 |
| Fortress CCRC | | 8,250,000 |
| | | 58,000,000 |

On November 22, 2005, an initial public offering of 12,732,800 shares of common stock, par value $0.01 per share, was consummated consisting of 8,560,800 primary shares (including an additional 1,660,800 shares of common stock to cover over-allotments) and 4,172,000 shares sold by the selling stockholders. The Company did not receive any proceeds from the shares sold by the selling stockholders. Net proceeds of approximately $144.8 million, after deducting an aggregate of $16.9 million in underwriting discounts and commissions paid to the underwriters and an estimated $6.4 million in other direct expenses incurred in connection with the offering was received by the Company.

Prior to the merger transaction described above, Fortress Investment Group ("FIG") controlled BLC, Alterra, FIT REN and Fortress CCRC through its ability to exercise voting, financial and investment control over each of the entities through contractual control relationships with and investment advisory agreements over the various entities that own the majority of BLC, Alterra, FIT REN and Fortress CCRC.

Ownership interests in BLC and Alterra representing all interests in the formation transaction not controlled by FIG ("Non-FIG Shareholders") were adjusted for financial reporting purposes to their fair value as if their ownership interests were purchased by BSL as of September 30, 2005. This resulted in partial step-up to fair value of the assets, liabilities and equity of BSL.

The following table summarizes the step-up in basis to reflect the fair value adjustments relating to the ownership interests of the Non-FIG Shareholders (dollars in thousands):

| | Fair Value Adjustment |
|---|---|
| Property, plant and equipment, net | $ 176,013 |
| Deferred costs | (2,004) |
| Investment in unconsolidated ventures | (217) |
| Goodwill | 56,686 |
| Total assets | $ 230,478 |
| Deferred gains | $ (60,262) |
| Deferred leases liability | (12,487) |
| Deferred tax liability | 41,689 |
| Total liabilities | (31,060) |
| Stockholders' equity | 261,538 |
| Total liabilities and stockholders' equity | $ 230,478 |

The fair value adjustment to stockholders' equity was calculated as the difference between the historical carrying value of Non-FIG Shareholders in BLC and Alterra and their estimated fair value as of September 30, 2005. The fair value was based upon the total number of shares issued by BSL to the Non-FIG Shareholders and valued at the offering price of $19 per share and allocated to BLC and Alterra based upon the fair value of underlying assets and liabilities. Current assets, certain long-term assets, current liabilities, long-term debt and certain long-term liabilities were valued at their historical cost since fair value approximated their costs. Property, plant and equipment, deferred costs, goodwill, deferred gains and deferred lease liability were valued based upon our accounting policies with regards to these asset and liability categories. Fair value for property, plant and equipment was determined utilizing discounted cash flows derived from the operations of the facilities owned or leased within each company. The discount rates and cap rates used in the valuations are deemed by management to represent current market rates. Deferred costs, deferred gains and deferred lease liability were deemed to have no fair value since there is no future benefit or costs associated with theses accounts.

| | Total Equity (dollars in thousands) |
|---|---|
| Contribution of ownership interests | $ 231,645 |
| Reclass of minority interest to equity in connection with combination | 20,412 |
| Minority step-up basis | 261,538 |
| Equity at September 30, 2005 | $ 513,595 |

In June 2005, prior to the formation of BSL, FIT II purchased 50% of the membership interests held by minority members for $50.0 million. In connection with the purchase Alterra recorded a step-up in basis of assets and liabilities related to the purchase to reflect their fair values.

The combined financial statements include the accounts of Brookdale Living Communities, Inc., ("BLC") a wholly-owned subsidiary of Fortress Brookdale Acquisition LLC, ("FBA") and effective December 1, 2003, Alterra Healthcare Corporation ("Alterra" or "Successor Alterra"), a wholly-owned subsidiary of FEBC-ALT Investors, LLC ("FEBC"), effective April 5, 2005, Fortress CCRC Acquisition LLC ("Fortress CCRC"), a wholly-owned subsidiary of FIT II and effective June 21, 2005, FIT REN LLC ("FIT REN"), a wholly-owned subsidiary of FIT II. All entities are indirectly controlled by affiliates of FIG and as such are presented on a combined basis due to their common control. Combined financial statements are presented for all dates and periods prior to September 30, 2005, the date of the merger transaction described above. Subsequent to the transaction, the financial statements are presented on a consolidated basis.

For the historical periods prior to September 30, 2005, the financial statements are presented on a combined basis due to that fact that FIG controlled each of BLC and Alterra through its voting, financial and investment control over Fortress Registered Investment Trust ("FRIT") and FIT II. FIG exercises control over FRIT and FIT II through contractual control relationships with, and investment advisory control over, each of FRIT and FIT II. FRIT and FIT II are wholly-owned subsidiaries of Fortress Investment Fund ("FIF") and Fortress Investment Fund II ("FIF II"), respectively. As FIG controlled more than 50 percent of the voting ownership interest of BLC and Alterra, pursuant to EITF Opinion No. 02-5, *Definition of "Common Control" in relation to FASB Statement No. 141*, the Company is presenting combined financial statements for periods prior to the formation transaction.

*Acquisition of American Retirement Corporation*

On July 25, 2006, the acquisition of American Retirement Corporation ("ARC") was completed. Under the terms of the merger agreement, BSL acquired all outstanding shares of ARC for an aggregate purchase price of approximately $1.2 billion, or $33.00 per share, in cash, plus the assumption of $268.3 million of debt and capitalized lease obligations (the "ARC Merger"). In connection with the ARC Merger, RIC Coinvestment Fund LP (the "Investor"), a fund managed by an affiliate of FIG, committed to purchase up to $1.3 billion in the aggregate of our common stock at a price of $36.93 per share. Prior to closing the ARC Merger, the right to reduce the Investor's commitment to $650.0 million was exercised and on July 25, 2006, we issued the Investor 17,600,867 shares of common stock at $36.93 per share for aggregate net proceeds of $650.0 million. The acquisition of ARC was recorded using the purchase method and the purchase price was allocated to ARC's assets and liabilities based on their estimated fair values.

On July 25, 2006, a follow-on equity offering was completed, pursuant to which 17,721,519 primary shares were issued and sold, and an existing stockholder, Health Partners, which is an affiliate of Capital Z Partners, sold 4,399,999 shares (including 2,885,415 shares pursuant to the option granted by Health Partners to the underwriters to purchase up to an additional 2,885,415 shares of common stock to cover over-allotments). The shares were issued at a price of $39.50 per share. The Company did not receive any proceeds from the shares sold by Health Partners. In addition, in connection with the acquisition of ARC, certain executives of ARC purchased 475,681 shares of common stock at $38.07 per share. Additional compensation expense of $0.7 million was recorded based on the difference between the $38.07 purchase price and the stock price of BSL on the date of the purchase. In connection with the follow-on equity offering, net proceeds of approximately $672.8 million, after deducting an aggregate of $24.5 million in underwriting discounts and commissions paid to the underwriters and $2.4 million in other direct expenses incurred in connection with the offering was received by the Company. Funds managed by affiliates of FIG, which beneficially owned approximately 65% of the Company's common stock prior to the consummation of the offering, did not sell any shares in the offering and after completion of the offering continued to own approximately 60% of the outstanding shares of the Company's common stock.

**2. Summary of Significant Accounting Policies**

The consolidated and combined financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies are summarized below:

***Principles of Consolidation and Combination***

The consolidated financial statements include BSL and its wholly-owned subsidiaries BLC, Alterra, Fortress CCRC and ARC. In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised Interpretation No. 46, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities ("VIE") as defined in the Interpretation. A company that holds variable interests in an entity will need to consolidate the entity if its interest in the VIE is such that it will absorb a majority of the VIE's losses and/or receive a majority of expected residual returns, if they occur. As of December 31, 2007 and 2006, we had none and two facilities, respectively, considered VIEs which were consolidated pursuant to FIN 46R. Investments in affiliated companies that the Company does not control, but has the ability to exercise significant influence over governance and operations, are accounted for by the equity method.

The combined financial statements are presented on a combined basis, in accordance with GAAP for the periods prior to September 30, 2005. For financial reporting purposes the non-controlling stockholders or members (ownership interests other than those controlled by FIG) have been presented as minority interests. Upon consummation of the formation transaction, the minority interests were consolidated as stockholders of BSL and their interests reflected at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "*Business Combinations*" ("SFAS 141").

The results of facilities and companies acquired are included in the consolidated and combined financial statements from the effective date of the respective acquisition. All significant intercompany balances and transactions have been eliminated.

*Use of Estimates*

The preparation of the financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Estimates are used for, but not limited to, the evaluation of asset impairments, the accounting for future service obligations, self-insurance reserves, performance-based compensation, the allowance for doubtful accounts, depreciation and amortization, income taxes and any contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

***Revenue Recognition***

*Resident Fees*

Resident fee revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of 30 days to one year, with resident fees billed monthly in advance. Revenue for certain skilled nursing services and ancillary charges is recognized as services are provided and is billed monthly in arrears.

*Entrance Fees*

Certain of the Company's communities have residency agreements which require the resident to pay an upfront fee prior to occupying the facility. Additionally, in connection with the Company's MyChoice program, new and existing residents are allowed to pay additional entrance fee amounts in return for a reduced monthly service fee. The non-refundable portion of the entrance fee is recorded as deferred revenue and amortized over the estimated stay of the resident based upon an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit, or in certain agreements, upon the resale of a comparable unit or 12 months after the resident vacates the unit.

In addition, certain entrance fee agreements entitle the resident to a refund of the original entrance fee paid plus a percentage of the appreciation of the unit contingent upon resale. The Company estimates the portion of such entrance fees that will be repaid to the resident solely from reoccupancy proceeds, either in the form of other contingently refundable entrance fees received or non-refundable entrance fees received and records that portion as deferred revenue with the remainder classified as refundable entrance fees. The portion recorded as deferred revenue is amortized over the life of the entrance fee building. These deferred amounts totaled $69.7 million and $70.2 million at December 31, 2007 and 2006, respectively. All refundable amounts due to residents at any time in the future, including those recorded as deferred revenue, are classified as current liabilities.

The non-refundable portion of entrance fees expected to be earned and recognized in revenue in one year is recorded as a current liability. The balance of the non-refundable portion is recorded as a long-term liability.

*Community Fees*

All community fees received are non-refundable and are recorded initially as deferred revenue. The deferred amounts, including both the deferred revenue and the related direct resident lease origination costs, are amortized over the estimated stay of the resident which is consistent with the implied contractual terms of the resident lease.

*Management Fees*

Management fee revenue is recorded as services are provided to the owners of the communities. Revenues are determined by an agreed upon percentage of gross revenues (as defined).

***Purchase Accounting***

In determining the allocation of the purchase price of companies and communities to net tangible and identified intangible assets acquired and liabilities assumed, the Company makes estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. The Company allocates the purchase price of communities to net tangible and identified intangible assets acquired and liabilities assumed based on their fair values in accordance with the provisions of SFAS 141. The determination of fair value involves the use of significant judgment and estimation. The Company determines fair values as follows:

Current assets and current liabilities assumed are valued at carryover basis which approximates fair value.

Property, plant and equipment are valued utilizing discounted cash flow projections that assume certain future revenue and costs, and considers capitalization and discount rates using current market conditions.

The Company allocates a portion of the purchase price to the value of resident leases acquired based on the difference between the communities valued with existing in-place leases adjusted to market rental rates and the communities valued with current leases in place based on current contractual terms. Factors management considers in its analysis include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar resident leases. In estimating carrying costs, management includes estimates of lost rentals during the lease-up period and estimated costs to execute similar leases. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases.

Leasehold operating intangibles are valued utilizing discounted cash flow projections that assume certain future revenues and costs over the remaining lease term. The value assigned to leasehold operating intangibles is amortized on a straight-line basis over the lease term.

Community purchase options are valued at the estimated value of the underlying community less the cost of the option payment discounted at current market rates. Management contracts and other acquired contracts are valued at a multiple of management fees and operating income and amortized over the estimated term of the agreement.

Long-term debt assumed is recorded at fair market value based on the current market rates and collateral securing the indebtedness.

Capital lease obligations are valued based on the present value of the minimum lease payments applying a discount rate equal to the Company's estimated incremental borrowing rate at the date of acquisition.

Deferred entrance fee revenue is valued at the estimated cost of providing services to residents over the terms of the current contracts to provide such services. Refundable entrance fees are valued at cost pursuant to the resident lease plus the resident's share of any appreciation of the community unit at the date of acquisition, if applicable.

A deferred tax liability is recognized at statutory rates for the difference between the book and tax bases of the acquired assets and liabilities.

The excess of the fair value of liabilities assumed and cash paid over the fair value of assets acquired is allocated to goodwill.

***Deferred Costs***

Deferred financing and lease costs are recorded in other assets and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt or lease.

***Income Taxes***

Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To the extent the Company's valuation allowance is reduced or eliminated as a result of a business combination, the reduction in the valuation allowance is recorded as part of the purchase price allocation.

For purposes of the period prior to September 30, 2005, Fortress CCRC and FIT REN are limited liability companies and, as such, the liability for such taxes is that of their respective members. Accordingly, for purposes of the combined statements, no provision for federal and state income taxes has been included for these entities.

***Fair Value of Financial Instruments***

Cash and cash equivalents, cash and escrow deposits-restricted and derivative financial instruments are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term debt using a discounted cash flow analysis based upon our current borrowing rate for debt with similar maturities and collateral securing the indebtedness. As of December 31, 2007 and 2006, the fair value of long-term debt approximates its book value.

***Cash and Cash Equivalents***

The Company defines cash and cash equivalents as cash and investment with maturities of 90 days or less when purchased.

***Cash and Escrow Deposits - Restricted***

Cash and escrow deposits - restricted consist principally of deposits required by certain lenders and lessors pursuant to the applicable agreement and consist of the following (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Current: | | |
| Real estate taxes | $ 35,216 | $ 21,311 |
| Tenant security deposits | 10,967 | 8,862 |
| Replacement reserve and other | 30,779 | 30,943 |
| Subtotal | 76,962 | 61,116 |
| Long term: | | |
| Insurance reserves | 8,025 | 4,210 |
| Debt service and other deposits | 9,964 | 17,873 |
| Subtotal | 17,989 | 22,083 |
| Total | $ 94,951 | $ 83,199 |

Nine communities located in Illinois are required to make escrow deposits under the Illinois Life Care Facility Act. As of December 31, 2007 and 2006, required deposits were $15.5 million, all of which were made in the form of letters of credit.

***Accounts Receivable***

Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $15.5 million and $8.5 million as of December 31, 2007 and 2006, respectively. The increase in the allowance during the current year is primarily related to a change in estimate driven by consistently applying the methodology of providing for a reserve to the ARC portfolio upon integration. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary.

Approximately 89.0% and 11.0% of our resident and healthcare revenues for the year ended December 31, 2007 were derived from private pay customers and services covered by various third-party payor programs, including Medicare and Medicaid, respectively. Billings for services under third-party payor programs are recorded net of estimated retroactive adjustments, if any, under reimbursement programs. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods or as final settlements are determined. Contractual or cost related adjustments from Medicare or Medicaid are accrued when assessed (without regard to when the assessment is paid or withheld), even if the Company has not agreed to or is appealing the assessment. Subsequent positive or negative adjustments to these accrued amounts are recorded in net revenues when known.

***Property, Plant and Equipment and Leasehold Intangibles***

Property, plant and equipment and leasehold intangibles, which include amounts recorded under capital leases, are recorded at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

| Asset Category | Estimated Useful Life (in years) |
|---|---|
| Buildings and improvements | 40 |
| Leasehold improvements | 1 – 18 |
| Furniture and equipment | 3 – 7 |
| Resident lease intangibles | 1 – 4 |
| Leasehold operating intangibles | 1 – 18 |

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to communities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease. Facility operating expense excludes depreciation and amortization directly attributable to the operation of the facility.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to fair value.

***Goodwill and Intangible Assets***

Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned with the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Amortization of the Company's definite lived intangible assets are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

| Asset Category | Estimated Useful Life (in years) |
|---|---|
| Facility purchase options | 40 |
| Management contracts and other | 3 – 5 |

***Stock-Based Compensation***

The Company adopted SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123R"), in connection with initial grants of restricted stock effective August 2005, which were converted into shares of our restricted stock on September 30, 2005 in connection with our formation transaction. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized when incurred.

Certain of our employee stock awards vest only upon the achievement of performance targets. SFAS No. 123R requires recognition of compensation cost only when achievement of performance conditions is considered probable. Consequently, our determination of the amount of stock compensation expense requires a significant level of judgment in estimating the probability of achievement of these performance targets. Additionally, we must make estimates regarding employee forfeitures in determining compensation expense. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

***Derivative Financial Instruments***

In the normal course of business, a variety of financial instruments are used to manage or hedge interest rate risk. The Company entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing transactions. All derivative instruments are recognized as either assets or liabilities in the consolidated balance sheets at fair value. The change in mark-to-market of the value of the derivative is recorded as an adjustment to income or other comprehensive income (loss) depending upon whether it has been designated and qualifies as an accounting hedge.

Prior to October 1, 2006, the Company qualified for hedge accounting on designated swap instruments pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, with the effective portion of the change in fair value of the derivative recorded in other comprehensive income and the ineffective portion included in the change in fair value of derivatives in the statement of operations.

On October 1, 2006, the Company elected to discontinue hedge accounting prospectively for the previously designated swap instruments. Consequently, the net gains and losses accumulated in other comprehensive income at that date of $1.3 million related to the previously designated swap instruments are being amortized to interest expense over the life of the underlying hedged debt payments. In the future, if the underlying hedged debt is extinguished or refinanced, the remaining unamortized gain or loss in accumulated other comprehensive income will be recognized in net income. Although hedge accounting was discontinued on October 1, 2006, the swap instruments remain outstanding and are carried at fair value in the consolidated balance sheet and the change in fair value beginning October 1, 2006 has been included in the statements of operations.

Derivative contracts are not entered into for trading or speculative purposes. Furthermore, the Company has a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.

***Obligation to Provide Future Services***

Annually, we calculate the present value of the net cost of future services and the use of communities to be provided to current residents of certain of our CCRCs and compare that amount with the balance of non-refundable deferred revenue from entrance fees received. If the present value of the net cost of future services and the use of communities exceeds the non-refundable deferred revenue from entrance fees, a liability is recorded (obligation to provide future services and use of communities) with a corresponding charge to income.

### *Self-Insurance Liability Accruals*

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the Company maintains general liability and professional liability insurance policies for its owned, leased and managed communities under a master insurance program, the Company's current policies provide for deductibles of $3.0 million for each claim. As a result, the Company is, in effect, self-insured for most claims. In addition, the Company maintains a self-insured workers compensation program and a self-insured employee medical program for amounts below excess loss coverage amounts, as defined. The Company reviews the adequacy of its accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third party administrator estimates, consultants, advice from legal counsel and industry data, and adjusts accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

### *Community Leases*

The Company, as lessee, makes a determination with respect to each of the community leases whether they should be accounted for as operating leases or capital leases. The classification criteria is based on estimates regarding the fair value of the leased community, minimum lease payments, effective cost of funds, the economic life of the community and certain other terms in the lease agreements. In a business combination, we assume the lease classification previously determined by the prior lessee absent a modification, as determined by SFAS No. 13, *Accounting for Leases*, in the assumed lease agreement. Payments made under operating leases are accounted for in our statement of operations as lease expense for actual rent paid plus or minus a straight-line adjustment for estimated minimum lease escalators and amortization of deferred gains in situations where sale-leaseback transactions have occurred. For communities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet representing the present value of the future minimum lease payments and a corresponding long-term asset is recorded in property, plant and equipment and leasehold intangibles in the consolidated balance sheet. The asset is depreciated over the remaining lease term unless there is a bargain purchase option in which case the asset is depreciated over the useful life. Leasehold improvements purchased during the term of the lease are amortized over the shorter of their economic life or the lease term.

All of the Company's leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, all rent-free or rent holiday periods are recognized in operating leases on a straight-line basis over the leased term, including the rent holiday period.

Sale-leaseback accounting is applied to transactions in which an owned community is sold and leased back from the buyer. Under sale-leaseback accounting, we remove the community and related liabilities from the balance sheet. Gain on the sale is deferred and recognized as a reduction of rent expense for operating leases and a reduction of interest expense for capital leases.

### *Dividends*

On December 14, 2007, the Company's board of directors declared a quarterly cash dividend of $0.50 per share of common stock, or an aggregate of $51.9 million, for the quarter ended December 31, 2007. The $0.50 per share dividend was paid on January 14, 2008 to holders of record of the Company's common stock on December 31, 2007.

### *New Accounting Pronouncements*

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 in 2007. See note 17 for a discussion of the impact of the adoption of FIN 48.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this new statement on its consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this new statement on its consolidated financial statements and does not expect it to have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have an impact on the consolidated financial statements.

On June 27, 2007 the Emerging Issues Task Force ("EITF") ratified EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 requires that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in-capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years after December 15, 2007.

***Reclassifications***

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on our consolidated financial position or results of operations.

### 3. Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive common stock equivalents. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards are considered outstanding. Under the treasury stock method, diluted EPS reflects the potential dilution that could occur if securities or other instruments that are convertible into common stock were exercised or could result in the issuance of common stock. Potentially dilutive common stock equivalents include unvested restricted stock.

During fiscal 2007 and 2006, the Company reported a consolidated net loss. As a result of the net loss, unvested restricted stock awards were antidilutive for the year and were not included in the computation of diluted weighted average shares. The weighted average restricted stock grants excluded from the calculations of diluted net loss per share was 1.3 million for the year ended December 31, 2007.

The periods prior to our formation on September 30, 2005, have been presented as if the shares of common stock described in note 1 had been issued and were outstanding for the periods in which FIG controlled BLC, Alterra, FIT REN and Fortress CCRC. Prior to the initial public offering, Non-FIG Shareholders have been presented as minority interests.

### 4. Acquisitions and Financings

Our financial results are impacted by the timing, size and number of acquisitions and leases the Company completes in a period. During the year ended December 31, 2007 and 2006, the number of facilities owned or leased by the Company increased by three and 203, respectively. The number of facilities owned or leased was unchanged by the Company's acquisition of joint venture partner interests, its acquisition of remaining portions of owned facilities and its acquisition of service businesses. The results of facilities and companies acquired are included in the consolidated and combined financial statements from the effective date of the acquisition.

| Seller | Closing Date | Purchase Price, Excluding Fees, Expenses and Assumption of Debt (in thousands) | Segment |
|---|---|---|---|
| **2007 Acquisitions** | | | |
| McClaren Medical Management, Inc. and FP Flint, LLC | January 24, 2007 | $3,900 | Assisted Living |
| American Senior Living of Jacksonville-SNF, LLC | February 1, 2007 | 6,800 | CCRCs |
| 1st Choice Home Health, Inc. | February 15, 2007 | 3,000 | CCRCs, Assisted Living and Retirement Centers |
| Health Care Property Investors, Inc. | February 28, 2007 | 9,500 | Assisted Living |
| Chancellor Health Care of California L.L.C. | April 1, 2007 | 10,800 | Retirement Centers |
| Seminole Nursing Pavilion and Seminole Properties | April 4, 2007 | 51,100 | CCRCs |
| Cleveland Retirement Properties, LLC and Countryside ALF, LLC | April 18, 2007 | 102,000 | CCRCs |
| Paradise Retirement Center, L.P. | May 31, 2007 | 15,300 | Retirement Centers |

| | | | |
|---|---|---|---|
| Darby Square Property, Ltd and Darby Square Services, LLC | July 1, 2007 | 7,500 | CCRCs |
| Health Care REIT, Inc. | August 31, 2007 | 9,800 | Assisted Living |
| West Oak Associates, L.P. | October 12, 2007 | 3,900 | Retirement Centers |
| **Total 2007 Acquisitions** | | $223,600 | |
| **2006 Acquisitions** | | | |
| Orlando Madison Ivy, LLC | February 28, 2006 | $13,000 | Assisted Living |
| Wellington Group LLC | March 28, 2006 | 79,500 | Assisted Living |
| American Senior Living L.P. | March 31, 2006 / July 27, 2006 | 143,200 | CCRCs, Assisted Living and Retirement Centers |
| Southern Assisted Living Inc. | April 7, 2006 | 82,900 | Assisted Living |
| AEW Capital Management | April 28, 2006 / June 30, 2006 / August 31, 2006 | 200,500 | CCRCs, Assisted Living and Retirement Centers |
| Southland Suites | May 1, 2006 | 24,000 | Assisted Living |
| AEW II Corporation | June 30, 2006 | 37,800 | Assisted Living |
| American Retirement Corp. | July 25, 2006 | 1,217,400 | CCRCs, Assisted Living and Retirement Centers |
| Nationwide Healthcare Properties, Inc. | November 30, 2006 | 148,600 | Assisted Living |
| Bayshore Associates, LLC | November 30, 2006 | 21,500 | Retirement Centers |
| **Total 2006 Acquisitions** | | $1,968,400 | |

**2007 Acquisitions**

On January 24, 2007, the Company acquired the interests held by its joint venture partners in a facility located in Flint, Michigan for approximately $3.9 million. This facility is referred to as the "Flint Facility". In connection with the acquisition, the Company obtained $12.6 million of first mortgage financing bearing interest at LIBOR plus 1.15% payable interest only through February 1, 2012 and also entered into interest rate swaps to convert the loan from floating to fixed (note 10).

On February 1, 2007, the Company acquired the skilled nursing portion of a CCRC facility located in Jacksonville, Florida for approximately $6.8 million. The assisted living and retirement centers portions of the facility were acquired in 2006 by the Company. This facility is referred to as the "Atrium SNF". In connection with the acquisition, the Company assumed a first mortgage note secured by the property in the amount of $3.7 million. The note bears interest at 6.10% with principal and interest payable until maturity on September 1, 2039.

On February 15, 2007, the Company acquired certain home health care assets for approximately $3.0 million. The purchase price was assigned entirely to goodwill. These operations are referred to as the "Home Health Acquisition".

On February 28, 2007, the Company acquired a previously leased facility in Richmond Heights, Ohio for approximately $9.5 million. This facility is referred to as the "Richmond Heights Facility".

Effective as of April 1, 2007, the Company acquired the leasehold interests of three assisted living facilities located in California for approximately $10.8 million. These facilities are referred to as the "Chancellor Portfolio".

On April 4, 2007, the Company purchased the real property underlying an entrance fee continuing care retirement community located in Tampa, Florida for an aggregate purchase price of approximately $51.1 million. The community consists of retirement centers retirement apartments, a skilled nursing facility and an assisted living facility. We previously managed this community pursuant to a cash-flow management agreement and accounted for this community as a capital lease. These facilities are referred to as the "Freedom Square Portfolio".

On April 18, 2007, the Company acquired two facilities located in Ohio and North Carolina for approximately $102.0 million. The facilities were previously operated by the Company under long term operating lease agreements. These facilities are referred to as the "Saunders Portfolio".

On May 31, 2007, the Company acquired a facility in Phoenix, Arizona in which we held partnership interests for approximately $15.3 million. This facility is referred to as "Grand Court Phoenix".

On July 1, 2007, the Company acquired the skilled nursing portion of a CCRC facility located in Lexington, Kentucky for approximately $7.5 million. The assisted living and retirement centers portions of the facility are operated pursuant to an operating lease previously entered into by the Company. This facility is referred to as the "Darby Facility".

On August 31, 2007, the Company acquired three facilities located in South Carolina and Oklahoma for approximately $9.8 million. The facilities were previously operated by the Company under long term operating lease agreements. These facilities are referred to as the "HCN Portfolio".

On October 12, 2007, the Company acquired one facility located in Michigan in which we held partnership interests for approximately $3.9 million. This facility is referred to as "Grand Court Novi".

The above acquisitions were accounted for using the purchase method of accounting and the purchase prices were allocated to the associated assets and liabilities based on their estimated fair values. The Company has made preliminary purchase price allocations for these transactions resulting in approximately $3.1 million of goodwill being recorded in the CCRCs segment and anticipates finalizing the purchase price allocations within one year of each respective acquisition date.

**2006 Acquisitions**

On July 25, 2006, we acquired ARC. Under the terms of the merger agreement, we acquired all outstanding shares of ARC for an aggregate purchase price of $1.2 billion, or $33.00 per share, in cash plus the assumption of $268.3 million of debt and capitalized lease obligations. The following table provides additional information regarding the calculation of the cash portion of the purchase price in connection with the ARC Merger (dollars in thousands):

| | |
|---|---|
| Current assets | $ 75,440 |
| Property, plant and equipment and leasehold intangibles | 1,403,218 |
| Other intangible assets | 306,531 |
| Goodwill | 259,104 |
| Other assets | 308,345 |
| Current liabilities | (291,508) |
| Deferred tax liability | (388,853) |
| Other liabilities including debt and capitalized lease obligations | (492,862) |
| Total purchase price – net of cash acquired | $ 1,179,415 |

The following unaudited pro forma condensed consolidated financial information sets forth the historical information for the years ended December 31, 2006 and 2005 derived from the historical financial statements, as adjusted to give effect to:

- Pro forma adjustments to give effect to the acquisitions of the Fortress CCRC Portfolio, the Prudential Portfolio, the Chambrel Portfolio, the Merrill Gardens Portfolio, the Orlando, Florida facilities, the Wellington Portfolio, the Liberty Owned Portfolio, the SALI Portfolio, the AEW Portfolio, the Southland Portfolio, the AEW-New Jersey Portfolio, ARC, the NHP Portfolio, the Tampa facility and the Liberty II Portfolio on the statement of operations as if these transactions closed on January 1, 2005;

- Pro forma adjustments to give effect to the September 30, 2005 step-up in basis of non-controlling ownership (ownership interests not controlled or owned by affiliates of FIG, "Minority Shareholders") due to the exchanges of Brookdale Facility Group minority ownership for Company ownership as if the transaction was completed on January 1, 2005; and

- Pro forma adjustments to give effect to the consolidation of three limited partnerships pursuant to EITF 04-5 on January 1, 2005.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only, and we do not expect that this information will reflect our future results of operations. The unaudited pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that the transactions described above were completed as of January 1, 2005 (dollars in thousands, except per share data):

| | For the Years Ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Revenues | $ 1,681,847 | $ 1,565,476 |
| Loss from operations | (84,068) | (114,105) |
| Loss before income taxes | (218,948) | (249,275) |
| Loss from continuing operations | (134,491) | (151,829) |
| Weighted average basic and diluted loss per share | $ (1.33) | $ (1.50) |
| Weighted average shares used in computing basic and diluted loss per share | 101,261 | 101,261 |

## 5. Investment in Unconsolidated Ventures

The Company had investments in unconsolidated joint ventures from 10% to 49% in seven and nine entities for the years ended December 31, 2007 and 2006, respectively. A 25% interest in one joint venture was held during the year ended December 31, 2005.

Combined summarized financial information of the unconsolidated joint ventures accounted for using the equity method as of December 31, are as follows (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Statement of Operations Data** | | | |
| Total revenue | $ 133,103 | $ 88,518 | $ 19,391 |
| Expense | | | |
| Facility operating expense | 88,641 | 60,384 | 13,877 |
| Depreciation and amortization | 21,557 | 13,307 | 2,480 |
| Interest expense | 22,347 | 19,128 | 3,157 |
| Other expense | 2,959 | 4,616 | 1,096 |
| Total expense | 135,504 | 97,435 | 20,610 |
| Interest income | 1,717 | 339 | 1 |
| Net income (loss) | $ (684) | $ (8,578) | $ (1,218) |

| | 2007 | 2006 |
|---|---|---|
| **Balance Sheet Data** | | |
| Cash and cash equivalents | $ 7,102 | $ 10,760 |
| Property, plant and equipment, net | 536,356 | 444,546 |
| Other | 123,492 | 117,073 |
| Total assets | $ 666,950 | $ 572,379 |
| Accounts payable and accrued expenses | $ 86,858 | $ 90,689 |
| Long-term debt | 304,688 | 310,394 |
| Members' equity | 275,404 | 171,296 |
| Total liabilities and members' equity | $ 666,950 | $ 572,379 |
| Members' equity consists of: | | |
| Invested capital | $ 332,874 | $ 198,465 |
| Cumulative net loss | (10,719) | (10,035) |
| Cumulative distributions | (46,751) | (17,134) |
| Members' equity | $ 275,404 | $ 171,296 |

## 6. Property, Plant and Equipment and Leasehold Intangibles, Net

As of December 31, 2007 and 2006, net property, plant and equipment and leasehold intangibles, which include assets under capital leases, consisted of the following:

| | 2007 | 2006 |
|---|---|---|
| Land | $ 259,336 | $ 236,945 |
| Buildings and improvements | 2,682,277 | 2,307,362 |
| Furniture and equipment | 223,475 | 145,607 |
| Resident and operating lease intangibles | 596,623 | 558,781 |
| Assets under capital and financing leases | 486,859 | 654,337 |
| | 4,248,570 | 3,903,032 |
| Accumulated depreciation and amortization | (488,117) | (230,699) |
| Property, plant and equipment and leasehold intangibles, net | $ 3,760,453 | $ 3,672,333 |

Long-lived assets with definite useful lives are depreciated or amortized over their estimated useful lives and are tested for impairment whenever indicators of impairment arise.

For the years ended December 31, 2007, 2006 and 2005, the Company recognized depreciation and amortization expense on its property, plant and equipment and leasehold intangibles of $251.2 million, $155.1 million and $47.0 million, respectively.

Future amortization expense for resident and operating lease intangibles is estimated to be as follows (dollars in thousands):

| Year Ending December 31, | Future Amortization |
|---|---|
| 2008 | $ 52,157 |
| 2009 | 44,002 |
| 2010 | 42,642 |
| 2011 | 41,041 |
| 2012 | 40,153 |
| Thereafter | 181,092 |
| Total | $ 401,087 |

## 7. Assets Sold or Held for Sale

For the year ended December 31, 2007, we sold one land parcel but no communities. We did not sell or dispose of any communities or land parcels during the year ended December 31, 2006. For the year ended December 31, 2005, we sold or disposed of five communities and two land parcels. In connection with these sales and dispositions, we repaid $0.8 million in debt during the year ended December 31, 2005. As of December 31, 2007 and 2006, we had no assets held for sale.

We have presented separately as discontinued operations in all periods, the results of operations for all consolidated assets disposed of or held for sale.

The following table represents operating information included in the loss on discontinued operations in the consolidated and combined statements of operations (dollars in thousands):

| | Year Ended December 31, 2005 |
|---|---|
| Revenues | $ 4,676 |
| Operating expenses | 5,642 |
| Operating loss | (966) |
| Gain on sale or disposal of residences | 1,321 |
| Income on discontinued operations before minority interest | 355 |
| Minority interest | (483) |
| Loss on discontinued operations | $ (128) |

## 8. Goodwill and Other Intangible Assets, Net

Following is a summary of changes in the carrying amount of goodwill for the year ended December 31, 2007 presented on a operating segment basis (dollars in thousands):

| | Retirement Centers | Assisted Living | CCRCs | Total |
|---|---|---|---|---|
| Balance at December 31, 2006 | $ 8,118 | $ 101,921 | $ 214,711 | $ 324,750 |
| Additions | — | — | 3,101 | 3,101 |
| Adjustments | (476) | 891 | 586 | 1,001 |
| Balance at December 31, 2007 | $ 7,642 | $ 102,812 | $ 218,398 | $ 328,852 |

The additions to goodwill related to an acquisition completed in the first quarter of 2007. The adjustments related to adjusting the allocation of the purchase price for an acquisition which occurred in the third quarter of fiscal 2006 as well as the adoption of FIN 48 in 2007 and its impact on acquired entities.

Intangible assets with definite useful lives are amortized over their estimated lives and are tested for impairment whenever indicators of impairment arise. The following is a summary of other intangible assets at December 31, 2007 and 2006 (dollars in thousands):

| | December 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net | Gross Carrying Amount | Accumulated Amortization | Net |
| Facility purchase options | $ 147,682 | $ (2,773) | $ 144,909 | $ 147,682 | $ - | $ 147,682 |
| Management contracts and other | 158,048 | (45,822) | 112,226 | 158,849 | (14,083) | 144,766 |
| Total | $ 305,730 | $ (48,595) | $ 257,135 | $ 306,531 | $ (14,083) | $ 292,448 |

Amortization expense related to definite-lived intangible assets for the twelve months ended December 31, 2007 and 2006 was $34.5 million and $14.1 million, respectively.

Estimated amortization expense related to intangible assets with definite lives at December 31, 2007, for each of the years in the five-year period ending December 31, 2012 and thereafter is as follows (dollars in thousands):

| Year Ending December 31, | Future Amortization |
|---|---|
| 2008 | $ 35,610 |
| 2009 | 35,610 |
| 2010 | 35,610 |
| 2011 | 20,083 |
| 2012 | 3,690 |
| Thereafter | 126,532 |
| Total | $ 257,135 |

## 9. Other Assets

Other assets consist of the following components as of December 31, (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Notes receivable | $ 59,528 | $ 47,354 |
| Lease security deposits | 23,042 | 25,482 |
| Deferred costs | 22,478 | 16,327 |
| Other | 8,790 | 24,338 |
| Total | $ 113,838 | $ 113,501 |

## 10. Debt

***Long-term Debt, Capital Leases and Financing Obligations***

Long-term debt, capital leases and financing obligations consist of the following (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Mortgage notes payable due 2009 through 2039; weighted average interest at rates of 6.59% in 2007 (weighted average interest rate 6.98% in 2006) | $ 856,073 | $ 490,997 |
| Mortgages payable, due from 2009 through 2038; weighted average interest rate of 7.01% in 2007 (weighted average interest rate of 6.57% in 2006) | 74,549 | 74,571 |
| $150,000 Series A notes payable, secured by five facilities, bearing interest at LIBOR plus 0.88% effective August 2006 (3.05% prior to that date), payable in monthly installments of interest only until August 2011 and payable in monthly installments of principal and interest through maturity in August 2013, and secured by a $7.0 million guaranty by BLC and a $3.0 million letter of credit | 150,000 | 150,000 |
| Mortgages payable due 2012, weighted average interest rate of 5.64% (weighted average interest rate of 5.37% in 2006), payable interest only through July 2010 and payable in monthly installments of principal and interest through maturity in July 2012 secured by the FIT REN portfolio | 212,407 | 171,000 |
| Mortgages payable due 2010, bearing interest at LIBOR plus 2.25% effective May 1, 2006 (3.0% prior to that date), payable in monthly installments of interest only until April 2009 and payable in monthly installments of principal and interest through maturity in April 2010, secured by the Fortress CCRC Portfolio | 105,756 | 105,756 |
| Variable rate tax-exempt bonds credit-enhanced by Fannie Mae (weighted average interest rates of 5.03% and 4.91% at December 31, 2007 and 2006, respectively), due 2032 secured by the Chambrel portfolio, payable interest only until maturity | 100,841 | 100,841 |
| Capital and financing lease obligations payable through 2020; weighted average interest rate of 8.97% in 2007 (weighted average interest rate of 8.91% in 2006) | 299,228 | 371,346 |
| Mortgage note, bearing interest at a variable rate of LIBOR plus 0.70%, payable interest only through maturity in August 2012. The note is secured by 15 of our facilities and a $11.5 million guaranty by the Company | 325,631 | 225,000 |
| Mezzanine loan payable to Brookdale Senior Housing, LLC joint venture with respect to The Heritage at Gaines Ranch facility, payable to the extent of all available cash flow (as defined) | 12,739 | 12,739 |
| Mortgages payable due 2010, interest rate of 7.20%, secured by the limited partnerships consolidated pursuant to EITF 04-5 (weighted average interest rate of 6.81% in 2006) | - | 9,189 |
| Total debt | 2,137,224 | 1,711,439 |
| Less current portion | 18,007 | 20,869 |
| Total long-term debt | $ 2,119,217 | $ 1,690,570 |

The annual aggregate scheduled maturities of long-term debt obligations outstanding as of December 31, 2007 include $47.0 million classified beyond its initial maturity date due to the subsequent consummation of a refinancing which extended the maturity date. Amounts so determined are as follows (dollars in thousands):

| Year Ending December 31, | Long-term Debt | Capital Lease and Lease Financing Obligations | Total Debt |
|---|---|---|---|
| 2008 | $ 1,602 | $ 42,989 | $ 44,591 |
| 2009 | 347,646 | 43,777 | 391,423 |
| 2010 | 110,648 | 45,653 | 156,301 |
| 2011 | 71,849 | 46,857 | 118,706 |
| 2012 | 847,646 | 46,161 | 893,807 |
| Thereafter | 458,605 | 266,081 | 724,686 |
| Total obligations | 1,837,996 | 491,518 | 2,329,514 |
| Less amount representing interest (8.97%) | — | (192,290) | (192,290) |
| Total | $ 1,837,996 | $ 299,228 | $ 2,137,224 |

As of December 31, 2007, the Company had an available secured line of credit of $320.0 million ($70.0 million letter of credit sublimit) and a letter of credit facility of up to $80.0 million. The line of credit bears interest at a base rate plus 0.50% or LIBOR plus 1.50%, at the Company's election. The Company must also pay a fee equal to 1.50% of the amount of any outstanding letters of credit issued under the facilities. In connection with entering into the credit facility agreement, the Company paid a commitment fee of 0.50% and is subject to a non-use fee of 0.25% on all unutilized amounts. On October 10, 2007, the Company amended the credit facility agreement to, among other things, revise certain financial covenants and to address certain administrative matters. The amended agreement matures on November 15, 2008 subject to extension at the Company's unilateral option for two three-month extension periods and payment of a 0.1875% commitment fee with respect to each extension. Accordingly, amounts drawn against the line of credit at December 31, 2007 have been classified as long-term on our consolidated balance sheets. As of December 31, 2007, $198.0 million was drawn on the revolving loan facility and $109.1 million of letters of credit had been issued under the agreements. The agreements are secured by a pledge of the Company's tier one subsidiaries and, subject to certain limitations, subsidiaries formed to consummate future acquisitions.

On January 16, 2007 and January 24, 2007, the Company financed a previous acquisition and the Flint Facility with $130.0 million of first mortgage financing bearing interest at LIBOR plus 1.15% payable interest only through February 1, 2012. The Company also entered into interest rate swaps to convert the loan from floating to fixed. The loan is secured by 27 previously acquired facilities and the Flint Facility and is partially secured by a $7.4 million letter of credit that will be released upon achievement of certain debt service coverage ratios.

On April 18, 2007, the Company financed a previously acquired facility as well as the Saunders Portfolio with $108.5 million of first mortgage financing bearing interest at LIBOR plus 0.70% payable interest only through August 1, 2012. The Company has entered into interest rate swaps to convert the loan from floating to fixed.

The financings entered into on January 16, 2007, January 24, 2007 and April 18, 2007 are all part of the same master loan agreement whereby the amounts are secured by all properties under the master agreement.

On July 27, 2007, the Company financed one of its facilities with $30.0 million of first mortgage financing. The note payable bears interest at 5.65% payable interest only through August 5, 2012 and is secured by the underlying property. In conjunction with the refinancing, the Company repaid $16.1 million of existing debt.

On August 15, 2007, the Company financed the Freedom Square Portfolio with a $70.0 million note payable. The note bears interest at 5.77% payable interest only through September 5, 2012 and is secured by the underlying property.

On September 25, 2007, the Company entered into a $41.4 million note payable. The note bears interest at 6.69% payable interest only through July 2010, matures in July 2012 and is secured by six facilities.

On October 31, 2007, the Company obtained $140.0 million of first mortgage financing bearing interest at 5.84%. The debt matures on November 1, 2014, subject to extension at the Company's option. The loan is secured by 21 of the Company's facilities. In conjunction with the financing, the Company repaid $49.0 million of existing debt. The net proceeds from the transaction were used to pay down amounts drawn against the Company's revolving credit facility.

On November 5, 2007, the Company obtained $80.3 million of first mortgage financing bearing interest at 6.32%. Approximately $53.6 million of the proceeds were disbursed at closing, with the remaining $26.7 million to be disbursed in connection with the construction of two new skilled nursing facilities and the renovation of an existing skilled nursing facility. The debt matures on August 5, 2012. The loan is secured by five of the Company's existing facilities and the two facilities under construction. The net proceeds disbursed at closing were used to pay down amounts drawn against the Company's revolving credit facility.

As of December 31, 2007, we are in compliance with the financial covenants of our outstanding debt.

In the normal course of business, a variety of financial instruments are used to manage or hedge interest rate risk. Interest rate protection and swap agreements were entered into to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing transactions. Pursuant to the hedge agreements, the Company is required to secure its obligation to the counterparty if the fair value liability exceeds a specified threshold. Cash collateral pledged to the Company's counterparty was $5.0 million and $10.1 million as of December 31, 2007 and 2006, respectively.

All derivative instruments are recognized as either assets or liabilities in the consolidated and combined balance sheet at fair value. The change in mark-to-market of the value of the derivative is recorded as an adjustment to income or other comprehensive loss depending upon whether it has been designated and qualifies as an accounting hedge.

Derivative contracts are not entered into for trading or speculative purposes. Furthermore, the Company has a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors. Under certain circumstances, the Company may be required to replace a counterparty in the event that the counterparty does not maintain a specified credit rating.

The following table summarizes our swap instruments at December 31, 2007 (dollars in thousands):

| | |
|---|---|
| Current notional balance | $ 1,425,441 |
| Highest possible notional | $ 1,425,441 |
| Lowest interest rate | 3.36% |
| Highest interest rate | 5.00% |
| Average fixed rate | 4.54% |
| Earliest maturity date | 2008 |
| Latest maturity date | 2014 |
| Weighted average original maturity | 4.3 years |
| Estimated liability fair value (included in other liabilities at December 31, 2007) | $ 12,691 |
| Estimated asset fair value (included in other assets at December 31, 2007) | $ 78 |

Prior to October 1, 2006, the Company qualified for hedge accounting on designated swap instruments pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, with the effective portion of the change in fair value of the derivative recorded in other comprehensive income and the ineffective portion included in the change in fair value of derivatives in the statement of operations.

On October 1, 2006, the Company elected to discontinue hedge accounting prospectively for the previously designated swap instruments. Consequently, the net gains and losses accumulated in other comprehensive income at that date of $1.3 million related to the previously designated swap instruments are being amortized to interest expense over the life of the underlying hedged debt payments. In the future, if the underlying hedged debt is extinguished or refinanced, the remaining unamortized gain or loss in accumulated other comprehensive income will be recognized in net income. Although hedge accounting was discontinued on October 1, 2006, the swap instruments remain outstanding and are carried at fair value in the consolidated balance sheet and the change in fair value beginning October 1, 2006 has been included in the statements of operations.

In April 2007, the Company entered into two separate treasury rate locks for notional amounts of $70.0 million and $50.0 million in anticipation of the Company's planned future issuance of $120.0 million of fixed-rate debt. Both rate locks expired in May 2007 and resulted in a cash receipt to the Company of approximately $0.4 million which has been included in the results from operations.

In July 2007, the Company entered into a series of forward starting interest rate swaps in the aggregate notional amount of $553.1 million in anticipation of planned future financing transactions as well as the replacement of certain existing hedges that would be expiring. Subsequent to this transaction, the Company terminated swap agreements with aggregate notional amounts of approximately $403.9 million and recouponed, at a more favorable interest rate, notional amounts of $1.1 billion. In conjunction with these transactions, $60.5 million was paid to the respective counterparties.

## 11. Accrued Expenses

Accrued expenses consist of the following components as of December 31, (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Salaries and wages | $ 36,506 | $ 41,452 |
| Real estate taxes | 25,661 | 24,268 |
| Insurance reserves | 24,138 | 25,658 |
| Vacation | 18,737 | 12,221 |
| Lease payable | 7,913 | 8,845 |
| Interest | 6,881 | 6,343 |
| Professional fees | 172 | 1,554 |
| Income taxes | 2 | 4,398 |
| Other | 50,021 | 30,838 |
| Total | $ 170,031 | $ 155,577 |

## 12. Facility Operating Leases

The Company has entered into sale leaseback and lease agreements with certain real estate investment trusts (REITs). Under these agreements facilities are either sold to the REIT or a long-term lease agreement is entered into for such facilities. The lease terms vary from 10 to 20 years and include renewal options ranging from 5 to 30 years. The Company is responsible for all operating costs, including repairs, property taxes and insurance. The substantial majority of the Company's lease arrangements are structured as master leases. Under a master lease, numerous facilities are leased through an indivisible lease. The Company typically guarantees its performance and the lease payments under the master lease are subject to net worth, minimum capital expenditure requirements per facility per annum and minimum lease coverage ratios. Failure to comply with these covenants could result in an event of default. Certain leases contain cure provisions generally requiring the posting of an additional lease security deposit if the required covenant is not met.

As of December 31, 2007 and 2006, we operated 357 and 361 facilities, respectively, under long-term leases (298 operating leases and 59 capital and financing leases at December 31, 2007). The remaining base lease terms vary from 2.3 to 66 years and generally provide for renewal, extension and purchase options. The Company expects to renew, extend or exercise purchase options in the normal course of business; however, there can be no assurance that these rights will be exercised in the future.

One lease requires us to deposit 50% of excess cash flow until the security deposit is $10.0 million. Upon achieving certain lease coverage ratios, the security deposit is to be returned. During September 2006 the lease coverage test was met and the lease security deposit was returned.

One lease required posting of a lease security deposit in an interest bearing account at closing. The lease security deposit will be released upon achieving certain lease coverage ratios. The Company agreed to spend a minimum of $450 per unit per year on capital improvements of which the lessor will reduce the security deposit by the same amount up to $600 per unit, or $2.7 million per year. For the years ended December 31, 2007 and 2006, a release of $2.4 million and $2.7 million, respectively, was received from the lease security deposit.

A summary of facility lease expense and the impact of straight-line adjustment and amortization of deferred gains are as follows (dollars in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cash basis payment | $ 250,531 | $ 208,425 | $ 173,525 |
| Straight-line expense | 25,439 | 24,699 | 23,752 |
| Amortization of deferred gain | (4,342) | (4,345) | (7,938) |
| Facility lease expense | $ 271,628 | $ 228,779 | $ 189,339 |

**13. Self-Insurance**

We obtain various insurance coverages from commercial carriers at stated amounts as defined in the applicable policy. Losses related to deductible amounts are accrued based on the Company's estimate of expected losses plus incurred but not reported claims. As of December 31, 2007 and 2006, we have accrued $56.3 million and $53.4 million, for our self-insured programs of which $32.2 million and $27.8 million is classified as long-term, respectively. During 2007, the Company received a $4.2 million collateral recovery from an insurance carrier relating to an adjustment of an Alterra preconfirmation contingency.

We have secured our self-insured retention risk under our workers' compensation and general liability and professional liability programs with cash and letters of credit aggregating $7.7 million and $36.4 million, and $0.4 million and $32.8 million as of December 31, 2007 and 2006, respectively.

**14. Retirement Plans**

We maintain 401(k) Retirement Savings Plans for all employees that meet minimum employment criteria. The plan provides that the participants may defer eligible compensation on a pre-tax basis subject to certain Internal Revenue Code maximum amounts. We make matching contributions in amounts equal to 50% of the employee's contribution to the plan, up to a maximum of 4.0% of contributed compensation. Employees are always 100% vested in their own contributions and vest in our contributions over five years. We made contributions to such plans in the amount of $3.6 million, $1.7 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Such amounts are included in facility operating expense and general and administrative expense in the accompanying consolidated and combined statements of operations.

**15. Related Party Loan**

Pursuant to the terms of his employment agreement, BLC loaned approximately $2.0 million to Mark J. Schulte, the Company's former Co-Chief Executive Officer and a current member of the Company's Board of Directors. In exchange, BLC received a ten-year, secured, non-recourse promissory note, which note bears interest at a rate of 6.09% per annum, of which 2.0% is payable in cash and of which the remainder accrues and is due at maturity on October 2, 2010. The note is secured by a portion of Mr. Schulte's stock. There has been no modification to the terms of the loan since the date of enactment of the Sarbanes-Oxley Act of 2002.

**16. Stock-Based Compensation**

In December 2004, the FASB issued SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized when incurred. We adopted SFAS 123R in connection with our initial grants of restricted stock effective August 2005, which were converted into BSL restricted stock on September 30, 2005.

On August 5, 2005, BLC and Alterra adopted employee restricted stock plans to attract, motivate, and retain key employees. The plans provide for the grant of restricted securities to those participants selected by our board of directors. At September 30, 2005, as a result of the formation transactions described in note 1, these restricted shares were converted into a total of 2.6 million shares of restricted stock in BSL at a value of $19.00 per share ("Initial Equity Awards"). Pursuant to the plans, 25% to 50% of each individual's award vested upon completion of the initial public offering on November 22, 2005. The remaining awards vest over a period of three to five years.

On October 14, 2005, we adopted a new equity incentive plan for our employees, the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan ("Incentive Plan"), which was approved by our stockholders on October 14, 2005. A total of 2,000,000 shares of our common stock were initially reserved for issuance under the Incentive Plan; provided, however, that commencing on the first day of our fiscal year beginning in calendar year 2006, the number of shares reserved and available for issuance was increased by an amount equal to the lesser of (1) 400,000 shares or (2) 2% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. The maximum aggregate number of shares subject to stock options or stock appreciation rights that may be granted to any individual during any fiscal year may not exceed 400,000, and the maximum aggregate number of shares that will be subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year will be 400,000.

In connection with the ARC Merger, our board of directors approved an amendment to the Incentive Plan (the "Plan Amendment") to reserve an additional 2,500,000 shares of common stock for issuance thereunder to satisfy (i) obligations to provide for certain purchases of common stock by ARC officers and employees and (ii) obligations to make corresponding grants of restricted shares of common stock under the Incentive Plan to those ARC officers and employees who purchased such shares of common stock pursuant to employment agreements and optionee agreements entered into in connection with the ARC Merger, and for such other grants that may be made from time to time pursuant to the Incentive Plan. Upon completion of the ARC Merger, we issued 475,681 shares of common stock to certain officers of ARC at $38.07 per share for aggregate proceeds of $18.1 million and granted the officers 475,681 shares of restricted stock at $48.00 per share. On May 12, 2006, funds managed by affiliates of FIG, which then held approximately 65% of our common stock, executed a written consent approving the Plan Amendment effective upon consummation of the ARC Merger. This consent constituted the consent of a majority of the total number of shares of our outstanding common stock and was sufficient to approve the Plan Amendment.

On June 15, 2006, we registered 2,900,000 shares of common stock (2,500,000 shares of common stock in connection with the ARC Merger and 400,000 shares of common stock resulting from the automatic annual increase for fiscal year 2006), under the Incentive Plan. Pursuant to the automatic annual increase provisions of the Incentive Plan, an additional 400,000 shares of common stock became available for issuance on each of January 1, 2007 and January 1, 2008.

As a result of the formation transactions described in note 1, the employee restricted stock plans described above were merged into the Incentive Plan. Certain participants receive dividends on unvested shares. Where participants do not receive dividends on unvested shares during the vesting period, the grant-date per share fair value has been reduced for the present value of the expected dividend stream during the vesting period. The shares are subject to certain transfer restrictions and may be forfeited upon termination of a participant's employment for any reason, absent a change in control of the Company.

On September 15, 2006, we entered into Separation and General Release Agreements ("Agreements") with two officers that accelerated the vesting provision of a portion of their restricted stock grants upon satisfying certain conditions. As a result of the modification, the previous compensation expense related to these grants was reversed and a charge based on the fair value of the stock at the modification date will be recorded over the modified vesting period. The net impact of the adjustment was $4.1 million and $5.6 million of additional expense for the years ended December 31, 2007 and 2006, respectively.

For all awards with graded vesting other than awards with performance-based vesting conditions, the Company records compensation expense for the entire award on a straight-line basis over the requisite service period. For graded-vesting awards with performance-based vesting conditions, total compensation expense is recognized over the requisite service period for each separately vesting tranche of the award as if the award is, in substance, multiple awards once the performance target is deemed probable of achievement. Performance goals are evaluated quarterly. If such goals are not ultimately met or it is not probable the goals will be achieved, no compensation expense is recognized and any previously recognized compensation expense is reversed. During the year the Company reversed approximately $7.1 million of previously recognized compensation expense related to performance-based awards.

The following table sets forth information about our restricted stock awards:

| | Number of Shares | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Outstanding on January 1, | 3,282,000 | 2,168,000 | — |
| Granted | 662,000 | 1,548,000 | 3,142,000 |
| Vested | (680,000) | (226,000) | (974,000) |
| Cancelled/forfeited | (244,000) | (208,000) | — |
| Outstanding on December 31, | 3,020,000 | 3,282,000 | 2,168,000 |

As of December 31, 2007, there was approximately $58.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted average period of 2.5 years.

Additional grants of restricted shares other than the Initial Equity Awards described above were as follows (dollars in thousands except for per share amounts):

| | Grants | Value Per Share | Total Value |
|---|---|---|---|
| As of December 31, 2006 | 2,102,000 | $ 19.00 – 48.55 | $ 83,289 |
| First Quarter | 53,000 | 45.02 | 2,399 |
| Second Quarter | 544,000 | 45.02 – 46.06 | 25,023 |
| Third Quarter | 32,000 | 38.96 | 1,250 |
| Fourth Quarter | 33,000 | 34.92 | 1,207 |

Compensation expense of $20.1 million and $26.6 million in connection with the grants of restricted stock was recorded for the years ended December 31, 2007 and 2006, respectively. For the year ended December 31, 2006, compensation expense was calculated net of forfeitures estimated at 5% of the shares granted.

### 17. Income Taxes

The (provision) benefit for income taxes is comprised of the following (dollars in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Federal | | | |
| Current | $ (339) | $ — | $ 540 |
| Deferred | 103,180 | 39,267 | — |
| | $ 102,841 | 39,267 | 540 |
| State: | | | |
| Current | (1,581) | (776) | (443) |
| Deferred (included in Federal above) | — | — | — |
| | (1,581) | (776) | (443) |
| Total | $ 101,260 | $ 38,491 | $ 97 |

A reconciliation of the (provision) benefit for income taxes to the amount computed at the U.S. Federal statutory rate of 35.0% is as follows (dollars in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Tax benefit at U.S. Statutory Rate | $ 92,271 | $ 51,068 | $ 23,586 |
| State taxes, net of federal income tax | 9,521 | 5,666 | 1,752 |
| Valuation allowance | — | (17,510) | (19,027) |
| Variable interest entities (VIEs) | — | — | (2,454) |
| Other, net | (532) | (733) | (3,760) |
| Total | $ 101,260 | $ 38,491 | $ 97 |

The Company adopted FIN 46R as of December 31, 2003 and consolidated the VIEs for financial reporting purposes. For federal and state income tax purposes, the Company is not the legal owner of the entities and are not entitled to receive tax benefits generated from the losses associated with these VIEs. By December 31, 2007, all of these entities had been acquired by the Company.

Significant components of our deferred tax assets and liabilities at December 31 are as follows (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred income tax assets: | | |
| Capital lease obligations | $ 112,956 | $ 118,156 |
| Operating loss carryforwards | 112,207 | 75,425 |
| Prepaid revenue | 47,849 | 45,405 |
| Accrued expenses | 44,411 | 37,446 |
| Deferred lease liability | 28,063 | 18,341 |
| Deferred gain on sale leaseback | 17,199 | 18,411 |
| Fair value of interest rate swaps | 7,198 | 1,778 |
| Tax credits | 4,256 | 3,713 |
| Other | 6,195 | 7,005 |
| Total gross deferred income tax asset | 380,334 | 325,680 |
| Valuation allowance | (6,407) | (6,000) |
| Net deferred income tax assets | 373,927 | 319,680 |
| Deferred income tax liabilities: | | |
| Property, plant and equipment | (625,585) | (671,500) |
| Investment in Brookdale Senior Housing, LLC | 238 | (5,118) |
| Other | (2,123) | (2,177) |
| Total gross deferred income tax liability | (627,470) | (678,795) |
| Net deferred tax liability | $ (253,543) | $ (359,115) |

A reconciliation of the net deferred tax liability to the consolidated balance sheets at December 31 is as follows (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred tax asset – current | $ 13,040 | $ 40,019 |
| Deferred tax liability – noncurrent | (266,583) | (399,134) |
| Net deferred tax liability | $ (253,543) | $ (359,115) |

In connection with Alterra's emergence from bankruptcy in December 2003, its assets and liabilities were recorded at their respective fair market values. Deferred tax assets and liabilities were recognized for the tax effects of the difference between the fair values and the tax bases of Alterra's assets and liabilities. In addition, deferred tax assets were recognized for the future use of net operating losses. The valuation allowance established to reduce deferred tax assets as of December 31, 2004 was $28.4 million. The reduction in this valuation allowance relating to net deferred tax items existing at the Effective Date will increase additional paid in capital.

At December 31, 2004, Alterra increased additional paid-in capital by $4.8 million as a result of a reduction in valuation allowance related to net deferred tax assets not benefited under fresh-start accounting, but realized in the year ended December 31, 2004. During 2005, Alterra reduced additional paid-in capital by $0.9 million due to a reversal of the valuation allowance, related to net deferred tax asset.

As described in note 1, BSL was formed on September 30, 2005, by the exchange of common shares or membership interests in entities controlled by FIG that were recorded on a carryover basis. The non-FIG stockholder interests were recorded at their respective fair values for financial reporting purposes. On April 7, 2006, BSL acquired the stock of Southern Assisted Living, Inc. ("SALI") and on July 25, 2006 acquired the stock of ARC. In connection with these acquisition transactions, the assets and liabilities were recorded at their respective fair value for financial reporting purposes. The assets and liabilities were recorded at carryover basis for Federal income tax purposes. The difference between the basis recorded for financial reporting purposes and the basis recorded for Federal income tax purposes with respect to the formation transaction and SALI and ARC acquisitions is reflected as a deferred tax liability. As a result of these transactions, we have determined that it is more likely than not that we will recognize certain deferred tax assets and have adjusted our valuation allowance to $6.4 million primarily related to state operating loss carryforwards not expected to be realized. The valuation allowance is $6.4 million and $6.0 million at December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, we had net operating loss carryforwards of approximately $285.6 million and $178.5 million, respectively, which are available to offset future taxable income through 2025. Included in this net operating loss carryforward is $10.3 million of losses relating to restricted stock grants. Under SFAS 123R, this loss will be recorded in additional paid-in capital in the period in which the loss is effectively used to reduce taxes payable. The impact in the Income Tax Expense relating to the dividends on the unvested shares for the period ended December 31, 2007 is $1.3 million.

The formation of BSL, reorganization of Alterra, and the acquisitions of ARC and SALI constitute ownership changes under Section 382 of the Internal Revenue Code, as amended. As a result, BSL's ability to utilize the net operating loss carryforward to offset future taxable income is subject to certain limitations and restrictions.

As disclosed in note 2, we adopted the provision of FIN 48 as of January 1, 2007. At December 31, 2007, we had gross tax affected unrecognized tax benefits of $4.5 million, of which the majority of the benefit, if recognized, would be recorded against goodwill. Interest and penalties related to these tax positions are classified as tax expense in the Company's financial statements. Total interest and penalties reserved is $1.3 million at December 31, 2007. Tax returns for all wholly owned subsidiaries for years 2002 and 2006 are subject to future examination by tax authorities, with the exception of ARC which has been audited by the federal tax authorities through 2004. In addition, for Alterra, tax returns are open from 1999 to 2001 to the extent of the net operating losses generated during those periods. The Company does not expect that unrecognized tax benefits for tax positions taken with respect to 2007 and prior years will significantly change in 2008.

A reconciliation of the unrecognized tax benefits for the year 2007 is as follows:

| | |
|---|---|
| Balance at January 1, 2007 | $ 3,244 |
| Additions for tax positions related to the current year | — |
| Additions for tax positions related to prior years | 1,475 |
| Reductions for tax positions related to prior years | (160) |
| Settlements | (106) |
| Balance at December 31, 2007 | $ 4,453 |

## 18. Supplemental Disclosure of Cash Flow Information

| *(in thousands)* | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Interest paid | $ 143,930 | $ 95,429 | $ 45,792 |
| Income taxes paid | $ 1,415 | $ 490 | $ 2,636 |
| Write-off of fully amortized intangible asset | $ — | $ — | $ 8,218 |
| **Supplemental Schedule of Noncash Operating, Investing and Financing Activities:** | | | |
| Consolidation of three limited partnerships pursuant to EITF 04-5 on January 1, 2006 and subsequent sale and termination of one limited partnership: | | | |
| Property, plant and equipment, net | $ — | $ 14,745 | $ — |
| Accounts receivable | — | 40 | — |
| Cash and escrow deposits - restricted | — | 88 | — |
| Prepaid and other | — | 381 | — |
| Accrued expenses | — | (2,009) | — |
| Tenant security deposits | — | (82) | — |
| Debt | — | (9,269) | — |
| Minority interest | — | (3,894) | — |
| Net | $ — | $ — | $ — |
| Acquisitions of assets, net of related payables and cash received, net: | | | |
| Cash and escrow deposits-restricted | $ 387 | $ 57,253 | $ 10,799 |
| Account receivable, net | 64 | 25,302 | — |
| Property, plant and equipment and leasehold intangibles | 172,074 | 2,375,304 | 689,185 |
| Investment in unconsolidated ventures | (1,342) | | |
| Goodwill | 3,395 | 259,104 | — |
| Other intangible assets, net | (668) | 306,531 | — |
| Other assets, net | (173) | — | — |
| Other liabilities | (3,201) | (225,159) | (8,994) |
| Long-term debt and capital and financing lease obligations | (2,786) | (433,354) | (119,775) |
| Deferred tax liability | — | (396,590) | — |
| Minority interest | 4,351 | — | — |
| Net | $ 172,101 | $ 1,968,391 | $ 571,215 |

## 19. Commitments and Contingencies

We have three operating lease agreements for 30,314, 51,988 and 84,234 square feet of corporate office space that extend through 2010, 2010 and 2014, respectively. The leases require the payment of base rent which escalates annually, plus operating expenses (as defined). We incurred rent expense of $4.5 million, $2.6 million and $1.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, under the corporate office leases.

The aggregate amounts of all future minimum operating lease payments, including community and office leases, as of December 31, 2007, are as follows (dollars in thousands):

| Year Ending December 31, | Operating Leases |
| --- | --- |
| 2008 | $ 253,952 |
| 2009 | 259,005 |
| 2010 | 261,664 |
| 2011 | 264,663 |
| 2012 | 265,554 |
| Thereafter | 1,609,509 |
| Total | $ 2,914,347 |

We have employment agreements with certain officers of the Company that grant these employees the right to receive their base salary and continuation of certain benefits, for a defined period of time, in the event of certain terminations of the officers' employment, as described in those agreements.

## 20. Litigation

In connection with the sale of certain facilities to Ventas Realty Limited Partnership ("Ventas") in 2004, two legal actions have been filed. The first action was filed on September 15, 2005, by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned *David T. Atkins et al. v. Apollo Real Estate Advisors, L.P., et al.* (the "Action"). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, Brookdale Living Communities, Inc. ("BLC"), a subsidiary of the Company, GFB-AS Investors, LLC ("GFB-AS"), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group LLC ("Fortress"), an affiliate of the Company's largest stockholder, and R. Stanley Young, the Company's former Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of facilities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that certain defendants, including GFB-AS, the general partners, and the Company's former Chief Financial Officer, but not including the Company, BLC, or Fortress, committed mail fraud in connection with the sale of facilities indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that certain defendants, including GFB-AS and the Company's former Chief Financial Officer, but not including the Company, BLC, the general partners, or Fortress, committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants, with the exception of the Company, committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and the Company's former Chief Financial Officer breached fiduciary duties to the plaintiffs; and (ix) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. On April 18, 2006, the Company filed a motion to dismiss the claims with prejudice, which remains pending before the court, and plans to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006, by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned *Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc.* (the "Second Action"). On November 21, 2006, an amended complaint was filed in the Second Action. The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of facilities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those facilities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. On December 12, 2006, the Company filed an answer denying the claim asserted in the amended complaint and providing affirmative defenses. On December 27, 2006, the plaintiffs moved to certify the Action as a class action. Both the plaintiffs and defendants have served document production requests and the Action is currently in the beginning stages of document discovery. The

Company also intends to vigorously defend this Second Action. Because these actions are in an early stage, the Company cannot estimate the possible range of loss, if any.

In addition, the Company has been and is currently involved in other litigation and claims incidental to the conduct of its business which are comparable to other companies in the senior living industry. Certain claims and lawsuits allege large damage amounts and may require significant legal costs to defend and resolve. Similarly, the senior living industry is continuously subject to scrutiny by governmental regulators, which could result in litigation related to regulatory compliance matters. As a result, the Company maintains insurance policies in amounts and with coverage and deductibles the Company believes are adequate, based on the nature and risks of its business, historical experience and industry standards. Because the Company's current policies provide for deductibles of $3.0 million for each claim, the Company is, in effect, self-insured for most claims.

## 21. Segment Information

We currently have four reportable segments: retirement centers; assisted living; CCRCs; and management services. These segments were determined based on the way that our chief operating decision makers organize the Company's business activities for making operating decisions and assessing performance.

During the fourth quarter of 2007, the Company completed an internal reorganization which was intended to further improve the segment financial results and to more accurately reflect the underlying product offering of each segment. The reorganization did not change the Company's reportable segments, but it did impact the revenues and costs reported within each segment. The change included the movement of communities between the Retirement Centers, Assisted Living and CCRCs segments resulting in a net increase of 16 communities to the Retirement Centers segment and a net decrease of 16 communities to the CCRCs segment. These changes are reflected in the Company's results for the year ended December 31, 2007. The Company has restated the fiscal 2006 and fiscal 2005 results for comparative purposes. In connection with this reorganization, the Company renamed its reportable segments. The reportable segment formerly known as Independent Living is now known as Retirement Centers and the segment formerly known as Retirement Centers/CCRCs is now known as CCRCs.

*Retirement Centers.* Our retirement center communities are primarily designed for middle to upper income senior citizens age 70 and older who desire an upscale residential environment providing the highest quality of service. The majority of our retirement center communities consist of both independent living and assisted living units in a single community, which allows residents to "age-in-place" by providing them with a continuum of senior independent and assisted living services.

*Assisted Living.* Our assisted living communities offer housing and 24-hour assistance with activities of daily life to mid-acuity frail and elderly residents. Our assisted living communities include both freestanding, multi-story communities and freestanding single story communities. We also operate memory care communities, which are freestanding assisted living communities specially designed for residents with Alzheimer's disease and other dementias.

*CCRCs.* Our CCRCs are large communities that offer a variety of living arrangements and services to accommodate all levels of physical ability and health. Most of our CCRCs have retirement centers, assisted living and skilled nursing available on one campus, and some also include memory care and Alzheimer's units.

*Management Services.* Our management services segment includes communities owned by others and operated by us pursuant to management agreements. Under our management agreements for these communities, we receive management fees as well as reimbursed expenses, which represent the reimbursement of certain expenses we incur on behalf of the owners. The accounting policies of our reporting segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data (dollars in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Revenue[1]: | | | |
| Retirement Centers | $ 547,594 | $ 446,492 | $ 330,400 |
| Assisted Living | 795,294 | 615,226 | 405,183 |
| CCRCs | 489,619 | 242,578 | 51,132 |
| Management Services | 6,789 | 5,617 | 3,862 |
| | $ 1,839,296 | $ 1,309,913 | $ 790,577 |
| Segment Operating Income[2]: | | | |
| Retirement Centers | 236,088 | 191,796 | 139,357 |
| Assisted Living | 276,234 | 227,865 | 143,953 |
| CCRCs | 149,248 | 64,834 | 9,518 |
| Management Services | 4,752 | 3,932 | 2,703 |
| | $ 666,322 | $ 488,427 | $ 295,531 |
| General and administrative (including non-cash stock compensation expense)[3] | $ 138,013 | $ 117,897 | $ 81,696 |
| Facility lease expense | 271,628 | 228,779 | 189,339 |
| Depreciation and amortization | 299,925 | 188,129 | 47,048 |
| Loss from operations | $ (41,207) | $ (44,693) | $ (21,393) |
| Total Assets: | | | |
| Retirement Centers | $ 1,390,697 | $ 1,428,706 | $ 827,849 |
| Assisted Living | 1,398,578 | 1,395,477 | 425,168 |
| CCRCs | 1,661,830 | 1,597,415 | 335,987 |
| Corporate and Management Services | 360,517 | 334,402 | 108,807 |
| | $ 4,811,622 | $ 4,756,000 | $ 1,697,811 |

(1) All revenue is earned from external third parties in the United States.

(2) Segment operating income is defined as segment revenues less segment operating expenses (excluding depreciation and amortization).

Alterra emerged from bankruptcy on December 4, 2003, and had accrued an estimated liability for certain insurance claims related to periods prior to the emergence from Chapter 11 proceedings. For the years ended December 31, 2007, 2006, and 2005, we recorded a non-cash benefit of approximately $0.3 million, $4.1 million, and $4.7 million, respectively, related to the reversal of an accrual established in connection with Alterra's emergence from bankruptcy in December 2003.

(3) Net of general and administrative costs allocated to management services reporting segment.

## 22. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for each of the fiscal quarters in 2007 and 2006 (dollars in thousands, except per shar amounts):

| | For the Quarters Ended | | | |
|---|---|---|---|---|
| | March 31, 2007 | June 30, 2007 | September 30, 2007 | December 31, 2007 |
| Revenues | $ 446,834 | $ 458,410 | $ 464,594 | $ 469,458 |
| Loss from operations(1) | (16,093) | (12,861) | (12,079) | (174) |
| Loss before income taxes | (55,577) | (32,032) | (94,047) | (81,976) |
| Net loss | (35,140) | (18,675) | (58,927) | (49,237) |
| Weighted average basic and diluted loss per share(2) | $ (0.35) | $ (0.18) | $ (0.58) | $ (0.49) |
| Weighted average shares used in computing basic and diluted loss per share | 101,302 | 101,520 | 101,564 | 101,656 |
| Cash dividends declared per share | $ 0.45 | $ 0.50 | $ 0.50 | $ 0.50 |

| | For the Quarters Ended | | | |
|---|---|---|---|---|
| | March 31, 2006 | June 30, 2006 | September 30, 2006 | December 31, 2006 |
| Revenues | $ 222,183 | $ 268,427 | $ 387,043 | $ 432,260 |
| (Loss) income from operations(1) | (3,880) | 6,451 | (11,903) | (35,361) |
| Loss before income taxes | (18,824) | (19,753) | (45,202) | (62,128) |
| Net loss | (19,326) | (20,259) | (31,145) | (37,357) |
| Weighted average basic and diluted loss per share(2) | $ (0.30) | $ (0.31) | $ (0.34) | $ (0.37) |
| Weighted average shares used in computing basic and diluted loss per share | 65,007 | 65,007 | 91,640 | 101,205 |
| Cash dividends declared per share | $ 0.35 | $ 0.35 | $ 0.40 | $ 0.45 |

---

1) For the quarters ended December 31, 2007 and 2006, we recorded a non-cash benefit of $0.3 million and $4.1 million, respectively, related to the reversal of an accrual established in connection with Alterra's emergence from bankruptcy in December 2003.

2) The loss per share has been presented as if the shares of common stock described in note 1 had been issued and were outstanding for the periods in which FIG controlled BLC, Alterra, FIT REN and Fortress CCRC.

**3. Subsequent Events**

n February 2008, the Company terminated swap agreements with aggregate notional amounts of approximately $45.4 million and recouponed, at a nore favorable interest rate, swap agreements with aggregate notional amounts of $726.5 million. In conjunction with these transactions, $23.9 nillion was paid to the respective counterparties.

On February 11, 2008, the Company announced that Mark J. Schulte, the Company's Co-CEO, was elected to the Company's Board of Directors ffective February 7, 2008. In connection with his election as a director, Mr. Schulte resigned his position as Co-CEO, and will no longer serve as n officer of the Company or its affiliates. W.E. Sheriff, the Company's Co-CEO, will remain as the sole Chief Executive Officer of the Company.

**SCHEDULE II**
**VALUATION AND QUALIFYING ACCOUNTS**
**December 31, 2007**
**(In thousands)**

| Description | Balance at Beginning of Period | Additions: Charged to costs and expenses | Additions: Charged To other Accounts | Acquisitions | Deductions | Balance at End of Period |
|---|---|---|---|---|---|---|
| **Deferred Tax Valuation Account:** | | | | | | |
| Year ended December 31, 2005 | $ 89,282 | $ — | $ — | $ — | $ 41,771[(1)] | $ 47,511 |
| Year ended December 31, 2006 | $ 47,511 | $ — | $ — | $ (41,511)[(2)] | $ — | $ 6,000 |
| Year ended December 31, 2007 | $ 6,000 | $ — | $ 407[(3)] | $ — | $ — | $ 6,407 |

(1) Change in valuation allowance due to minority step-up in basis.
(2) Change in valuation allowance due to generation of deferred tax liabilities in connection with ARC and SALI acquisitions.
(3) Adjustment to valuation allowance based on final returns.

See accompanying report of independent registered public accounting firm.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

**Management's Assessment of Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007. Management reviewed the results of their assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated and combined financial statements included in this Annual Report on Form 10-K, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

**Disclosure Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

**Internal Control Over Financial Reporting**

There has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

None.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information required by this item is incorporated by reference from the discussions under the headings "Proposal Number One - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders. Pursuant to General Instruction G(3), certain information concerning our executive officers is contained in the discussion entitled "Executive Officers of the Registrant" under Item 4 of Part I of this report.

We have adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our principal executive officer, our principal financial officer, our principal accounting officer or controller, or persons performing similar functions, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Co-Presidents, Chief Financial Officer, Executive Vice Presidents of Finance and Controller, both of which are available on our website at www.brookdaleliving.com. Any amendment to, or waiver from, a provision of such codes of ethics granted to a principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, will be posted on our website.

**Item 11. Executive Compensation.**

The information required by this item is incorporated by reference from the discussions under the headings "Compensation of Directors" and "Compensation of Executive Officers" in our Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference from the discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

The following table provides certain information as of December 31, 2007 with respect to our equity compensation plans:

**Equity Compensation Plan Information**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[1] | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[2] | — | — | 1,972,593 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | — | — | 1,972,593 |

---

(1) In addition to options, warrants, and rights, our Omnibus Stock Incentive Plan allows awards to be made in the form of shares of restricted stock or other forms of equity-based compensation. As of December 31, 2007, 1,909,557 shares of unvested restricted stock, issued under our Omnibus Stock Incentive Plan were outstanding. In addition, as of such date, 1,110,784 shares of unvested restricted stock issued under the plans of our predecessor entities were outstanding. Such shares are not reflected in the table above.

(2) Under the terms of our Omnibus Stock Incentive Plan, the number of shares reserved and available for issuance will increase annually each January 1 by an amount equal to the lesser of (1) 400,000 shares or (2) 2% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item is incorporated by reference from the discussions under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

**Item 14. Principal Accounting Fees and Services.**

The information required by this item is incorporated by reference from the discussion under the heading "Proposal Number Two - Approval of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm" in our Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

## PART IV

**Item 15. Exhibits and Financial Statement Schedules.**

The following documents are filed as part of this report:

1) Our Audited Consolidated and Combined Financial Statements

Balance Sheets as of December 31, 2007 and 2006

Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005

Statements of Stockholders' Equity for the Years Ended December 31, 2007, 2006 and 2005

Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005

Notes to Consolidated and Combined Financial Statements

Schedule II – Valuation and Qualifying Accounts

2) Exhibits – See Exhibit Index immediately following the signature page hereto, which Exhibit Index is incorporated by reference as if fully set forth herein.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BROOKDALE SENIOR LIVING INC.**

| | |
|---|---|
| By: | /s/ W.E. Sheriff |
| Name: | W.E. Sheriff |
| Title: | Chief Executive Officer |
| Date: | February 29, 2008 |

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Wesley R. Edens<br>Wesley R. Edens | Chairman of the Board | February 29, 2008 |
| /s/ W.E. Sheriff<br>W.E. Sheriff | Chief Executive Officer | February 29, 2008 |
| /s/ Mark W. Ohlendorf<br>Mark W. Ohlendorf | Co-President and Chief Financial Officer | February 29, 2008 |
| /s/ Bryan D. Richardson<br>Bryan D. Richardson | Executive Vice President, Chief Administrative Officer and Chief Accounting Officer | February 29, 2008 |
| /s/ William B. Doniger<br>William B. Doniger | Director | February 29, 2008 |
| /s/Frank M. Bumstead<br>Frank M. Bumstead | Director | February 29, 2008 |
| /s/ Jackie M. Clegg<br>Jackie M. Clegg | Director | February 29, 2008 |
| /s/ Jeffrey G. Edwards<br>Jeffrey G. Edwards | Director | February 29, 2008 |
| /s/ Jeffrey R. Leeds<br>Jeffrey R. Leeds | Director | February 29, 2008 |
| /s/ Mark J. Schulte<br>Mark J. Schulte | Director | February 29, 2008 |
| /s/ Samuel Waxman<br>Samuel Waxman | Director | February 29, 2008 |

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 2.1 | Membership Interest Purchase Agreement, dated June 29, 2005, by and among NW Select LLC, Emeritus Corporation, FIT-ALT Investor LLC and Brookdale Senior Living Inc. (incorporated by reference to Exhibit 2.11 to the Company's Registration Statement on Form S-1 (No. 333-127372) filed on August 9, 2005). |
| 2.2 | Conveyance Agreement, dated as of September 30, 2005, by and among Brookdale Senior Living Inc., Brookdale Living Communities, Inc., BSL Brookdale Merger Inc., BSL CCRC Merger Inc., BSL FEBC Merger Inc., Emeritus Corporation, FEBC-ALT Investors LLC, FIT-ALT Investor LLC, Fortress CCRC Acquisition LLC, Fortress Investment Trust II, Fortress Registered Investment Trust, Fortress Brookdale Acquisition LLC, Health Partners and NW Select LLC (incorporated by reference to Exhibit 2.12 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005). |
| 2.3 | Amended and Restated Agreement and Plan of Merger, dated March 30, 2006, by and between BLC Acquisitions, Inc., SALI Merger Sub Inc., and Southern Assisted Living, Inc. (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 10-K filed on March 31, 2006). |
| 2.4 | Stock Purchase Agreement, dated December 30, 2005, by and between Brookdale Living Communities, Inc. and Capstead Mortgage Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 30, 2005). |
| 2.5 | Asset Purchase Agreement, dated January 11, 2006, by and between BLC Acquisitions, Inc., as buyer, and Health Care Properties I, LLC; Health Care Properties IV, LLC; Health Care Properties VI, LLC; Health Care Properties VII, LLC; Health Care Properties VIII, LLC; Health Care Properties IX, LLC; Health Care Properties X, LLC; Health Care Properties XI, LLC; Health Care Properties XII, LLC; Health Care Properties XIII, LLC; Health Care Properties XV, Ltd.; Health Care Properties XVI, LLC; Health Care Properties XVII, Ltd.; Health Care Properties XVIII, LLC; Health Care Properties XX, LLC; Health Care Properties XXIII, LLC; Health Care Properties XXIV, LLC; Health Care Properties XXV, LLC; Health Care Properties XXVII, LLC; Cleveland Health Care Investors, LLC; and Wellington SPE, LLC, as sellers (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 10-K filed on March 31, 2006). |
| 2.6 | Asset Purchase Agreement, dated January 12, 2006, by and between AHC Acquisitions, Inc., as buyer, and American Senior Living Limited Partnership; American Senior Living of Fort Walton Beach, FL, LLC; American Senior Living of Jacksonville, LLC; American Senior Living of Jacksonville-SNF, LLC; American Senior Living of Titusville, FL, LLC; ASL Senior Housing, LLC; American Senior Living of Destin, FL, LLC; and American Senior Living of New Port Richey, FL, LLC, as sellers (incorporated by reference to Exhibit 2.13 to the Company's Annual Report on Form 10-K filed on March 31, 2006). |
| 2.7 | Purchase and Sale Agreement, dated February 7, 2006, among PG Santa Monica Senior Housing, LP; PC Tarzana Senior Housing, LP; PG Chino Senior Lousing, LP; The Fairways Senior Housing, LLC; AEW/Careage — Federal Way, LLC; AEW/Careage — Bakersfield, LLC; and AEW/Careage — Bakersfield SNF, LLC, as sellers, and BLC Acquisitions, Inc., as buyer (incorporated by reference to Exhibit 2.14 to the Company's Annual Report on Form 10-K filed on March 31, 2006). |
| 2.8 | Agreement and Plan of Merger, dated as of May 12, 2006, by and among Brookdale Senior Living, Inc., Beta Merger Sub Corporation, and American Retirement Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 12, 2006). |
| 3.1 | Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 14, 2006). |
| 3.2 | Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 20, 2007). |
| 4.1 | Form of Certificate for common stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-127372) filed on November 7, 2005). |

| | |
|---|---|
| 4.2 | Stockholders Agreement, dated as of November 28, 2005, by and among Brookdale Senior Living Inc., FIT-ALT Investor LLC, Fortress Brookdale Acquisition LLC, Fortress Investment Trust II and Health Partners (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on March 31, 2006). |
| 4.3 | Amendment No. 1 to Stockholders Agreement, dated as of July 25, 2006, by and among Brookdale Senior Living Inc., FIT-ALT Investor LLC, Fortress Registered Investment Trust, Fortress Brookdale Investment Fund LLC, FRIT Holdings LLC, and FIT Holdings LLC (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q filed on August 14, 2006). |
| 10.1 | Employment Agreement dated August 9, 2005, by and between Brookdale Senior Living Inc., Brookdale Living Communities, Inc. and Mark J. Schulte (incorporated by reference to Exhibit 10.69 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.2 | Employment Agreement dated September 8, 2005, by and between Brookdale Senior Living Inc., Alterra Healthcare Corporation and Mark W. Ohlendorf (incorporated by reference to Exhibit 10.70 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.3 | Employment Agreement dated August 9, 2005, by and between Brookdale Senior Living Inc., Brookdale Living Communities, Inc. and John P. Rijos (incorporated by reference to Exhibit 10.71 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.4 | Employment Agreement dated September 8, 2005, by and between Brookdale Senior Living Inc., a Delaware corporation, Alterra Healthcare Corporation and Kristin A. Ferge (incorporated by reference to Exhibit 10.73 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.5 | Brookdale Living Communities, Inc. Employee Restricted Stock Plan (incorporated by reference to Exhibit 10.75 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.6 | Award Agreement dated August 9, 2005, by and between Brookdale Living Communities, Inc. and Mark J. Schulte (incorporated by reference to Exhibit 10.76 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.7 | Award Agreement dated August 9, 2005, by and between Brookdale Living Communities, Inc. and John P. Rijos (incorporated by reference to Exhibit 10.77 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.8 | FEBC-ALT Investors LLC Employee Restricted Securities Plan (incorporated by reference to Exhibit 10.80 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.9 | Award Agreement dated August 5, 2005, by and between FEBC-ALT Investors LLC and Mark W. Ohlendorf (incorporated by reference to Exhibit 10.81 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.10 | Award Agreement dated August 5, 2005, by and between FEBC-ALT Investors LLC and Kristin A. Ferge (incorporated by reference to Exhibit 10.82 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-127372) filed on September 21, 2005).* |
| 10.11 | Exchange and Stockholder Agreement, dated September 30, 2005, by and among Brookdale Senior Living Inc., Fortress Brookdale Acquisition LLC and Mark J. Schulte (incorporated by reference to Exhibit 10.86 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005).* |

| | |
|---|---|
| 10.12 | Consent to Change of Control and Third Amendment to Master Lease, dated April 1, 2006, by and between Health Care Property Investors, Inc., Texas HCP Holding, L.P., ARC Richmond Place Real Estate Holdings, LLC, ARC Holland Real Estate Holdings, LLC, ARC Sun City Center Real Estate Holdings, LLC, and ARC LaBarc Real Estate Holdings, LLC, on the one hand, and Fort Austin Limited Partnership, ARC Santa Catalina, Inc., ARC Richmond Place, Inc., Freedom Village of Holland, Michigan, Freedom Village of Sun City Center, Ltd., LaBarc, L.P. and Park Place Investments, LLC, on the other hand, and ARCPI Holdings, Inc. and American Retirement Corporation (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 14, 2006). |
| 10.13 | Second Amended and Restated Master Lease Agreement, dated as of April 7, 2006, among Health Care REIT, Inc., HCRI North Carolina Properties III, Limited Partnership, HCRI Tennessee Properties, Inc., HCRI Indiana Properties, LLC, HCRI Wisconsin Properties, LLC, and HCRI Texas Properties, Ltd., and Alterra Healthcare Corporation (incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (No. 333-135030) filed on June 14, 2006). |
| 10.14 | Investment Agreement, dated as of May 12, 2006, by and among Brookdale Senior Living Inc. and RIC Coinvestment Fund LP (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 12, 2006). |
| 10.15 | Form of Option Agreement, by and among Brookdale Senior Living Inc. and RIC Coinvestment Fund LP (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 12, 2006). |
| 10.16 | Employment Agreement, dated May 12, 2006, by and between Brookdale Senior Living Inc. and W.E. Sheriff (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 12, 2006).* |
| 10.17 | Form of Employment Agreement for Gregory B. Richard, George T. Hicks, Bryan D. Richardson and H. Todd Kaestner (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on May 12, 2006).* |
| 10.18 | Separation Agreement and General Release, dated September 15, 2006, between Brookdale Senior Living Inc. and R. Stanley Young (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2006).* |
| 10.19 | Separation Agreement and General Release dated September 15, 2006 between Brookdale Senior Living Inc. and Deborah C. Paskin (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 18, 2006).* |
| 10.20 | Employment Agreement, dated September 25, 2006, by and between Brookdale Senior Living Inc. and T. Andrew Smith (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2006).* |
| 10.21.1 | Amended and Restated Credit Agreement, dated as of November 15, 2006, among Brookdale Senior Living Inc., as Borrower, the several lenders from time to time parties thereto, Lehman Brothers Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners, Goldman Sachs Credit Partners L.P., LaSalle Bank National Association and Banc of America Securities LLC, as co-arrangers, LaSalle Bank National Association and Bank of America, N.A., as co-syndication agents, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 17, 2006). |
| 10.21.2 | Amended and Restated Guarantee and Pledge Agreement, dated as of November 15, 2006, made by Brookdale Senior Living Inc. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 17, 2006). |

| | |
|---|---|
| 10.21.3 | First Amendment, Consent and Waiver, dated as of October 10, 2007, to the Amended and Restated Credit Agreement, dated as of November 15, 2006, among Brookdale Senior Living Inc., the several lenders from time to time parties thereto, Lehman Brothers Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners, Goldman Sachs Credit Partners L.P., LaSalle Bank National Association and Banc of America Securities LLC, as co-arrangers, LaSalle Bank National Association and Bank of America, N.A., as co-syndication agents, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 16, 2007). |
| 10.22.1 | Brookdale Senior Living Inc. Omnibus Stock Incentive Plan, as amended and restated effective June 12, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2007).* |
| 10.22.2 | Form of Restricted Share Agreement under the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan (Three Year Time-Vesting; No Dividends) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2007).* |
| 10.22.3 | Form of Restricted Share Agreement under the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan (Five Year Time-Vesting; With Dividends) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2007).* |
| 10.22.4 | Form of Restricted Share Agreement under the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan (Four Year Performance/Time-Vesting; With Dividends) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2007).* |
| 10.22.5 | Form of Restricted Share Agreement under the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan (Four Year Performance/Time-Vesting; No Dividends) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2007).* |
| 10.23 | Separation Agreement and General Release, dated February 7, 2008, between Brookdale Senior Living Inc. and Mark J. Schulte (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 11, 2008).* |
| 10.24 | Separation Agreement and General Release and Consulting Agreement, dated February 11, 2008, between Brookdale Senior Living Inc. and Paul A. Froning (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 11, 2008).* |
| 21 | Subsidiaries of the Registrant. |
| 23 | Consent of Ernst & Young LLP. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Management Contract or Compensatory Plan

**EXHIBIT 31.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**

**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, W.E. Sheriff, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookdale Senior Living Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

ate: February 29, 2008

/s/ W.E. Sheriff
W.E. Sheriff
Chief Executive Officer

**EXHIBIT 31.2**

**CERTIFICATION OF CHIEF FINANCIAL OFFICER**

**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Mark W. Ohlendorf, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookdale Senior Living Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under ou supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements fo external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's mos recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonabl likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financia reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalen functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which ar reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's interna control over financial reporting.

Date: February 29, 2008

/s/ Mark W. Ohlendorf

Mark W. Ohlendorf
Chief Financial Officer

**EXHIBIT 32**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Brookdale Senior Living Inc. (the "Company") for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), W.E. Sheriff, as Chief Executive Officer of the Company, and Mark W. Ohlendorf, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W.E. Sheriff

Name: W.E. Sheriff
Title: Chief Executive Officer
Date: February 29, 2008

/s/ Mark W. Ohlendorf

Name: Mark W. Ohlendorf
Title: Chief Financial Officer
Date: February 29, 2008

BROOKDALE
SENIOR LIVING

CORPORATE HEADQUARTERS
330 North Wabash
Suite 1400
Chicago, IL 60611
(312) 977-3700

*For more information visit our website:*
*www.brookdaleliving.com*

*Brookdale Senior Living Resident Programs:*

OPTIMUM LIFE® by BROOKDALE — Celebrations Brookdale Senior Living — INNOVATIVE SENIOR CARE by BROOKDALE — INNOVATIVE SENIOR CARE by BROOKDALE Home Care

## OUR MISSION

Enriching the lives of those we serve
with compassion, respect, excellence and integrity.

## OUR CORNERSTONES

- Take ownership and pride in everything we do.
- Recognize that good people make the difference and are the key to our success.
- Work together as one team.
- Provide meaningful rewards for residents, associates and shareholders.
- Respect others through honesty, understanding and trust.
- Put the resident first and the "bottom line" will take care of itself.
- Have fun and celebrate life every day.

END